Exhibit 99.1
Our purpose: meaningful impact around the world Information Circular 2024

2024 Information Circular | TELUS International About TELUS International TELUS International (NYSE & TSX: TIXT) (TELUS International (CDA) Inc. or Company) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The Company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and travel and hospitality. TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the Company has positively impacted the lives of more than 1.2 million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $5.4 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com. Copyright © 2024 TELUS International (Cda) Inc. All rights reserved. We use various trademarks, trade names and service marks in this report, including TELUS, which is used under license from TELUS Corporation. The symbols TM and ® indicate those trademarks, trade names and service marks owned by TELUS International, its subsidiaries or its affiliates. For convenience, we may not include the TM or ® symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. All other trademarks, trade names or service marks referred to in this report are the property of their respective owners.

TELUS International | 2024 Information Circular Welcome to our shareholder meeting On behalf of the TELUS International Board of Directors, our executive leadership team and our 75,000 team members in 32 countries, thank you for your continued confidence in TELUS International. We are grateful for your support for our strategic intent to be the AI-fueled customer experience partner of choice for global and innovative brands, including our more than 650 valued clients worldwide. In 2023, our TELUS International team experienced a challenging year for our industry, and we did not achieve the results nor returns that we aspired to for our shareholders. You have our word that we will learn from this experience and re-double our well-considered efforts to deliver the exceptional results that have been a hallmark of TELUS International over many years. Against a difficult macroeconomic backdrop, our team continued to remain focused on creating long-term value for our clients, investors and communities, with an unwavering commitment to excellence in customer experience, driven by our caring culture and highly skilled team members. These efforts yielded tangible results in: True to our values, despite the challenging environment in 2023, we remained committed to investing meaningfully in our communities by hosting TELUS Days of Giving events and distributing more than $500,000 in community board funding to grassroots charitable organizations. Since 2007, we have positively impacted the lives of more than 1.6 million people around the world, building stronger communities and helping our fellow citizens in need through our large-scale volunteer events and charitable giving. The symbiotic relationship between TELUS International and the communities where we live, work and serve is a potent differentiator for our company, yielding a better talent quotient and higher level of team member loyalty and productivity. „ Delivering solid revenue growth, to end 2023 with $2.7 billion in total revenue. Importantly, we delivered on our commitment made at the midpoint of the year to improve our profitability, with meaningful cost efficiency efforts helping us bring our margin profile closer to our historical average, and positioning TELUS International to deliver strong, profitable growth and free cash flow yield as the demand environment recovers within our industry; „ Winning new customers and expanding our relationships with many existing clients. Notably, our team continued to deepen engagement with our largest client and parent company, TELUS Corporation (TELUS), supporting their ongoing digital evolution within multiple areas, Delivering on our commitments 01 TELUS International | 2024 Information Circular including their Consumer Services and their fast-growing Health line of business. Additionally, our team built further momentum with Google, who became our second largest client in 2023, driven by promising growth in our AI Data Solutions work for this hyperscale, long-tenured client and partner; and „ Staying at the forefront of technological advancements. In 2023, our TELUS International team launched Fuel iX, a suite of GenAI offerings that provide our enterprise clients with secure, cost-effective and tailored access to large language models. Our GenAI Jumpstart accelerator program is already garnering industry recognition as we deliver customized GenAI solutions that are enabling customer care experiences to be delivered more effectively and efficiently.

2024 Information Circular | TELUS International Supported by TELUS The TELUS International Annual General Meeting (AGM) of shareholders will be held virtually on May 17, 2024. At the AGM, you are welcome to exercise your right to vote as a TELUS International shareholder. Registered shareholders and duly appointed proxy Our TELUS International Board of Directors and leadership team deeply appreciate the ongoing trust and confidence you place in us to make the right decisions, for the right reasons, as we guide our company to continuously realize long-term value for all of our stakeholders. The Annual General Meeting Our continued gratitude Sincerely, 2024 Information Circular | TELUS International 02 Darren Entwistle Chair of the Board Josh Blair Vice-Chair of the Board Since its inception in 2005, TELUS International has benefited from a powerful and mutually beneficial relationship with our founding shareholder, TELUS. Importantly, our focus on customer service excellence and our award-winning, caring culture have been fostered based on TELUS’ best practices that have proved successful in their domestic market. Moreover, TELUS is an exceptional anchor client for us, enabling us to help them with innovative digital transformation initiatives, and thereafter, productizing and scaling these solutions for the benefit of our hundreds of other highly-valued, external clients. With 56.0 per cent of the economic interest in TELUS International, TELUS remains as committed as ever to supporting our long-term growth, seizing upon the considerable growth opportunities across the digital to AI continuum, whilst always leading our industry with our customers first ethos. holders will have the opportunity to attend, participate and vote at the meeting from any location. Non-registered shareholders may register to participate as proxy holders. Those who have not duly appointed themselves as proxy holders may also attend virtually as guests. Guests will be able to listen to the meeting but will not be able to vote or ask questions at the meeting.

TELUS International | 2024 Information Circular About the meeting and our Board 07-38 Information about voting 07-18 Who can vote 07 Matters to be voted on and approval required 08 Quorum 08 Virtual meeting and technical requirements 08 Submitting questions 08 How to vote 09 How your proxyholder will vote 17 Confidentiality 17 Solicitation by management 17 Notice and Access 17 Delivery of proxy materials 18 Voting results 18 For more information 18 Additional information 19 Interest of certain persons in material transactions and related party transactions 19 Additional matters and information 19 Indebtedness of directors and officers 19 Business of the meeting 20-22 Audited consolidated financial statements 20 Election of directors 20 Appointment of auditors 21 Note on say on pay 21 2023 voting results 22 About our nominated directors 23-36 Independence 23 Diversity, equity and inclusion 23 Director profiles 24 Additional disclosure related to directors 36 Table of contents 03 Notice of Annual General Meeting of Shareholders 06 Business of the meeting 06 Right to vote 06 Approval of the Circular 06

2024 Information Circular | TELUS International Corporate governance 39-56 Statement of corporate governance practices 39 Board of Directors 42-56 Oversight and mandate 42 Composition 42 Skills matrix 43 Environmental, social and governance (ESG) board oversight 44 Committees 44 Independence 48 Meetings of independent directors and conflicts of interest 48 Related party transactions 49 Position descriptions — Chair, Vice-Chair and CEO 49 Lead Director 51 Expectations of our board — attendance, caps on outside service and interlocks 51 Succession planning 51 Board evaluation 52 Term limits and mechanisms of board renewal 52 Diversity, equity and inclusion 53 Orientation and continuing education 53 Code of ethics and conduct 55 Shareholder engagement 55 Executive compensation 57-85 Overview 57-67 Key compensation principles 57 Board oversight and compensation governance 60 Compensation consultant 61 Compensation elements for the CEO and the other NEOs in 2023 61 Total compensation at a glance 62 2023 approach to compensation 63 04 Director compensation 37-38 Director compensation table 38 Director share ownership guidelines 38

TELUS International | 2024 Information Circular Equity compensation plans 86-92 Company equity-based compensation plans at a glance 86-92 Omnibus Long-Term Incentive Plan (MIP) 87 2021 Omnibus Long-Term Incentive Plan 89 2021 Employee Share Purchase Plan (2021 ESPP) 91 Appendix A: Terms of reference for the Board 93-96 2023 actual compensation 68-85 Benefits and perquisites 68 Employment agreements 69 Company Clawback Policy 69 Clawback policy for Mr. Puritt 69 Executive share ownership guidelines 70 Executive shareholdings summary 70 Tax and accounting considerations 70 Conclusion 70 Summary compensation table 71 Grants of plan-based awards 73 Outstanding equity awards at fiscal year-end 74 Option exercises and shares vested 75 TELUS Retirement plan benefits 75 Summary of NEO employment and separation agreements 78 Severance on termination of employment 80 Change of control 80 Confidentiality, non-compete and non-solicit 80 Potential payments upon termination or change-in-control 80 Pay versus performance 83 05

Notice of Annual General Meeting of Shareholders

As we look to continue to balance optimization of shareholder engagement and cost efficiencies within our operations, TELUS International will use the power of technology again this year to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast.

- Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate in and vote at this virtual meeting from any location.
- Non-registered shareholders who have not duly appointed themselves as proxy holders and registered with our transfer agent, Computershare Investor Services Inc. (Computershare), may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting.

A summary of the information shareholders will need to attend, participate in and vote at our virtual meeting is provided on pages 7 to 18.

Business of the meeting

At the meeting, shareholders will be asked to:

1. receive the Company's 2023 audited consolidated financial statements, together with the report of the auditors on those statements;
2. elect directors of the Company (Directors) for the ensuing year;
3. appoint Deloitte LLP (Deloitte) as auditors for the ensuing year and authorize the Directors to fix their remuneration; and
4. transact any other business that may properly come before the meeting and any postponement or adjournment thereof.

Right to vote

Holders of record of subordinate voting shares and/or multiple voting shares on March 28, 2024 (the Record Date), are entitled to notice of, and to vote at, our meeting or any adjournment thereof. Each multiple voting share carries the right to ten votes per multiple voting share held and each subordinate voting share carries the right to one vote per subordinate share held.

You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 7.

Approval of the Circular

The board of directors of TELUS International (the Board of Directors or Board) has approved in substance the content of this information circular and has authorized us to send it to the Company's shareholders as at the Record Date.

Vancouver, British Columbia
Dated March 21, 2024

By order of the Board of Directors

[signature]

Michel E. Belec
Chief Legal Officer and Corporate Secretary

When

Friday,
May 17, 2024
4:00 p.m. (ET)

Where

Virtual-only meeting via live audio webcast online at https://web.lumiagm.com/460586570

Materials

A notice and access notification to shareholders (Notice) will be mailed to non-registered shareholders on or about April 15, 2024. We are providing access to the information circular and the annual report to non-registered shareholders via the internet using the "notice and access" systems.

These materials are available on the website referenced in the Notice: https://www.envisionreports.com/telusinternational2024. Registered shareholders will receive a paper copy of our information circular and related proxy materials.

2024 Information Circular | TELUS International 06

About the meeting and our Board

Information about voting

Who can vote

Holders of record of subordinate voting shares and/or multiple voting shares on the Record Date are entitled to notice of, and to vote at, our annual general meeting or any adjournment thereof. There were 110,088,448 subordinate voting shares and 164,381,876 multiple voting shares outstanding on March 21, 2024.

The subordinate voting shares are "restricted securities", within the meaning of such term under applicable Canadian securities laws, in that they do not carry equal voting rights with the multiple voting shares. **Each multiple voting share carries the right to ten votes per multiple voting share held and each subordinate voting share carries the right to one vote per subordinate voting share held.** In aggregate, all the voting rights associated with the subordinate voting shares represented, as of March 21, 2024, approximately 6.3 per cent of the voting rights attached to all of the Company's issued and outstanding shares.

Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the Toronto Stock Exchange (TSX) designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the holders of multiple voting shares upon completion of our initial public offering entered into a customary coattail agreement with the Company and a trustee (the Coattail Agreement). The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.

To the knowledge of the Directors and the Company's executive leadership team (ELT) of TELUS International, as of March 21, 2024, the only persons or companies that beneficially owned, directly or indirectly, or exercised control or direction over, 10 per cent or more of the voting rights attached to any class of outstanding shares are the following:

Name	# of Multiple Voting Shares Owned	% of Outstanding Multiple Voting Shares	# of Subordinate Voting Shares Owned	% of Outstanding Subordinate Voting Shares	Percentage of Outstanding Shares	Percentage of Total Voting Power
TELUS[1]	152,004,019	92.5%	1,438,013	1.3%	55.9%	86.7%
BPEA[2]	12,377,857	7.5%	35,550,000	32.3%	17.5%	9.1%
Capital Research Global Investors[3]	—	—	13,941,848	12.7%	5.1%	*

** represents less than one per cent of total voting power.*

(1) *Consists of shares held by (i) TELUS and (ii) 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly owned subsidiary of TELUS. Multiple voting shares held by TELUS are convertible into an equivalent number of subordinate voting shares. If TELUS were to convert all its multiple voting shares into subordinate voting shares, it would hold 58.5 per cent of our subordinate voting shares and 39.1 per cent of our voting power. In June 2022, TELUS purchased 3,000,000 of our multiple voting shares, representing 1.5 per cent of our multiple voting shares then outstanding and 1.45 per cent of our voting power, from BPEA. In May 2023, TELUS purchased 2,500,000 of our multiple voting shares, representing 1.3% of our multiple voting shares then outstanding and 1.2% of our voting power, from BPEA. For details on significant acquisitions of our common shares by TELUS, see "Item 7B—Related Party Transactions—Share Issuances" in our annual report on Form 20-F which is available through https://www.sedarplus.ca and https://www.sec.gov and which disclosure is specifically incorporated by reference and forms an integral part of this information circular.*

(2) *BPEA refers to BPEA EQT, formed as a result of the combination of Baring Private Equity Asia and EQT Asia in 2022. Consists of shares held by Riel B.V., which is indirectly and wholly-owned by BPEA Private Equity Fund VI, L.P.1 formerly known as The Baring Asia Private Equity Fund VI, L.P.1 (Fund VI1), BPEA Private Equity Fund VI, L.P.2, formerly known as The Baring Asia Private Equity Fund VI, L.P.2 (Fund VI2) and certain of its affiliates. The general partner of Fund VI1 and Fund VI2 is BPEA Private Equity GP VI, L.P. formerly known as Baring Private Equity Asia GP VI, L.P. (Fund VI GP). The general partner of Fund VI GP is BPEA Private Equity GP VI Limited formerly known as Baring Private Equity Asia GP VI Limited (Fund VI Limited). As the majority shareholder of Fund VI Limited, BPEA EQT Holdings AB may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Fund VI and Fund VI2 and their affiliates, but disclaims beneficial ownership of such shares. The address of Fund VI GP and Fund VI Limited is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. The address of BPEA EQT Holdings AB is Regeringsgatan 25 Stockholm, 111 53 Sweden. Multiple voting shares so held by BPEA are convertible into an equivalent number of subordinate voting shares. If BPEA were to convert all its multiple voting shares into subordinate voting shares, it would hold 39.1 per cent of our subordinate voting shares and 2.9 per cent of our voting power. In September 2021, BPEA sold 13,648,000 subordinate voting shares in a secondary offering, following conversion of an equivalent number of multiple voting shares into subordinate voting shares, representing 20.3 per cent of our outstanding multiple voting shares then outstanding and 6.2 per cent of our voting power. In June 2022, BPEA sold 3,000,000 multiple voting shares, representing 1.5 per cent of our multiple voting shares then outstanding and 1.45 per cent of our voting power, to TELUS Corporation. In May 2023, BPEA sold 2,500,000 multiple voting shares, then representing 1.3% of our multiple voting shares then outstanding and 1.2% of our voting power, to TELUS Corporation. In December 2023, BPEA converted 32,500,000 of its multiple voting shares into subordinate voting shares, representing 16.3 per cent of our multiple voting shares then outstanding and 15.7 per cent of our voting power. In February 2024, BPEA converted 3,000,000 of its multiple voting shares into subordinate voting shares, representing 1.8 per cent of our multiple voting shares then outstanding and 1.7 per cent of our voting power. For details on significant acquisitions of our common shares by BPEA, see "Item 7B—Related Party Transactions—Share Issuances" in our annual report on Form 20-F which is available through www.sedarplus.ca and www.sec.gov and which disclosure is specifically incorporated by reference and forms an integral part of this information circular.*

(3) *Represents subordinate voting shares beneficially owned by Capital Research Global Investors, a division of Capital Research and Management Company, based solely on the Schedule 13F filed by Capital Research Global Investors with the SEC on February 13, 2024.*

07 TELUS International | 2024 Information Circular

2024 Information Circular | TELUS International The following are items of business to be voted on at the meeting: We are required to have shareholders (represented in person or by proxy) holding, in the aggregate, at least 25 per cent of the issued and outstanding shares plus at least a majority of multiple voting shares entitled to be voted at the meeting. As we look to balance optimization of shareholder engagement and cost efficiencies within our operations, TELUS International will use the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast. Questions for the meeting may be submitted either before the meeting through https://investorvote.com (refer to your control number as shown on your proxy form or on your voting instruction form, as applicable) or by selecting the messaging icon during the meeting for those shareholders participating via the live webcast. Only registered shareholders and duly appointed proxyholders may submit questions for the meeting, either before or during the meeting. Before a vote is held on each matter, the chair of the meeting and members of management present will answer questions specifically relating to matters to be voted on, if applicable. General questions will be addressed following the meeting during a question and answer period. So that as many questions as possible are answered, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders on the same topic, or that are otherwise related, may be grouped, summarized and answered together. All shareholder questions are welcome. However, we do not intend to address questions that: See further instructions on pages 10 to 16, depending on if you are a registered or a non-registered shareholder. You may access the website via your smartphone, tablet or computer and you will need the latest version of Chrome, Safari, Edge or Firefox (note that the use of Internet Explorer is not recommended). Please ensure that you are connected to the internet at all times to be able to vote. If you are not connected, your vote may not be recorded. It is your responsibility to ensure that you stay connected for the duration of the meeting. You should allow ample time to log into the meeting online and complete the related procedure. Please also see the Virtual AGM User Guide, which is included in the mailing envelope sent to shareholders and is available at https://web. lumiagm.com/460586570, on https://www.sedarplus.ca and on https://www.sec.gov, for additional instructions on participating in the virtual meeting. For further help, contact Lumi at support-ca@lumiglobal.com and an Event Specialist will respond promptly. All of these items require approval by a majority of votes cast by shareholders at the meeting. Matters to be voted on and approval required Quorum Virtual meeting and technical requirements Submitting questions „ the election of Directors; and „ the appointment of Deloitte as auditors for the ensuing year and authorizing the Directors to fix their remuneration. „ Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate in and vote at this virtual meeting from any location. This includes the ability to ask questions and vote in real-time, provided that you are connected to the internet. „ Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. „ are irrelevant to the business of the meeting or TELUS International; „ are related to personal grievances; „ are related to non-public information about TELUS International; „ constitute derogatory references to individuals or that are otherwise offensive to third parties; „ are repetitious or have already been asked by other shareholders; „ are in furtherance of a shareholder’s personal or business interest, or „ are out of order or not otherwise appropriate as determined by the chair or secretary of the meeting in their reasonable judgment. 08

TELUS International | 2024 Information Circular The chair of the meeting has broad authority to conduct the meeting in an orderly manner. To ensure the meeting is conducted in a manner that is fair to all shareholders, the chair of the meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question. Any questions pertinent to the meeting that cannot be answered during the meeting due to time constraints will be answered and posted online at https://web.lumiagm.com/460586570. Posted questions may be summarized or grouped. The questions and answers will be available as soon as practical after the meeting and remain available for one month. How you can vote depends on whether you are a registered or non-registered (beneficial) shareholder. More details can be found in the tables on the following pages. How to vote 09

2024 Information Circular | TELUS International Registered shareholders You are a registered shareholder if you have a share certificate or direct registration system (DRS) advice issued in your name. If you want to vote by proxy before the meeting Internet „ By visiting the following website: investorvote.com. Refer to your control number (shown on your proxy form) and follow the online voting instructions. Telephone „ By calling the toll-free number, 1-866-732-VOTE (8683) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. „ Note that you cannot appoint anyone other than Josh Blair or, failing him, Jeffrey Puritt as your proxy if you vote by phone. Mail „ By completing your proxy form and returning it by mail or hand delivery, following the instructions on the form. You can vote in any of the following ways: If you want to attend and vote at the virtual meeting 1. Log in online at https://web.lumiagm.com/460586570 at least 15 minutes before the meeting starts. Please check that your browser is compatible. 2. Click “Shareholder”. 3. Enter your control number (on your proxy form) as your username. 4. Enter the password: tixt2024 (case sensitive). 5. Follow the instructions to view the meeting and vote when prompted. Once you log into the meeting using your control number and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions on page 11), but you will be unable to vote or ask questions at the meeting. Please follow these steps: 10 Registered shareholders

TELUS International | 2024 Information Circular Registered shareholders If you want to appoint a third party as proxy to attend and vote at the virtual meeting If you want to appoint someone else as your proxy to attend, participate in and vote at the meeting (other than the management appointees, Josh Blair, Vice-Chair of the Board, or, failing him, Jeffrey Puritt, President and CEO of TELUS International), you must submit your proxy form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder. If you want to attend the virtual meeting as a guest 1. Submit your proxy form — To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form (whether by internet or mail — see page 10). This step must be completed before registering such proxyholder as step 2. 2. Register your proxyholder — To register a proxyholder, shareholders MUST visit computershare.com/ TELUSInternational by 4:00 p.m. (ET) on May 15, 2024 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting. 1. Log in online at https://web.lumiagm.com/460586570. We recommend that you log in at least 15 minutes before the meeting starts. 2. Click “Guest” and then complete the online form. Guests can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. Please follow these steps: 11

2024 Information Circular | TELUS International Registered shareholders Deadline for returning your form Your completed proxy form must be received by: TELUS International c/o Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 no later than 4:00 p.m. (ET) on May 15, 2024. If the meeting is adjourned or postponed, your completed proxy form must be received by 4:00 p.m. (ET) on the second-last business day before the reconvened meeting date (Proxy Deadline). If you change your mind about your vote 1. Deliver a letter stating that you want to revoke your proxy to the registered office of the Company, to the attention of: TELUS International Chief Legal Officer and Corporate Secretary 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3 any time up to 4:00 p.m. (ET) on May 15, 2024 or, if the meeting is adjourned or postponed, by 4:00 p.m. (ET), on the business day before the date of the reconvened meeting. 2. Any other way allowed by law. If you change your mind about your voting, you may revoke your proxy by following the instructions below: 12

TELUS International | 2024 Information Circular Non-registered shareholders You are a non-registered shareholder if your shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution. If you want to vote by proxy before the meeting Internet „ By visiting the following website: proxyvote.com. Refer to your control number (shown on your form) and follow the online voting instructions. Telephone „ By calling the toll-free number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions. „ Note that you cannot appoint anyone other than Josh Blair or, failing him, Jeffrey Puritt as your proxy if you vote by phone. Mail „ By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form. You can vote in any of the following ways: Non-registered shareholders 13

2024 Information Circular | TELUS International Non-registered shareholders If you want to attend and vote at the virtual meeting If you are a non-registered shareholder and you wish to vote at the meeting, you have to appoint yourself as a proxyholder first and then also register with Computershare. This is because the Company and Computershare do not have a record of the non-registered shareholders of the Company and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder. Please follow these steps: 1. To appoint yourself as proxyholder, insert your name into the appropriate space on the voting instruction form. Do not fill out your voting instructions. Follow the instructions for submitting the voting instruction form (whether by internet or mail — see above) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as per step 2. 2. Register yourself as a proxyholder by visiting computershare. com/ TELUSInternational by 4:00 p.m. (ET) on May 15, 2024. Computershare will ask you for your proxyholder contact information and will send you a username via email shortly after this deadline. Without a username, you will not be able to attend, participate or vote at the meeting. 3. Log in online at https://web.lumiagm.com/460586570 at least 15 minutes before the meeting starts. Please check that your browser is compatible. 4. Click “Shareholder”. 5. Enter the username that was provided by Computershare. 6. Enter the password: tixt2024 (case sensitive). 7. Follow the instructions to view the meeting and vote when prompted. 14

TELUS International | 2024 Information Circular If you want to appoint a third party as proxy to attend and vote at the virtual meeting If you want to appoint someone else (other than the management appointees, Josh Blair, Vice-Chair of the Board, or, failing him, Jeffrey Puritt, President and CEO of TELUS International) as a proxy to attend, participate and vote at the meeting, you must submit your voting instruction form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate in or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder. Please follow these steps: If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder then, in addition to steps 2 to 7 above, you must first obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labeled as “Legal Proxy” and received no later than 4:00 p.m. (ET) on May 15, 2024. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register your appointment as a proxyholder at computershare.com/TELUSInternational as noted above. 1. Submit your voting instruction form — To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the voting instruction form. Follow the instructions for submitting the voting instruction form (whether by internet or mail — see page 13) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as per step 2. 2. Register your proxyholder — To register a proxyholder, shareholders MUST visit computershare.com/ TELUSInternational by 4:00 p.m. (ET) on May 15, 2024 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting. Non-registered shareholders 15

2024 Information Circular | TELUS International If you want to attend the virtual meeting as a guest Deadline for returning your voting instruction form If you change your mind about your vote If you are a non-registered shareholder located in the United States, and you wish to appoint a third party as your proxyholder, you must also obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the Proxy Deadline to enable your intermediary to act on your instructions before the deadline. Typically, the deadline for non-registered shareholders is a day before the Proxy Deadline. For non-registered shareholders, if you have provided your voting instructions and changed your mind about your vote, you can revoke your proxy or voting instructions by contacting your intermediary. If your intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary’s deadline. 1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labeled as “Legal Proxy” and received no later than 4:00 p.m. (ET) on May 15, 2024. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register the third party’s appointment as proxyholder at computershare.com/ TELUSInternational as noted above. „ Log in online at https://web.lumiagm.com/460586570. We recommend that you log in at least 15 minutes before the meeting starts. „ Click “Guest” and then complete the online form. 16 Non-registered shareholders

TELUS International | 2024 Information Circular By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote or withhold from voting your shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed Josh Blair, Vice-Chair of the Board (the Vice-Chair) or, failing him, Jeffrey Puritt, President and Chief Executive Officer (CEO) of TELUS International (together, the management proxyholders) as your proxy and you do not provide them with instructions, they will vote your shares in favor of: All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders’ votes, except: Your proxy is being solicited by TELUS International management and the Company will pay for the cost of solicitation. TELUS International management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, TELUS International employees and/or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. Canadian securities rules (Notice and Access) permit us to provide our non-registered shareholders with electronic access to the information circular and the annual report for the meeting instead of sending a paper copy. This means that the information circular and annual report are posted online for non-registered shareholders to access, rather than being mailed. Notice and Access is more environmentally friendly, as it helps reduce paper and energy use and also reduces printing and mailing costs. Non-registered shareholders will still receive forms of proxy or voting instruction forms in the mail so that they can vote their shares. However, unless a non-registered shareholder previously requested a paper copy, rather than receiving a paper copy of the information circular and the annual report, they will receive a notice that has instructions on how to access and review an electronic copy of our information circular and annual report and how to request a paper copy. The notice also provides instructions on voting shares using the various voting methods provided (internet, telephone and mail). If non-registered shareholders would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice. Registered shareholders will continue to receive a paper copy of our information circular and form of proxy. Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as they see fit on any amendment or variation to any of the matters identified in the notice of meeting on page 6 and any other matters that may properly be brought before the meeting, to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. As of March 21, 2024, no Director or Executive Officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting. How your proxyholder will vote Confidentiality Solicitation by management Notice and Access „ electing as a director (Director) each nominee listed in this information circular; and „ appointing Deloitte as auditors and authorizing the Directors to fix their remuneration. „ as necessary to meet applicable law, „ in the event of a proxy contest, or „ in the event a shareholder has made a written comment on the proxy. 17

2024 Information Circular | TELUS International Proxy materials are sent to registered shareholders through our transfer agent, Computershare. We do not send proxy-related material directly to non-registered shareholders. We use the services of Broadridge Investor Communication Solutions, Canada, which acts on behalf of the intermediaries, to send proxy materials to non-registered shareholders. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to objecting non-registered shareholders. The voting results for each item of business at the meeting will be posted on https://www.telusinternational.com/investors and available via https://www.sedarplus.ca and https://www.sec.gov after the meeting. Contact Computershare if you have additional questions regarding how to vote at or in advance of the meeting: Delivery of proxy materials Voting results For more information „ phone: 1-800-564-6253 (toll-free within North America), +1 (514) 982-7555 (outside North America) „ email: service@computershare.com „ online: https://www.computershare.com/service „ mail: Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 18

TELUS International | 2024 Information Circular Additional information Other than as described below or elsewhere in this information circular, none of the insiders of the Company, no nominee for election as a Director and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries. Interest of certain persons in material transactions and related party transactions We are party to a shareholders’ agreement with TELUS and BPEA that governs the relationship among us, TELUS and BPEA (the Shareholders’ Agreement). The Shareholders’ Agreement provides for, among others, certain director nomination and a number of special shareholder rights for TELUS. We are also party to a registration rights agreement (the Registration Rights Agreement) with TELUS and certain of its subsidiaries, BPEA, our chief executive officer and certain members of management of WillowTree. The Registration Rights Agreement provides, among other things, certain demand and piggyback registration rights that require us to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of our subordinate voting shares on the terms set out in the Registration Rights Agreement. A summary of the terms of the Shareholders’ Agreement and Registration Rights Agreement is described under “Corporate Governance” and under the heading “Item 7B — Related Party Transactions — Our Relationship with TELUS — Shareholders’ Agreement” in our annual report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) which is available through https://www.sedarplus.ca and https://www.sec.gov and which disclosure is specifically incorporated by reference and forms an integral part of this circular. The Shareholders’ Agreement and its amendments are available on https://www.sedarplus.ca, and https://www.sec.gov as exhibits to our Annual Report. Upon request, we will promptly provide a copy of any such documents, free of charge, to any securityholder.The audit committee (Audit Committee) of the Board of Directors is mandated with reviewing any related party transactions that arise involving a Director or senior officer of TELUS International, and to approve any procedures that should be adopted in connection therewith. Shareholders’ agreement We, TELUS and certain of its subsidiaries also entered into intercompany agreements to provide a framework for our relationship and to provide for services that we, TELUS and certain of its subsidiaries will receive and provide from and to the other. In addition, TELUS is a lender under the Company’s senior secured credit agreement. A summary of the terms of each intercompany agreement is described under the heading “Related Party Transactions — Our Relationship with TELUS” in our Annual Report which is available through https://www.sedarplus.ca and https://www.sec.gov and which disclosure is specifically incorporated by reference and forms an integral part of this information circular. Agreements with TELUS All financial information is reported in U.S. dollars unless otherwise specified. Additional financial information is contained in our Annual Report on Form 20-F and the audited consolidated financial statements of the Company for the year ended December 31, 2023, and management’s discussion and analysis thereof. These documents are available free of charge to any security holder upon request to TELUS International Law & Governance, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. TELUS International’s public documents are also available through sedarplus.ca and sec.gov. Unless otherwise indicated, the information provided in this information circular is as of March 21, 2024. Additional matters and information No Director or officer (Officer) of the Company or proposed nominee for election as a Director, or any associate thereof, is or has at any time since the beginning of the preceding three financial years been indebted to the Company or its subsidiaries. Indebtedness of directors and officers 19

2024 Information Circular | TELUS International Business of the meeting The audited consolidated financial statements for the year ended December 31, 2023 and the accompanying management’s discussion and analysis, are contained in the TELUS International 2023 annual report on Form 20-F, which is available through https://www.sedar.com and https://www.sec.gov. You may also obtain a copy upon request, free of charge to any securityholder, to TELUS International’s Chief Legal Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. The Board has fixed the number of Directors at 11 in accordance with the articles of the Company (Articles). We believe the size of the Board is optimal to enable us to leverage the diversity of skills, experience and background necessary to effectively serve the Company and to form effective committees of the Board (Committees). At the meeting, we will ask you to vote for the election of the 11 nominees proposed by the Company as Directors. See pages 23 to 35 for biographical and other relevant information about all of the nominees. Each shareholder will be entitled to vote for, or withhold their votes from, the election of each director. Josh Blair, the Vice-Chair of the Board, or failing him, Jeffrey Puritt, our President and Chief Executive Officer, have been named in the proxy as proxyholders (management proxyholders), and they intend to vote FOR the election of all 11 nominees whose names and profiles are set forth on pages 23 to 35, except in relation to shares held by a shareholder who instructs otherwise. Our majority voting policy applies to uncontested Director elections. Under this policy, if a nominee for election as a Director does not receive a greater number of votes “for” than votes “withheld” with respect to his or her election by shareholders, then the nominee shall promptly tender his or her resignation to the Vice-Chair following the meeting of shareholders at which the matter of the election of the Director was brought forth. The Governance and Nominating Committee will consider such offer to resign and make a recommendation to our Board whether or not to accept it. In its deliberations, the Governance and Nominating Committee will consider any stated reasons why shareholders “withheld” votes from the election of that Director, the length of service and the qualifications of the Director, the Director’s contributions to our Company, the effect such resignation may have on our ability to comply with any applicable governance rules and policies and the dynamics of the Board and any other factors that the Governance and Nominating Committee considers relevant. Our Board will act on the Governance and Nominating Committee’s recommendation within 90 days following the applicable meeting of shareholders and announce its decision in a press release, after considering the factors considered by the Governance and Nominating Committee and any other factors that the Board considers relevant. Our Board will accept a resignation except in situations where extenuating circumstances would warrant the Director to continue to serve on the Board. Our majority voting policy will apply for uncontested Director elections, being elections in which the number of nominees for election as a Director is the same as the number of Directors to be elected. Our majority voting policy is included in our TELUS International Board Policy Manual (Board Policy Manual), which can be downloaded at https://www.telusinternational.com/ investors/governance. We believe that all 11 nominees are able to serve as Directors. Unless their office is vacated in accordance with applicable law or the Articles, each Director elected at the meeting will hold office from the date of their election until the next annual meeting or until his or her successor is elected or appointed. Audited consolidated financial statements Election of directors General Majority Voting Policy 20

Advance notice

Our Articles contain an advance notice requirement for Director nominations. These requirements are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Shareholders who wish to nominate candidates for election as Directors must provide timely notice in writing to Michel E. Belec, Chief Legal Officer and Corporate Secretary, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days before the date of the meeting, namely by April 17, 2024. See our Articles, available through https://www.sedarplus.ca and https://www.sec.gov and on https://www.telusinternational.com/investors/governance.

The Board recommends you vote **FOR** the election of each nominated Director.

Appointment of auditors

Deloitte has been our external auditor since 2016 and reports directly to the Audit Committee. Upon the recommendation of the Audit Committee and the Board, shareholders will be asked at the meeting to approve the appointment of Deloitte as auditors and authorize the Directors to fix the auditors' remuneration for the ensuing year. The management proxyholders intend to vote **FOR** the appointment of Deloitte as auditors of the Company, except in relation to shares held by a shareholder who instructs otherwise.

Summary of billings and services by the external auditors for 2023 and 2022

Fees billed for services provided by Deloitte for 2023 and 2022 are as follows:

Type of work	2023		2022	
	$	%	$	%
Audit fees[1]	4,205,000	88.02	3,353,107	80.78
Audit-related fees[2]	396,869	8.31	603,872	14.55
Tax fees[3]	114,935	2.41	157,260	3.79
All other fees[4]	60,560	1.27	36,680	0.88
Total[5]	4,777,364	100.00	4,150,919	100.00

(1) *Includes fees for audit services billed in relation to our annual, interim and statutory financial statements and related regulatory filings.*

(2) *Includes fees for attest services for information systems.*

(3) *Includes fees related to tax compliance, tax advice and tax planning.*

(4) *Includes fees for services not included above.*

(5) *Sum of percentage may not total 100 per cent due to rounding.*

The Board recommends you vote **FOR** appointing Deloitte as our auditors until the next annual meeting and authorizing the Directors to fix Deloitte's remuneration.

Note on say on pay

In order for the Company to properly assess the correlation between our executives' compensation and their performance, and to then formulate our approach to executive compensation accordingly, we believe that a longer performance period following our initial public offering is needed. Given this, the Company will continue to assess the need for and timing of a say on pay vote and has decided to forgo an advisory say on pay vote at this meeting.

For additional information on how TELUS International engages with its shareholders, see "Shareholder engagement" on page 55.

21 TELUS International | 2024 Information Circular

2023 voting results

The following matters were voted on at the 2023 annual meeting of shareholders held on May 12, 2023. Each of the matters voted on is more fully described in TELUS International's management information circular dated March 13, 2023. Each of the following 11 nominees was elected as a Director. The votes cast for each nominee were as follows:

Director	Votes For	% of Votes for	Votes Withheld	% of Votes Withheld
Darren Entwistle (Chair)	2,039,480,977	99.14%	17,652,549	0.86%
Josh Blair (Vice-Chair)	2,045,535,667	99.44%	11,597,859	0.56%
Madhuri Andrews	2,057,118,083	100%	15,489	0.00%
Olin Anton	2,056,468,065	99.97%	665,507	0.03%
Navin Arora	2,044,580,627	99.39%	12,552,945	0.61%
Doug French	2,045,578,635	99.44%	11,554,891	0.56%
Tony Geheran	2,012,550,802	97.83%	44,582,724	2.17%
Sue Paish	2,054,270,408	99.86%	2,863,118	0.14%
Jeffrey Puritt	2,047,781,664	99.55%	9,351,862	0.45%
Carolyn Slaski	2,056,390,566	99.96%	742,960	0.04%
Sandra Stuart	2,056,467,615	99.97%	665,911	0.03%

Deloitte was appointed as the Company's auditors and the Directors were authorized to fix the auditors' remuneration for the ensuing year. The votes were cast as follows:

Votes For	% of Votes for	Votes Withheld	% of Votes Withheld
2,058,079,170	100.00%	6,925	0.00%

2024 Information Circular | TELUS International 22

TELUS International | 2024 Information Circular About our nominated directors We have elected to be treated as a “controlled company” under the listing requirements of the NYSE because more than 50 per cent of the combined voting power of our multiple voting shares and subordinate voting shares is held by TELUS and certain of its subsidiaries. We intend to rely upon the “controlled company” exemption relating to the Board of Directors and committee independence requirements under the NYSE listing requirements until we are no longer eligible or until we determine otherwise. Pursuant to this exemption, we are exempt from, among other things, the listing requirements that would otherwise require that our Board consist of a majority of independent Directors and that our Human Resources Committee and Governance and Nominating Committee be composed entirely of independent Directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we comply with the requirements of the Exchange Act, the NYSE listing requirements and applicable Canadian securities laws, which require that our Audit Committee consist exclusively of independent Directors. Our Audit Committee is composed solely of independent Directors. As of January 1, 2024 and despite the available exemption as a controlled company, our Human Resources Committee was also composed solely of independent Directors. At the meeting, there will be 11 Directors proposed for election to the Board. In accordance with our independence criteria (as detailed on page 48), six of the 11 Directors proposed for election to the Board are independent, representing 55 per cent of our Board. Olin Anton, Madhuri Andrews, Josh Blair, Sue Paish, Carolyn Slaski and Sandra Stuart are each an “independent director” as defined in the NYSE listing requirements and NI 58-101. Mr. Puritt is not considered an independent Director as he is our President and CEO. Josh Blair became an independent Director as of January 1, 2024. Navin Arora, Darren Entwistle, Doug French and Tony Geheran are not considered independent Directors as they are employees of TELUS. We are committed to fostering an environment that is diverse and inclusive and that facilitates a broad range of perspectives. We recognize the importance and benefit of having a Board of Directors and senior management comprised of highly qualified individuals who reflect the clients we serve and the communities where we live and work. As part of our onboarding practices for our Board members, we provide materials outlining our caring culture and highlight the community-oriented focus of our business. Additionally, our Board receives regular reporting on respectful workplace and integrity initiatives and, should they arise within our business, any significant incidents. We adopted a formal board diversity policy (Board Diversity Policy) providing that the Governance and Nominating Committee shall consider diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background in recommending director nominees to the Board, which we applied in connection with the director search efforts that we undertook as part of planned increases to the size of our Board. In addition and over time, we aspire our Board to achieve greater geographic, age and ethnic diversity. We have also authorized the Governance and Nominating Committee to engage qualified independent external advisors to search for candidates to help us achieve these diversity objectives. At the time of this information circular, five of our 11 nominees, representing 45 per cent of the nominees, self-identify as diverse (four nominees are women, representing 36 per cent of the nominees and two nominee members are a visible minority, representing 18 per cent of the nominees). We believe the promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each candidate for director, in light of the needs of the Board, without focusing on a single diversity characteristic. When assessing the composition of the Board, a principal focus is expected to be on ensuring the Board has the diverse experiences, skills and backgrounds needed to oversee our Company and the Company will take a balanced approach when considering the extent to which personal characteristics are taken into account. Our Board Diversity Policy is included in our Board Policy Manual, which can be accessed at: https://www.telusinternational.com/investors/governance. Independence Diversity, equity and inclusion 23

Director profiles

The following section provides detailed information on each person nominated for election as Director. The Directors are elected by the shareholders at each annual general meeting of shareholders, and all Directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Following their election at the annual general meeting, Mr. Entwistle is expected to be re-appointed as our Chair. In 2024, we will add a new Lead Director role to our Board and Mr. Blair, who is an independent director, is expected to assume this role, subject to his re-election.

The Director nominees' profiles detail the specific skills and experience that each individual brings to the Board. These skills are in addition to their senior executive and strategic leadership experience, which is required of all of our Directors. Here is a summary of the skills, experience and qualifications for each of our Director nominees, with the details of how we define each area of expertise available on page 44:

Key Skills and Experience*	Corporate development	Corporate social responsibility	Customer experience	Finance and accounting	Governance	Human resources management / executive compensation	Industry knowledge and experience	Information technology and information management	International experience	Risk management	Senior executive / strategic leadership
Madhuri Andrews	✓					✓		✓	✓	✓	✓
Olin Anton	✓			✓	✓				✓	✓	✓
Navin Arora	✓		✓				✓	✓	✓		✓
Josh Blair	✓				✓	✓	✓			✓	✓
Darren Entwistle	✓	✓	✓				✓		✓		✓
Doug French	✓			✓	✓			✓		✓	✓
Tony Geheran		✓	✓		✓		✓	✓			✓
Sue Paish			✓		✓	✓	✓	✓			✓
Jeff Puritt	✓		✓		✓		✓		✓		✓
Carolyn Slaski		✓		✓	✓	✓				✓	✓
Sandra Stuart		✓		✓		✓			✓	✓	✓
Total Directors	7	4	5	4	7	5	6	5	6	6	11

** This table highlights the skills and areas of experience that the nominees have identified as those that they bring to the Board. Definitions of the different categories of skills and experience may be found on page 44. While each director nominee has varying levels of skill and experience in most of the categories, the table shows the skills that the nominees have identified as their five strongest in addition to senior executive / strategic leadership experience.*

Director share ownership

According to our Board Policy Manual, by the later of five years from the Company's initial public offering or a Director's initial appointment or election to the Board: (i) each independent Director will be required to attain a level of share ownership of at least five times their annual cash retainer for Board membership; and (ii) each TELUS-employed Director is required to attain a level of share ownership of at least $400,000 (in the currency of their residence). Shares and deferred share units will count toward the ownership guidelines. Information on share ownership has been provided on all nominees for Director, including the extent to which a non-independent Director would comply if the ownership requirements applied.

We determined the total market value of the securities held by each Director as of the date of this information circular by multiplying the number of subordinate voting shares or deferred share units held by a Director by $8.59, which was the closing share price on the NYSE on March 21, 2024, and using a CAD to USD conversion rate of $0.74, which was the exchange rate on March 21, 2024.

2024 Information Circular | TELUS International 24

Darren Entwistle (Chair)

British Columbia, Canada

Director since	2022
Age	61
Non-Independent	
TELUS International Committees	N/A
Areas of expertise	Corporate development Corporate social responsibility Customer experience Industry knowledge and experience International experience

Board and Committee attendance record in 2023		
	Attendance	Overall
Board	12/12	100%
Committees	N/A	N/A

Current public board directorships	Past public board directorships (2018-2023)
TELUS Corporation	None

Securities held and total market value - as of March 21, 2024	
Subordinate voting shares	29,700
Deferred share units	—
Total market value of securities	$255,123.00
Meets share ownership target	On Track (1x)[1]

Darren Entwistle was elected to the Board of Directors on May 20, 2022 and serves as Chair of the Board. He is also a member of the Board of Directors for TELUS Corporation. Mr. Entwistle has been President and CEO of TELUS since 2000 and, alongside the leadership team, he has guided TELUS' evolution from a regional telephone company into a global data and wireless leader. Under Mr. Entwistle's stewardship, the TELUS team has consistently generated operational and financial results that are world leading, establishing a track record of driving global-best outcomes for its customers, communities and shareholders. Mr. Entwistle is a founding member of both the 30% Club Canada and the Canadian Board Diversity Council, and an Honorary Fellow of the Royal Conservatory. In recognition of Mr. Entwistle's contributions to Canada, he was appointed to the Order of Canada. Similarly, in 2003 he was awarded the Queen Elizabeth II Golden Jubilee Medal and in 2012 he received the Queen Elizabeth II Diamond Jubilee Medal. Mr. Entwistle holds a Bachelor of Economics (Honors) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He has also received Honorary Doctorates of Law from McGill University, Concordia University, the University of Alberta and the University of Victoria, and has an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology.

(1) *Pursuant to the Board Policy Manual, each non-independent Director is required to attain a level of share ownership of at least CAD$400,000 by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. Notwithstanding his eligibility for compensation, Mr. Entwistle, of his own initiative, has requested that the Company and TELUS not provide him any additional compensation (i.e. cash retainer or equity awards) for his service as a member of the Board. Despite this, Mr. Entwistle is currently on track to meet the share ownership requirements applicable to Directors and to the Chair.*

25 TELUS International | 2024 Information Circular

Josh Blair (Vice-Chair)

British Columbia, Canada

Director since	2016
Age	50
Independent	
TELUS International Committees	Human Resources Committee (Chair)
Areas of expertise	Corporate development; Governance; Human resources management / executive compensation; Industry knowledge and experience; Risk management

Board and Committee attendance record in 2023		
	Attendance	Overall
Board	12/12	100%
Human Resources Committee	5/5	100%

Current public board directorships	Past public board directorships (2018-2023)
	Neighbourly Pharmacy (TSX: NBLY)
	Carebook Technologies (TSX: CRBK)

Securities held and total market value - as of March 21, 2024[1]	
Subordinate voting shares	79,840
Deferred share units	—
Total market value of securities	$685,825.60
Meets share ownership target	Yes (6x)[2]

Josh Blair was elected to the board of directors on June 1, 2016 and serves as Vice-Chair of the Board and Chair of the Human Resources Committee. Mr. Blair is a Co-Founder and the CEO of Impro.AI, a high-tech company that enables corporations and their employees to accelerate their growth through AI-powered workforce insights and performance mentoring. He serves as the Chair at Straive, a global data solutions leader supporting sectors such as Education and Research. Additionally, Mr. Blair is a Partner at Esplanade Ventures, a venture capital firm focused on the health technology market. From 1995 through 2019, Mr. Blair served in increasingly senior leadership roles at TELUS Corporation, including as Group President from 2014 to 2019, overseeing TELUS International, TELUS Health, TELUS Business, TELUS Agriculture and TELUS Ventures. Mr. Blair holds a Bachelor's Degree in Electrical Engineering from the University of Victoria and also completed the Executive Program at the Smith School of Business at Queen's University. In 2021, Mr. Blair received an honorary doctorate degree from the University of Victoria in recognition of his career achievements as well as his community contributions.

(1) *Mr. Blair also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of his share ownership guidelines.*

(2) *Pursuant to the Board Policy Manual, each independent Director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Mr. Blair, the required total market value of securities to be attained within that five-year period is CAD$400,000.*

2024 Information Circular | TELUS International 26

Madhuri Andrews

Texas, U.S.A.

Director since	2023
Age	57
Independent	
TELUS International Committees	Audit Committee Governance and Nominating Committee
Areas of expertise	Corporate development Human resources management / executive compensation Information technology and information management International experience Risk management

Board and Committee attendance record in 2023		
	Attendance	Overall
Board	12/12	100%
Audit Committees	5/5	100%
Governance and Nominating Committee	5/5	100%

Current public board directorships	Past public board directorships (2018-2023)
Applied Industrial Technologies	None

Securities held and total market value - as of March 21, 2024(1)	
Subordinate voting shares	5,905
Deferred share units	—
Total market value of securities	$50,723.95
Meets share ownership target	On Track(2)

Madhuri Andrews joined the board of directors on March 9, 2023 and is a member of the Audit Committee and the Governance and Nominating Committee. Ms. Andrews is currently the Executive Vice President, Chief Information Officer with MKS Instruments (NASDAQ: MKSI). Previously, Ms. Andrews was an Executive Vice President with Jacobs (NYSE: J), which she joined in 2018 as the Chief Digital and Information Officer. Prior to that, Ms. Andrews held roles as the CIO for Dyncorp International, CIO, VP, Information Technology for Trinity Industries (NYSE: TRN) and Executive Director, Information Technology for STMicroelectronics (NYSE: STM) and Maxim Integrated Products (now NYSE: ADI). She also currently serves as a Director with Applied Industrial Technologies (NYSE: AIT) on their Audit, Governance and Sustainability Committees and is a board member and strategic advisor to a group of private equity companies, chairing their Technology, Digital and Sustainability committees. Ms. Andrews holds an Executive Business Management Certificate from the University of Texas, Bachelor of Science degrees in Aerospace and Mechanical Engineering from Northrop University in Los Angeles, California.

(1) *Ms. Andrews also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of his share ownership guidelines.*

(2) *Pursuant to the Board Policy Manual, each independent Director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Ms. Andrews, the required total market value of securities to be attained within that five-year period is USD$400,000.*

27 TELUS International | 2024 Information Circular

2024 Information Circular | TELUS International Olin Anton joined the board of directors on January 19, 2021 and serves as Chair of the Audit Committee. Mr. Anton, who is now retired, spent his career in professional practice as a Chartered Accountant and laterally as a Chartered Professional Accountant, CA. He was previously a partner at Deloitte LLP from 2002 to 2016, where he served as head of the British Columbia audit practice starting in 2013, managing partner of the Vancouver office from 2012 to 2013 and head of the Vancouver audit function from 2004 to 2012. Mr. Anton retired from Deloitte LLP in 2016. Mr. Anton began his career at Arthur Andersen LLP, where he joined in 1976, became a partner in 1988 and served as head of its audit practice until 2002, when he joined Deloitte LLP. Mr. Anton holds Bachelor of Science and Bachelor of Commerce degrees from the University of Saskatchewan. He is a Fellow Chartered Professional Accountant and a U.S. Certified Public Accountant. British Columbia, Canada Director since 2021 Age 71 Independent TELUS International Committees Audit Committee (chair) Areas of expertise „ Corporate development „ Finance and accounting „ Governance „ International experience „ Risk management Olin Anton (1) Mr. Anton also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of his share ownership guidelines. (2) Pursuant to the Board Policy Manual, each independent Director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company’s initial public offering or their initial appointment or election to the Board. For Mr. Anton, the required total market value of securities to be attained within that five-year period is CAD$400,000. 28 Board and Committee attendance record in 2023 Attendance Overall Board 12/12 100% Audit Committee 7/7 100% Securities held and total market value - as of March 21, 2024(1) Subordinate voting shares 17,145 Deferred share units — Total market value of securities $147,275.55 Meets share ownership target On Track(2) Current public board directorships Past public board directorships (2018-2023) None None

Navin Arora

Alberta, Canada

Director since	2023
Age	52
Non-Independent	
TELUS International Committees	Governance and Nominating Committee
Areas of expertise	Corporate development Customer experience Industry knowledge and experience Information technology and information management International experience

Board and Committee attendance record in 2023

	Attendance	Overall
Board	12/12	100%
Governance and Nominating Committee	5/5	100%

Current public board directorships	Past public board directorships (2018-2023)
None	None

Securities held and total market value - as of March 21, 2024[1]

Subordinate voting shares	12,100
Deferred share units	—
Total market value of securities	$ 103,939.00
Meets share ownership target	On Track (1x)[2]

Navin Arora joined the board of directors on January 5, 2023 and is a member of the Governance and Nominating Committee. He joined TELUS in 1999 and currently holds the position of Executive Vice-President, TELUS, and President, TELUS Business Solutions, TELUS Health, TELUS Agriculture & Consumer Goods and TELUS Partner Solutions, leading TELUS' national business-to-business portfolio for all Public Sector, Enterprise, Large, and Small & Medium Business, as well as TELUS Partner Solutions, GoCo and several B2B acquisitions. Since joining TELUS in 1999, Mr. Arora has held senior leadership roles with increasing responsibility across various parts of the organization. He currently serves as Vice-Chair of TELUS' Calgary Community board and as a member of the boards of Calgary Economic Development, the Canadian Chamber of Commerce Western Executive Council and the Sandbox Project. He is also a member of the Business Council of Alberta. Mr. Arora holds a Bachelor of Science degree from the University of Alberta and a Master's Certificate in Project Management from George Washington University.

(1) *Mr. Arora also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of his share ownership guidelines.*

(2) *Pursuant to the Board Policy Manual, each non-independent Director is required to attain a level of share ownership of at least CAD$400,000 by the later of five years from the Company's initial public offering or their initial appointment or election to the Board.*

29 TELUS International | 2024 Information Circular

2024 Information Circular | TELUS International Doug French was elected to the board of directors on September 23, 2020. Since 1996, Mr. French has held increasingly senior roles at TELUS, culminating in his appointment as Executive Vice-President and Chief Financial Officer in May 2016. Mr. French leads a team of 1,200 professionals responsible for financial operations, reporting and analysis, treasury, investor relations, risk management, revenue assurance, taxation, investment management, corporate strategy and development, sustainability and procurement. He is the Global Executive Sponsor of Spectrum, the TELUS resource group for LGBTQ2+ team members. Mr. French began his career as a Chartered Professional Accountant at Ernst and Young, before joining Clearnet, a predecessor company to TELUS. He holds a Bachelor of Arts (Honors), Commerce and Economics from the University of Toronto. Mr. French was appointed Fellow of the Chartered Professional Accountants of Ontario in 2017. Ontario, Canada Director since 2020 Age 58 Non-Independent TELUS International Committees N/A Areas of expertise „ Corporate development „ Finance and accounting „ Governance „ Information technology and information management „ Risk management Doug French (1) Mr. French also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of his share ownership guidelines. (2) Pursuant to the Board Policy Manual, each non-independent Director is required to attain a level of share ownership of at least CAD$400,000 by the later of five years from the Company’s initial public offering or their initial appointment or election to the Board. 30 Board and Committee attendance record in 2023 Attendance Overall Board 12/12 100% Committees N/A N/A Securities held and total market value - as of March 21, 2024(1) Subordinate voting shares 12,259 Deferred share units — Total market value of securities $105,304.81 Meets share ownership target On Track(2) Current public board directorships Past public board directorships (2018-2023) None None

TELUS International | 2024 Information Circular British Columbia, Canada Director since 2020 Age 61 Non-Independent TELUS International Committees Governance and Nominating Committee (Chair) Areas of expertise „ Corporate social responsibility „ Customer experience „ Governance „ Industry knowledge and experience „ Information technology and information management Tony Geheran (1) Mr. Geheran also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of his share ownership guidelines. (2) Pursuant to the Board Policy Manual, each non-independent Director is required to attain a level of share ownership of at least CAD$400,000 by the later of five years from the Company’s initial public offering or their initial appointment or election to the Board. Tony Geheran was elected to the board of directors on May 13, 2020 and serves as the Chair of the Governance and Nominating Committee. He is currently Executive Vice-President and Chief Operations Officer of TELUS, a position he has held since 2021. He previously held increasingly senior leadership roles at TELUS beginning in 2001, including Senior Vice President from 2013 to 2015, Executive Vice-President and President of Broadband Networks at TELUS from 2015 to 2018, and Executive Vice-President and Chief Customer Officer from 2018 to 2021. Prior to joining TELUS, Mr. Geheran worked at Cable and Wireless Ireland and Cable and Wireless Communications. He holds a Diploma in Professional Marketing from the Cranfield School of Management, a Certificate in Business Administration from The Open University and received his Professional Qualifications in Mechanical and Electrical Engineering while serving in the Royal Navy. 31 Board and Committee attendance record in 2023 Attendance Overall Board 12/12 100% Governance and Nominating Committee 5/5 100% Securities held and total market value - as of March 21, 2024(1) Subordinate voting shares 25,658 Deferred share units — Total market value of securities $220,402.22 Meets share ownership target On Track (3x)(2) Current public board directorships Past public board directorships (2018-2023) None None

Sue Paish

British Columbia, Canada

Director since	2021
Age	65
Independent	
TELUS International Committees	Human Resources Committee
Areas of expertise	Customer experience; Governance; Human resources management / executive compensation; Industry knowledge and experience; Information technology and information management

Board and Committee attendance record in 2023		
	Attendance	Overall
Board	10/11	91%
Human Resources Committee	5/5	100%

Current public board directorships	Past public board directorships (2018-2023)
Canandian Tire Corporation	None

Securities held and total market value - as of March 21, 2024[1]	
Subordinate voting shares	5,116
Deferred share units	—
Total market value of securities	$43,946.44
Meets share ownership target	On Track[2]

Sue Paish was elected to the board of directors on May 2, 2021 and is a member of the Human Resources Committee. Ms. Paish is a Corporate Director and is currently Chief Executive Officer of Digital Innovation Cluster, a position she has held since 2018. She is a member of the board of directors and Management Resources and Compensation Committee for Canadian Tire Corporation (TSX: CTC.A) and Chair of the board for the CORIX Group of Companies and serves on their Human Resources and Business Planning and Growth Committees. Ms. Paish is also a member of the board for Northland Properties and Own the Podium. She served as Corporate Director and then as President and CEO of LifeLabs Medical Laboratory Services from 2008 to 2017 and also as Corporate Director and CEO of Pharmasave Drugs (National) Ltd. from 2004 until 2012. Ms. Paish has previously also served as Managing Partner of the law firm, Fasken, from 2000 to 2006 and practiced law at the firm from 1983 to 2006. She holds a Bachelor of Commerce and a Bachelor of Laws from The University of British Columbia.

(1) *Ms. Paish also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of her share ownership guidelines.*

(2) *Pursuant to the Board Policy Manual, each independent Director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Ms. Paish, the required total market value of securities to be attained within that five-year period is CAD$400,000*

2024 Information Circular | TELUS International 32

TELUS International | 2024 Information Circular Jeff Puritt has served as our President and Chief Executive Officer since 2016, when he also became a member of our board of directors and was appointed as Executive Vice-President of TELUS Communications Inc. Mr. Puritt joined TELUS in 2001, in progressively senior leadership positions across Finance and Administration, IP Applications Business Development, New Product and Service Development, Ventures and Mergers and Acquisitions. Mr. Puritt has led TELUS International since 2008. Mr. Puritt serves on the board of directors for AGS Health, a private, analytics driven, technology-enabled revenue cycle management company that provides medical billing, medical coding and business analytics services to healthcare providers in the United States. He also served as the honorary chair for a not-for-profit organization that has pioneered the integration of youth with disabilities into the mainstream of society, from 2011 to 2016. Mr. Puritt holds a Bachelor of Arts degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School. Nevada, U.S.A. Director since 2016 Age 61 Non-Independent TELUS International Committees None Areas of expertise „ Corporate development „ Customer experience „ Governance „ Industry knowledge and experience „ International experience Jeff Puritt (1) Mr. Puritt also holds options, restricted share units and performance share units that were granted to him in his capacity as an Executive Officer. (2) Pursuant to the Board Policy Manual, each Director is required to attain a certain level of share ownership by the later of five years from the Company’s initial public offering or their initial appointment or election to the Board. However, ownership requirements applicable to Mr. Puritt in his capacity as a Director are not incremental to the ownership requirements applicable to him in his capacity as an Executive Officer. Mr. Puritt is required to meet the higher of these obligations, which are those associated with his position as an Executive Officer and represent 7x his base salary. Mr. Puritt currently exceeds the share ownership requirements applicable to a Director. 33 Board and Committee attendance record in 2023 Attendance Overall Board 12/12 100% Committees N/A N/A Securities held and total market value - as of March 21, 2024(1) Subordinate voting shares 502,809 Deferred share units — Total market value of securities $4,319,129.31 Meets share ownership target Yes(2) Current public board directorships Past public board directorships (2018-2023) None None

2024 Information Circular | TELUS International Carolyn Slaski was elected to the board of directors on July 2, 2021 and is a member of both the Audit Committee and the Human Resources Committee. Prior to her retirement from EY LLP in 2021, Ms. Slaski served as the Americas and US Vice-Chair of Talent from 2015 to 2021. Previously, Ms. Slaski was a Senior Audit Partner from 1984 to 2021 and, during that time, also served as the East Region Assurance Managing Partner from 2013 to 2015, New Jersey Office Managing Partner and Market Segment Leader from 2010 to 2013 and European Client Service Partner and Capital Markets Leader from 2002 to 2005. Ms Slaski holds a Bachelor of Arts in Economics (Honors) from Rutgers University, a Certified Public Accountant certification and has completed EY’s Strategic Leadership Program by Harvard University. Florida, U.S.A. Director since 2021 Age 61 Independent TELUS International Committees Audit Committee Human Resources Committee Areas of expertise „ Corporate social responsibility „ Finance and accounting „ Governance „ Human resources management / executive compensation „ Risk management Carolyn Slaski (1) Ms. Slaski also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of her share ownership guidelines. (2) Pursuant to the Board Policy Manual, each independent Director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company’s initial public offering or their initial appointment or election to the Board. For Ms. Slaski, the required total market value of securities to be attained within that five-year period is CAD$400,000. 34 Board and Committee attendance record in 2023 Attendance Overall Board 12/12 100% Audit Committee 7/7 100% Human Resources Committee 5/5 100% Securities held and total market value - as of March 21, 2024(1) Subordinate voting shares 14,644 Deferred share units — Total market value of securities $125,791.96 Meets share ownership target On Track(2) Current public board directorships Past public board directorships (2018-2023) None None

Sandra Stuart

British Columbia, Canada

Director since	2021
Age	60
Independent	
TELUS International Committees	Audit Committee
Areas of expertise	Corporate social responsibility Finance and accounting Human resources management / executive compensation International experience Risk management

Board and Committee attendance record in 2023		
	Attendance	Overall
Board	12/12	100%
Audit Committee	7/7	100%

Current public board directorships	Past public board directorships (2018-2023)
Bank of Nova Scotia	HSBC Canada
Canfor Corp	
Canfor Pulp	
DRI Healthcare	

Securities held and total market value - as of March 21, 2024[1]	
Subordinate voting shares	10,797
Deferred share units	—
Total market value of securities	$92,746.23
Meets share ownership target	On Track[2]

Sandra Stuart was elected to the board of directors on September 25, 2021 and is a member of the Audit Committee. She currently also serves as a director and member of the Environment, Health and Safety Committee and the Governance and Sustainability Committee for both Canfor Corporation (TSX: CFP) and Canfor Pulp (TSX: CFX), as a Trustee and Chair of the Audit Committee for DRI Healthcare Trust (TSX: DHT.UN/DHT.U) and as a director for the Bank of Nova Scotia (TSX: BNS), serving on their Audit & Conduct Review Committee and Risk Committee. Ms. Stuart previously served in increasingly senior leadership roles at HSBC Canada beginning in 2010, including as Chief Executive Officer from 2015 to 2020 and as Chief Operating Officer from 2010 to 2015. Ms. Stuart holds a Bachelor of Business and Economics degree from Simon Fraser University and has completed numerous executive management courses through Harvard Business School and IMD International Business School.

(1) *Ms. Stuart also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of her share ownership guidelines.*

(2) *Pursuant to the Board Policy Manual, each independent Director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Ms. Stuart, the required total market value of securities to be attained within that five-year period is CAD$400,000.*

35 TELUS International | 2024 Information Circular

2024 Information Circular | TELUS International TELUS International is not aware of any proposed Director of TELUS International who has been, within the 10 years ended March 21, 2024: (a) a director, chief executive officer or chief financial officer of any company (including TELUS and its other subsidiaries) that was subject to a cease trade order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to a cease trade order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company (including the Company’s parent and its subsidiaries) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. None of our Directors or ELT, and to the best of TELUS International’s knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision. None of our Directors or ELT, and to the best of TELUS International’s knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years prior to March 21, 2024, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets. Additional disclosure related to directors Cease trade orders, bankruptcies, penalties or sanctions 36

Director compensation

We have implemented a formal policy pursuant to which our Directors are eligible to receive the following cash retainers and equity awards, effective as of the 2023 fiscal year:

Role	Cash Retainer ($)	Equity Awards ($)
Annual Retainer for Board Membership		
Annual service on the Board of Directors - independent Directors	80,000	150,000
Annual service on the Board of Directors - non-independent Directors	—	230,000
Additional Annual Retainer for Chairs and Vice-Chair		
Annual service as Chair and Vice-Chair of the Board of Directors[1]	150,000	200,000
Annual service as chair of the Audit Committee	—	25,000
Annual service as chair of the Human Resources Committee	—	20,000
Annual service as chair of the Governance and Nominating Committee	—	15,000

(1) *In the event the Chair or Vice-Chair of the Board of Directors serves as a Committee chair, they do not receive incremental compensation for serving in that capacity and do not receive separate compensation for Board membership in addition to this amount.*

The Governance and Nominating Committee is responsible for reviewing and recommending to the Board for approval the compensation and benefit levels for the Directors of the Company. Compensation paid to our Directors is paid in USD for U.S. residents and in CAD for Canadian residents. Our non-independent Directors who are employees of TELUS receive their compensation fully in the form of RSUs that vest on the second anniversary of the grant date.

Director compensation waiver

Notwithstanding his eligibility for compensation, Mr. Entwistle, of his own initiative, has requested that the Company and TELUS not provide him any additional compensation (i.e. cash retainer or equity awards) for his service as a member or the Chair of the Board. Mr. Entwistle waived his entitlement to compensation in 2021, 2022 and 2023.

Director compensation details

For 2023, our independent Directors were Ms. Andrews, Mr. Anton, Ms. Paish, Ms. Slaski and Ms. Stuart. Our independent Directors receive a cash retainer and an equity award. Mr. Anton also received the additional equity award as chair of the Audit Committee. Cash retainer payments to our eligible Directors are made quarterly and adjusted proportionately for appointments or resignations within any quarter. The equity award, which occurs when the Board makes its annual grants in the ordinary course, consists of RSUs, which fully vest on the first day of the open trading window period following the first anniversary of the grant date. A new Director elected at a date other than an annual general meeting receives a pro-rated equity grant based on months of service for the Director's first year on the Board. Kenneth Cheong, our Director who was a BPEA appointee but retired from our Board effective February 9, 2023, did not receive any compensation for his services as a board member during 2023.

For 2023, our non-independent Directors who are employees of TELUS were Mr. Arora, Mr. Entwistle, Mr. French and Mr. Geheran. Our non-independent Directors who are employees of TELUS are eligible to receive an annual grant of RSUs with a grant date fair market value equal to CAD $230,000, except that an aggregate of CAD $245,000 will be granted to the chair of the Governance and Nominating Committee. These awards cliff vest on the second anniversary of the date of grant, subject to the TELUS employee director's continued employment with TELUS in good standing. Upon termination of employment by TELUS without cause or due to death or disability, any unvested RSUs granted to TELUS employee directors will vest pro rata based on service between the date of grant and the applicable termination date. Upon retirement, unvested RSUs will continue to vest and be settled in accordance with their original vesting schedule. Upon resignation or termination of employment by TELUS for cause, all unvested RSUs will be forfeited.

During the year ended December 31, 2023, Mr. Blair was considered a non-independent Director, given his employment with TELUS until December 31, 2020. As of January 1, 2024, Mr. Blair is considered to be an independent Director. As Vice-Chair of our Board of Directors, Mr. Blair does not receive the additional equity award that he would otherwise be eligible to receive for serving as chair of the Human Resources Committee. Further, in May 2021, the Human Resources Committee, in consultation with our Compensation

37 TELUS International | 2024 Information Circular

Consultant, approved an increase in Mr. Blair's combined cash and equity compensation from CAD$350,000 to CAD$500,000, which went into effect in 2023 and was granted as 40 per cent cash and 60 per cent RSUs. This was intended to recognize Mr. Blair's contributions to the Company's success over multiple years, leading to its public listing, and to retain his invaluable stewardship. Mr. Blair was not present for the portion of the relevant meetings during which these decisions were made.

Director compensation table

The following table summarizes the compensation earned by our Directors for the year ending December 31, 2023. Mr. Puritt, as the President and CEO of TELUS International, does not receive additional compensation for his service as a Director. For additional information regarding the compensation Mr. Puritt receives in his capacity as President and CEO, please see "Executive compensation — Summary compensation table".

Name	Fees earned or paid in cash ($)	Stock Awards ($)[6]	Total ($)
Darren Entwistle[1]	—	—	—
Josh Blair	152,000[2]	219,004[3]	371,004
Madhuri Andrews	65,041	125,009[4]	190,050
Olin Anton	60,800[5]	127,761[4]	188,561
Navin Arora	—	167,920[4]	167,920
Doug French	—	167,920[4]	167,920
Tony Geheran	—	178,865[4]	178,865
Sue Paish	60,800[5]	109,512[4]	170,312
Carolyn Slaski	80,000	150,011[4]	230,011
Sandra Stuart	60,800[5]	109,512[4]	170,312

(1) *Although he is eligible to receive compensation, Mr. Entwistle, at his explicit request, did not receive any cash retainer or equity awards for serving on the Board.*

(2) *Value converted from CAD $200,000 to USD using an exchange rate on December 29, 2023, of $0.76.*

(3) *Amount includes: CAD $300,000 for Mr. Blair's 2023 Board service (including additional fees for the Vice-Chair) which will vest on March 17, 2024. Grant date fair value amounts are recognized in accordance with International Financial Reporting Standards (IFRS). The number of RSUs granted was based on the market value of our subordinate voting shares on the grant date. Amounts in CAD are converted into USD at the time of grant.*

(4) *Amounts include: (a) for our independent directors, RSUs granted on March 17, 2023 in respect of 2023 service that vest on March 17, 2024 with the following grant date fair values: USD $125,009 to Ms. Andrews, CAD $175,000 for Mr. Anton, CAD $150,000 for Ms. Paish, USD $150,000 for Ms. Slaski and CAD $150,000 for Ms. Stuart; and (b) for our non-independent directors who are employees of TELUS, RSUs granted on March 17, 2023 in respect of 2023 service that vest on March 17, 2025 with the following grant date fair values: CAD $230,000 for Mr. Arora, CAD $230,000 for Mr. French and CAD $245,000 for Mr. Geheran. Grant date fair value amounts are recognized in accordance with IFRS. The number of RSUs granted was based on the market value of our subordinate voting shares on each grant date. Amounts in CAD are converted into USD at the time of grant.*

(5) *Value converted from CAD $80,000 to USD using an exchange rate on December 29, 2023, of $0.76.*

(6) *The aggregate number of outstanding stock awards is as follows: 10,345 for Mr. Blair, 5,905 for Ms. Andrews, 6,035 for Mr. Anton, 7,932 for Mr. Arora, 7,932 for Mr. French, 8,449 for Mr. Geheran, 5,173 for Ms. Paish, 7,086 for Ms. Slaski and 5,173 for Ms. Stuart.*

We reimburse all reasonable out-of-pocket expenses incurred by Directors for their attendance at meetings with the Board of Directors or any Committee thereof. Mr. Blair is entitled to an annual healthcare membership under TELUS' benefit plans. All our Directors were entitled to reimbursement for telecom benefits for the home (for work and personal use), business travel accident insurance and reimbursement for participation in director education programs up to $5,000 per year, none of which exceed $10,000 in the aggregate in 2023. Thus, such benefits are not included in the "Director compensation table". Total Director compensation is targeted at the 50th percentile of the comparator group that is selected by the Compensation Consultant. Each independent Director is entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap.

Director share ownership guidelines

Pursuant to our Board Policy Manual, each independent Director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. The analysis is done on the basis of the market value of each Director's equity position as of December 31 each year. Each non-independent Director is required to attain a level of share ownership of at least $400,000, in either CAD or USD based on their country of residency. Shares and deferred share units will count toward the ownership guidelines. To ensure compliance with the guidelines, Directors will be required to continue to hold 50 per cent of the net after-tax value of the Company shares received from any equity award until the ownership criteria are met.

2024 Information Circular | TELUS International 38

Corporate governance

Statement of corporate governance practices

What we do

- ✓ **Separate role of Chair, Vice-Chair and President and CEO** – We maintain separate Chair, Vice-Chair and President and CEO positions.
- ✓ **Lead Director** – Separate Lead Director role to be added to enhance governance in 2024.
- ✓ **Majority voting for Directors** – Our Board adopted a majority voting policy.
- ✓ **Strong risk oversight** – Our Board and Committees oversee our risk management program and material strategic, financial and operational risks.
- ✓ **Formal assessment process** – Our assessment process allows Directors to formally evaluate the effectiveness of the Board and its Committees, as well as the performance of all individual Directors (including the Chair and/or Vice-Chair of the Board and Committee chairs on an individual basis, separate from the evaluation of the Board as a whole or the Committee that they chair) on an annual basis.
- ✓ **No overboarding of Directors** – Our policy states that Directors should not sit on more than four additional public company boards in addition to our Board. A Director who is a chief executive officer or a full-time senior executive at a public company should not serve on more than two public company boards in addition to the Board of TELUS International.
- ✓ **Board succession** – We have adopted a 15-year term limit for non-management Directors for Board succession planning and process.
- ✓ **Independence on Board Committees** – Our Board Committees do not include any members of our management. Our Audit Committee and Human Resources Committees are both comprised solely of independent directors. One independent director serves on the Governance and Nominating Committee.
- ✓ **Independent advice** – Each Committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities.
- ✓ **Diverse Board** – Our Board represents a diverse mix of skills, background and experience. We reached 36 per cent representation of women on the Board by our 2023 annual general meeting, exceeding the Company's 30 per cent target, and continue to be committed to greater geographic, age and ethnic diversity over time.
- ✓ **Code of ethics and conduct** – Our Directors, Officers and employees must comply with our code of ethics and conduct and confirm their compliance regularly.
- ✓ **Shareholder engagement** – We have a formal shareholder engagement policy that describes how shareholders can provide direct feedback to the Board and we engage with shareholders throughout the year.
- ✓ **In-camera sessions** – Directors meet without management, including Mr. Puritt, at each Board and Committee meeting. Our independent Directors meet without management and without our non-independent Directors at our Board, Human Resource Committee and Audit Committee meetings.
- ✓ **Formal Director orientation and ongoing education program** – We have a comprehensive orientation process for new Directors and an ongoing education program for the Board.
- ✓ **Strong oversight of related party transactions** – We have a formal policy requiring Audit Committee approval of related party transactions.
- ✓ **ESG oversight** – Our Governance and Nominating Committee provides strong environmental, social and governance (ESG) leadership and oversight of ESG-related matters. With respect to the Company's Sustainability Report, our Board leverages the expertise of the Governance and Nominating Committee, along with the Audit Committee with respect to any financial disclosure, before providing their approval for the report to be released.

What we do not do

- × **No slate voting** – Our Directors are individually elected.
- × **No management Directors on Committees** – Our management Director does not sit on any of the Committees.
- × **No share option awards for Directors** – We do not grant share options to Directors.
- × **No monetization or hedging** – No insider or team member who holds a job position at or above the director level can monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements, as specifically detailed in our Insider Trading Policy.

39 TELUS International | 2024 Information Circular

2024 Information Circular | TELUS International 40 We are committed to effective and sound practices in corporate governance and we regularly assess emerging best practices and changing legal requirements. We are also committed to transparent disclosure of our corporate governance practices and to providing voluntary disclosure when we believe that disclosure is helpful to our stakeholders. With respect to shareholders’ approval of security-based compensation arrangements, TELUS International follows the TSX rules, which require shareholders’ approval of security-based compensation arrangements and material amendments only if they involve newly issued securities. Risk oversight Risk management is key to the success of our business. The Board is responsible for ensuring the identification of material risks to the Company’s business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks in our business, including strategic, operational, financial, legislative, compliance and regulatory risks. In discharging this oversight duty, the Board annually reviews: To take advantage of the expertise that each of our Committees offer, the Board has delegated certain oversight responsibilities with respect to risk identification and oversight. In addition to any other risk matters that the Board may delegate to each of its committees as required: The Audit Committee: reviews with management and the external auditors, our major accounting policies, including the impact of alternative accounting policies and key management estimates, risks and judgments that could materially affect the financial results. More specifically, the Audit Committee will: The Governance and Nominating Committee: will: „ our risk management program, including risk appetite and integrated enterprise risk assessment; „ the quality and adequacy of risk-related information provided to the Board by management, to (i) make the Board aware (directly or through its committees) of our material risks on a timely basis, and (ii) provide the Board with sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them; and „ the respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks. „ consider reports on the annual enterprise risk (both financial and non-financial) assessment and updates thereto; „ except to the extent that responsibility is reserved to the Board or delegated to another Board committee, review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures; „ consider reports on security, financial risk management (including derivative exposure and policies), tax risk management and governance and business continuity, cybersecurity risk, disaster recovery planning and external threat/hazard monitoring; and „ provide independent monitoring and oversight of internal audit. „ annually review and approve directors’ and officers’ third-party liability insurance coverage; „ review and recommend to the Board for approval any material changes to directors’ or officers’ indemnity agreements; „ monitor and review, on behalf of the Board, the Company’s insurance, claims and property risks; „ monitor, on behalf of the Board, environmental matters, including the Company’s compliance with environmental legislation; „ review and recommend to the Board for approval environmental policies and procedure guidelines at least every two years and any material changes thereto; „ every two years, review and approve the directors’ expense policy; and „ annually review and approve, on behalf of the Board, the Company’s budget, planning, policy and reporting on corporate social responsibility matters, including the review and recommendation to the Board for approval of the Company’s Sustainability report.

TELUS International | 2024 Information Circular The Human Resources Committee: will assess the impact of the Company’s compensation philosophy, guidelines, programs, practices, plans and specific arrangements for the CEO and Executive Leadership Team on risk-taking to ensure they are consistent with the Company’s longer-term goals and prudent risk-taking and to avoid promoting excessive risk-taking in light of the Company’s risk tolerance. In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those key risks that have not been allocated to a Board committee. The Board is also responsible for the integrity of the Company’s internal control, disclosure control and management information systems. 41 Cybersecurity Oversight The Audit Committee is responsible for overseeing and considering the Company’s cybersecurity risk on behalf of our Board. On a quarterly basis, the Chief Information Officer (CIO) provides details to the committee on particular risks, relevant technology developments and any operational implications. The CIO also provides an update directly to the Board on these same matters on an annual basis. Throughout the year, if there are cybersecurity-related developments, the CIO will provide updates directly to the Audit committee and to the Board, as appropriate, and also regularly provides educational materials on recent updates for their consideration. Cybersecurity risk is also included in the Board’s review, oversight and approval of the Company’s strategic planning each year.

2024 Information Circular | TELUS International 42 Our Board consists of a number of Directors as determined from time to time by the Directors. Under the terms of our Shareholders’ Agreement, our Board will consist of 11 Directors, until TELUS determines otherwise. Under the terms of reference for our Board, unless otherwise required by applicable laws, our Articles or the Shareholders’ Agreement, the Board will not exceed 15 Directors. The terms of office of each of our Directors expire on the date of the next annual meeting of our shareholders. Non-management Directors are subject to term limits of 15 years. The composition of our Board is subject to the rights of TELUS. and the Company under the Shareholders’ Agreement which, among other things, provides for certain Director nomination rights of TELUS. Under the Shareholders’ Agreement, we agreed that, for as long as TELUS and certain of its subsidiaries continue to beneficially own at least 50 per cent of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, we will nominate individuals designated by TELUS representing six members of the Board. If TELUS and certain of its subsidiaries own at least 5 per cent of the combined voting power of our multiple voting shares and subordinate voting shares but less than 50 per cent, the number of Directors TELUS may nominate as a percentage of the Board will be the greater of (1) the number of Directors proportionate to the percentage of the combined voting power of shares that it holds, and (2) one individual. The Shareholders’ Agreement also provides that, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, it is entitled to select the Chair of the Board and the chairs of the Human Resource Committee and Nominating and Governance Committee from and among the directors. For so long as TELUS is entitled to nominate at least one individual to our Board, it is also entitled to designate at least one nominee for appointment to each of the Human Resources Committee and Governance and Nominating Committee and designate one nominee to the Audit Committee, as long as they are independent. TELUS also has the right to designate a director as an observer to our Audit Committee. Our President and CEO is also required to be nominated to the Board by the Company. The seat on our Board to be held by our President and CEO does not represent one of the Director nominees provided to TELUS under the Shareholders’ Agreement. Subject to the arrangements described above, our Governance and Nominating Committee recommends nominees for election as Directors to our Board in accordance with the provisions of applicable corporate and securities laws, the listing requirements of the NYSE and the TSE and the terms of reference of our Governance and Nominating Committee. The Board is responsible for the stewardship of the Company and for overseeing the management of the Company’s business and affairs in accordance with the Business Corporations Act (British Columbia) (BCBCA), our Articles and the Shareholders’ Agreement. This includes appointing our President and CEO and other members of the senior leadership team, considering and approving our objectives and goals and material changes thereto, approving our strategic plans and monitoring our strategic planning process, strategic plan execution and corporate performance against our objectives and goals. In addition, our Board receives and considers recommendations from our various Committees with respect to matters such as the following: the compensation of our Directors; criteria for Board and Committee membership; persons to be nominated for election as Directors and to each of the Board’s Committees; and matters relating to our code of ethics and conduct and corporate governance guidelines. The Board has adopted our Board Policy Manual to assist Directors in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Committees, individual Directors, the Chair, Vice-Chair, the Committee chairs and the CEO. The terms of reference for the Board are contained in the manual and attached as Appendix A to this information circular. The entire Board Policy Manual, including the terms of reference for the Board, is reviewed annually by the Governance and Nominating Committee and any amendments are approved by the Board. In addition, each committee reviews its own terms of reference, on an annual basis, and provides any recommendations for updates to the Governance and Nominating Committee. A copy of the current Board Policy Manual is available at https://www.telusinternational.com/investors/governance. The Board fulfills its duties and responsibilities both directly and by delegating some of these responsibilities to its Committees. To further delineate its responsibilities, the Board has adopted a framework for the delegation of authority between the Board and management. The Governance and Nominating Committee reviews this framework at least every two years and recommends to the Board for approval any material changes. Board of Directors Oversight and mandate Composition

Our Articles provide that a Director may be removed with or without cause by a resolution passed by a special majority comprising 66 2/3 per cent of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The Directors are elected by the shareholders at each annual general meeting of shareholders, and all Directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Under the BCBCA and our Articles, between annual general meetings of our shareholders, the Directors may appoint one or more additional Directors, but the number of additional Directors may not at any time exceed one-third of the number of current Directors who were elected or appointed other than as additional Directors pursuant to such provision.

The appointment of a Lead Director, where the Board Chair is not independent, was identified as a desirable governance practice at the time of the Company's IPO. Since then the Board's composition and attributes have evolved and achieved a level of maturity that supports the appointment of a Lead Director. Accordingly, in 2024 if Josh Blair is re-elected to the Board, he will, given his independence to the Company and controlling shareholder TELUS, transition to the role of Lead Director. This transition furthers our continued focus on enabling effective governance by our Board of Directors.

Skills matrix

Each member of the Board is expected to have an informed view on topics that are relevant to TELUS International's business. The Governance and Nominating Committee has established and annually reviews its Board skills matrix and conducts a gap analysis. The Governance and Nominating Committee uses the skills matrix and gap analysis in assessing the skills of potential Director nominees and for succession planning purposes. The skills matrix helps guide the Board in determining whether, as a whole, it is composed of Directors with the right skills, perspectives, experience and expertise to provide effective oversight of the Company. The following table shows the top five competencies of our nominees, while taking into consideration that each nominee has senior executive/strategic leadership experience. This table also discloses their self-identified gender, residence, tenure, age and diversity characteristics. This table is not intended to be an exhaustive list of each nominee's competencies or areas of principal contributions to the Board.

		Years on Board			Age[2]			Diversity		Top Skills[3]									
	Residence[1]	0 to 5	6 to 10	11+	59 and under	60 to 69	70+	Visible Minority	Women	Corporate development	Corporate social responsibility	Customer experience	Finance and accounting	Governance	Human resources management/ executive compensation	Industry knowledge and experience	Information technology and information management	International experience	Risk management
Madhuri Andrews	TX	✓			✓			✓	✓	✓					✓		✓	✓	✓
Olin Anton	BC	✓					✓			✓			✓	✓				✓	✓
Navin Arora	AB	✓			✓			✓		✓		✓				✓	✓	✓	
Josh Blair	BC		✓		✓					✓				✓	✓	✓			✓
Darren Entwistle	BC	✓				✓				✓	✓	✓				✓		✓	
Doug French	ON	✓			✓					✓			✓	✓			✓		✓
Tony Geheran	BC	✓				✓					✓	✓		✓		✓	✓		
Sue Paish	BC	✓				✓			✓			✓		✓	✓	✓	✓		
Jeff Puritt	NV		✓			✓				✓		✓		✓		✓		✓	
Carolyn Slaski	FL	✓				✓			✓		✓		✓	✓	✓				✓
Sandra Stuart	BC	✓				✓			✓		✓		✓		✓			✓	✓

(1) *AB - Alberta, Canada; BC - British Columbia, Canada; FL - Florida, U.S.A.; NV - Nevada, U.S.A.; ON - Ontario, Canada; TX - Texas, U.S.A.*

(2) *Age as of March 21, 2024*

(3) *Top Skills - definitions:*
(see next page)

43 TELUS International | 2024 Information Circular

2024 Information Circular | TELUS International 44 Our Governance and Nominating Committee is responsible for overseeing our ESG strategy, facilitated through ESG updates from the ELT, primarily the Chief Corporate Officer and the Chief Legal Officer & Corporate Secretary, delivered at least twice a year. The Committee establishes and reviews the Company’s ESG priorities, commitments and policies, including oversight of corporate social responsibility and environmental, social and governance matters. Our Governance and Nominating Committee is also responsible for reviewing and recommending to the Board for approval our Sustainability Report, supported by the Audit Committee with respect to any financial disclosure. TELUS International’s ESG priorities are: To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to its Committees to ensure a full review of certain matters. These include the Audit, Human Resources and Governance and Nominating Committees. Pursuant to the terms of our Shareholders’ Agreement, for so long as TELUS and certain of its subsidiaries continue to beneficially own at least 50 per cent of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the Chair of the Board, and the chairs of the Human Resources Committee and Governance and Nominating Committee. The 2023 TELUS International Sustainability Report is available at telusinternational.com. Environmental, Social and Governance (ESG) board oversight ESG priorities Committees „ Supporting a sustainable planet for all by embracing the principles of refuse, reduce, reuse, repurpose and recycle „ Hiring, motivating and promoting our diverse, talented team who exceed customer expectations, including through impact sourcing programs „ Giving back to the communities where we live, work and serve by creating meaningful, lasting impact through the efforts of our team members „ Adhering to principles of strong corporate governance. Corporate development Experience with, or understanding of, corporate development opportunities, including mergers and acquisitions and integration strategies. Corporate social responsibility Experience with, or understanding of, corporate social responsibility initiatives, including environmental, social and governance (ESG), diversity and inclusion, and community affairs as business imperatives. Customer experience Experience in the B2B (global services) industry; and a network or connection to the following verticals: Tech & Games, Communications & Media, eCommerce & Fintech, Travel & Hospitality and Healthcare. Finance and accounting Experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, and IFRS. Governance Experience with, or understanding of, leading governance/corporate social responsibility practices with a public company or other major organization; experience leading a culture of accountability and transparency. Human resources management/ executive compensation Experience with, or understanding of, executive compensation and benefits, talent management/retention, leadership development, diversity and inclusion, culture building global talent planning and succession planning. Industry knowledge and experience Experience with, or understanding of, the B2B (global services) industry; and a network or connection to the following verticals: Tech & Games, Communications & Media, eCommerce & Fintech, Travel & Hospitality and Healthcare. Information technology and information management Experience with, or understanding of, relevant current and emerging technologies and related innovation (e.g. artificial intelligence, digital solutions/transformation), including customer experience, digital transformation, consulting, IT services and AI data solutions and content moderation, , and the Board’s role in overseeing information technology. International experience Experience with, or understanding of, cultivation and sustainability of international business relationships, including oversight of multinational operations. Risk management Experience with, or understanding of, internal risk controls, risk assessments and reporting in an international setting, as wells as expertise in current risk challenges such as those with respect to privacy and cybersecurity. Senior executive/strategic leadership Experience as a senior executive of a multinational public company or other major organization; experience driving strategic direction and leading growth.

The Shareholders' Agreement also provides that TELUS has the right to designate one nominee for appointment to our Audit Committee, as long as it is entitled to nominate at least one individual to our Board and as long as its nominee to the Audit Committee is independent. TELUS also has the right to designate a director as an observer to our Audit Committee. Further, the Shareholders' Agreement also provides that so long as TELUS is entitled to nominate at least one individual to our Board, it will be entitled to designate at least one nominee for appointment to each of our Human Resources Committee and Governance and Nominating Committee.

The above-described Committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX.

The following table provides an overview of our current Committees.

Committee	Number of meetings held in 2022	Members as of March 13, 2023	Independent
Audit	7	Olin Anton (chair)	Yes
		Madhuri Andrews	Yes
		Carolyn Slaski	Yes
		Sandra Stuart	Yes
Governance and Nominating	5	Tony Geheran (chair)	No
		Navin Arora	No
		Madhuri Andrews	Yes
Human Resources	5	Josh Blair (chair)	Yes*
		Sue Paish	Yes
		Carolyn Slaski	Yes

**Mr. Blair is an independent director effective as of January 1, 2024.*

As of March 21, 2024, our Audit Committee was comprised of Ms. Andrews, Ms. Slaski and Ms. Stuart, and chaired by Mr. Anton, each of whom is "financially literate" within the meaning of National Instrument 52-110 — Audit Committees (NI 52-110) and the NYSE listing requirements. Our Board has determined that each of Ms. Andrews, Mr. Anton, Ms. Slaski and Ms. Stuart meet the independence requirements for Directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our Audit Committee consists exclusively of independent Directors within the meaning of NI 52-110 and the NYSE listing requirements. Our Board has determined that Mr. Anton is an "audit committee financial expert" as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of members of the audit committee, see "About our nominated directors – Director profiles".

As of March 21, 2024, our Governance and Nominating Committee was comprised of Ms. Andrews and Mr. Arora and chaired by Mr. Geheran and our Human Resources Committee was comprised of Ms. Paish and Ms. Slaski and chaired by Mr. Blair. Mr. Blair, Ms. Paish and Ms. Slaski are all independent Directors. We rely upon the "controlled company" exemption relating to the board of directors and committee independence requirements under the NYSE listing requirements, pursuant to which we are exempt from, among other things, the requirements that our Governance and Nominating Committee and Human Resources Committee be composed entirely of independent Directors. However, despite the exemption, our Human Resources Committee is composed entirely of independent Directors. Further, there are no management Directors that serve on the Governance and Nominating Committee or the Human Resources Committee and the non-independent Directors who serve on the Governance and Nominating Committee are only non-independent as a result of their relationships to shareholders of the Company. Each Committee has the authority to engage outside advisors, at the expense of the Company, to provide advice with respect to a corporate decision or action. For example, the Governance and Nominating Committee may use the services of outside consultants in searching for or doing background checks on candidates and the Human Resources Committee may use the services of outside compensation consultants, legal counsel or other advisors as it determines appropriate to assist it in the full performance of its functions.

Each Committee has terms of reference that set out its mandate, duties and scope of authority, and each Committee reports to the Board on its activities on a regular basis. The mandate and responsibilities of each Committee are summarized below.

45 TELUS International | 2024 Information Circular

2024 Information Circular | TELUS International 46 „ reviewing at least annually our executive compensation philosophy and guidelines for the executive leadership team; „ in the absence of the President and CEO, evaluating at least once a year our President and CEO’s performance in light of the goals and objectives established by the Human Resources Committee and, based on such evaluation, approving the President and CEO’s annual compensation; „ reviewing and approving on an annual basis the evaluation process and compensation structure for members of our executive leadership team and, in consultation with our President and CEO, and in the absence of the executive leadership team, reviewing and approving the performance of the other members of our executive leadership team; „ reviewing and approving the design of the annual performance bonus plan, and any establishment of or material changes to incentive compensation plans, employee benefit plans for the executive leadership team and all equity based incentive plans of the Company or its subsidiaries; „ reviewing and approving on an annual basis the share ownership guidelines in effect from time to time for the President and CEO and the executive leadership team and the compliance with those guidelines; „ reviewing and approving on an annual basis the expenses of the President and CEO and assessing the Company’s policies and procedures with respect to the expense accounts, perquisites and use of corporate assets by the executive leadership team; „ preparing and recommending to our Board for approval our public disclosures related to executive compensation; „ reviewing, at least once annually, succession plans for the President and CEO and members of our executive leadership team; and „ authority to retain and terminate a compensation consultant, legal counsel or other advisor as it determines appropriate to assist it in the full performance of its functions. Mandate: To support the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting. Responsibilities: To assist the Board in discharging its oversight of, among other things: Mandate: To assist the Board in its oversight of executive compensation philosophy and guidelines, succession-planning for the President and CEO and other members of the executive leadership team and certain compensation and performance rating decisions. Responsibilities: To assist the Board in discharging its oversight of, among other things: Audit Committee Human Resources Committee „ the integrity of our accounting and financial reporting; „ the independence, qualifications, appointment, compensation and performance of our external and internal auditors and the pre-approval of all audit, audit-related and non-audit services; „ the adequacy of the resources and the independence, objectivity and performance of the internal auditors; „ our disclosure controls and procedures and internal control over financial reporting, as well as our whistleblower, complaint and ethics processes; „ reviewing and approving or ratifying related party transactions, including transactions with TELUS; „ our compliance with applicable legal and regulatory requirements and Company policies; „ our enterprise risk management processes, credit worthiness, treasury plans and financial policy; „ reviewing our material financial public disclosure documents, or documents containing such disclosure, including prospectuses, information circulars, sustainability reports, press releases and making recommendations with respect to any material financial information they may contain, in consultations with our other committees as appropriate; and „ together with the Human Resources Committee, the Company’s code of ethics and conduct and recommending any necessary or appropriate changes thereto to the Board for consideration.

TELUS International | 2024 Information Circular „ identifying individuals qualified to become members of our Board; „ recommending that our Board select Director nominees for the next annual meeting of shareholders and recommending the composition of our Board and its Committees; „ developing and overseeing a process to assess our Board, the Chair and/or Vice-Chair, the Committees, the chairs of the Committees and individual Directors and the skills and independence of all Directors; „ approving the Director orientation process and plans for ongoing Director education; „ establishing and annually reviewing, the succession planning process and actual succession plans for the Chair and the chair of each Committee; „ overseeing the Company’s environmental policies, and compliance with associated regulations, and corporate social responsibility and sustainability approach, planning and reporting; „ reviewing and recommending for approval our Sustainability Report, with support from the Audit Committee with respect to any financial disclosure contained in the report; „ overseeing certain elements of the Company’s risk management framework, including with respect to Directors’ and Officers’ third-party liability insurance coverage, Directors’ and Officers’ indemnity agreements; „ overseeing any requirement that independent committees evaluate and confirm the fairness of any material transactions; „ reviewing the delegation of authority between the Board and management; „ considering various corporate governance-related practices such as to the approach to say-on-pay, shareholder engagement and practices and the Company’s insider trading policy; „ reviewing the effectiveness of our Board Diversity Policy and the measurable objectives for achieving Board diversity, and recommending any changes to the Board; „ developing, recommending and overseeing the effectiveness of our corporate governance policies and procedures; „ reviewing Director compensation; and „ overseeing our public disclosure related to the forgoing. Mandate: To assist the Board in fulfilling its oversight responsibilities to ensure TELUS International has effective corporate governance policies and procedures. Responsibilities: To assist the Board in discharging its oversight of, among other things: Each Committee’s mandate, which includes brief position descriptions for the chair of each Committee, is also part of the Board Policy Manual available at https://www.telusinternational.com/investors/governance. Governance and Nominating Committee 47

2024 Information Circular | TELUS International 48 We have elected to be treated as a “controlled company” under the listing requirements of the NYSE because more than 50 per cent of the combined voting power of our multiple voting shares and subordinate voting shares is held by TELUS and certain of its subsidiaries. We intend to rely upon the “controlled company” exemption relating to the board of directors and committee independence requirements under the NYSE listing requirements until we are no longer eligible or until we determine otherwise. Pursuant to this exemption, we are exempt from, among other things, the listing requirements that would otherwise require that our Board consist of a majority of independent Directors and that our Human Resources and Governance and Nominating Committees be composed entirely of independent Directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we comply with the requirements of the Exchange Act, the NYSE listing requirements and applicable Canadian securities laws, which require that our Audit Committee be comprised exclusively of independent Directors. Since January 21, 2022, our Audit Committee has been composed solely of independent Directors. Since January 1, 2024, our Human Resources Committee has also been composed solely of independent Directors. For purposes of the NYSE listing requirements, an independent director means a person who, in the opinion of our Board, has no material relationship with the Company as set forth under NYSE rules and The Exchange Act. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of NI 52-110. Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Our Board has undertaken a review of the independence of the Directors and considered whether any Director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each Director concerning, among other things, such Director’s background, employment and affiliations, including family relationships, our Board determined that six of our 11 Directors are an “independent director” as defined in the NYSE listing and Exchange Act requirements and NI 58-101 representing 55 per cent of the Board. In making these determinations, our Board considered the current and prior relationships that each Director has with our Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including the beneficial ownership of our shares by each Director and nominee and the transactions involving them described under “Additional information — Interest of certain persons in material transactions and related party transactions”. The Board will assess on a regular basis, and at least annually, the independence of Directors and, based on the recommendation of the Governance and Nominating Committee, will make a determination as to which members are independent. Mr. Puritt is not considered an independent Director as he is our President and CEO. In addition, Mr. Arora, Mr. Entwistle, Mr. French and Mr. Geheran are not considered independent Directors as they are employees of TELUS. TELUS selected “independent directors”, Mr. Blair and Ms. Stuart, to fill two of its nominee positions. Mr. Blair became an independent Director as of January 1, 2024. We take steps to help ensure that adequate structures and processes are in place to enable our Board to function independently of management, including for purposes of encouraging an objective process for nominating Directors and determining executive compensation. To help support this, in 2023, the independent Directors began meeting in the absence of the non-independent Directors. In 2024, we plan to introduce the role of a Lead Director into our governance structure and, upon appointment, they will preside over such sessions. Further, and where appropriate, our Board of Directors holds a portion of every Board meeting without members of management, including Mr. Puritt, who is a Director and also our President and CEO. The Chair of the Board presides over such sessions without the presence of management. Interested parties may communicate any concerns to the Chair of the Board and/or our independent Directors through our ethics hotline at 1-888-265-4112 in North America, by website at https://www.telus.ethicspoint.com, or by email to corporatesecretary@telusinternational.com. The only management Director on the Board is the President & CEO and the other non-independent Directors are only non-independent as a result of their relationships to TELUS. The roles of the CEO, Chair and Vice-Chair of the Board are separated. In addition, each Committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities. In addition, our Board helps ensure open and candid discussion among its Directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a Director may exist. Our Board may determine that it is appropriate to hold meetings excluding a Director with a conflict of interest or perceived conflict of interest or such Director may consider that it is appropriate to recuse themselves from considering and voting with respect to the matter under consideration. Independence Meetings of independent directors and conflicts of interest

TELUS International | 2024 Information Circular The Board has adopted a policy with respect to related person transactions to assist the Board in reviewing, approving, and ratifying related person transactions and complying with requisite disclosure obligations. The policy requires that each Director, Director nominee and Executive Officer promptly notify the Company’s CLO or a designee of any transaction involving the Company and a related person, subject to certain exceptions. The CLO or a designee analyzes each new transaction for which a notification has been received. The analysis conducted by the CLO or designee includes an assessment of whether the transaction constitutes a related person transaction under the policy and a preliminary recommendation CLO shall consider all relevant facts and circumstances, including: (i) the commercial reasonableness of the terms, (ii) the benefit and perceived benefit, or lack thereof, to the Company, (iii) the availability and/or opportunity costs of alternate transactions, (iv) the materiality and character of the related person’s direct or indirect interest, and (v) the actual or apparent conflict of interest of the related person. The Audit Committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders. If after the review described above, the Audit Committee determines not to approve or ratify a related person transaction (whether such transaction is being reviewed for the first time or has previously been approved and is being re-reviewed), the transaction will not be entered into or continued, as the Audit Committee directs. The Company’s related person transaction policy is available at https://www.telusinternational.com/investors/governance. The Board has developed a description of the roles and responsibilities of the Chair, Vice-Chair and the CEO to delineate the Board’s expectations of these roles. That description is included in the Board Policy Manual available at https://www.telusinternational.com/ investors/governance. Chair - TELUS is entitled to select the Chair of the Board among the Directors. Following the 2024 annual general meeting, we anticipate that TELUS will select Mr. Entwistle to continue to serve as the Chair. As stated in our Board Policy Manual, the Chair’s primary responsibility is to lead the Board in its progression of the strategy, business and affairs of the Company and its oversight of management. The Chair’s duties include: Vice-Chair - The Vice-Chair will assist the Chair with overseeing the Board’s discharge of its duties including: Related party transactions Position descriptions — Chair, Vice-Chair and CEO „ contributing to the progression of the strategy, business and affairs of the Company; „ presiding over Board meetings and shareholder meetings and ensuring both are conducted in an efficient and effective manner; „ communicating to the CEO the concerns of the Board, shareholders (as appropriate) and other stakeholders, „ communicating to the CEO any matters arising from the Board’s meetings with shareholders and other stakeholders that require management’s attention; and „ chairing meetings of shareholders (as appropriate). „ advising and assisting the Chair with overseeing the Board’s discharge of its duties assigned to it by law, in the constating documents of the Company and the Board’s mandate; „ in the absence of the Chair, presiding over Board meetings and ensure they are conducted in an efficient and effective manner; „ working with the Corporate Secretary to ensure that meeting dates are set, meeting agendas are prepared and materials are made available to the Board in sufficient time for Board meetings; „ carrying out other duties, as requested by the Chair, as needs and circumstances arise; „ assisting the Governance and Nominating Committee in its review of the scope, duties and responsibilities of the Committees and any amendments thereto, as well as the establishment of or disbanding of Committees and changes to their composition, including the chairs thereof; „ working with the Governance and Nominating Committee in connection with the evaluation of the performance of individual Directors, the Committee chairs, the Board as a whole and the Committees, and presenting recommendations to the Governance and Nominating Committee and Board; and „ ensuring that new Directors receive suitable orientation including education sessions, a meeting with the Chair and orientation reference materials. 49

2024 Information Circular | TELUS International 50 „ lead the effective operation and management of and provide strong leadership to the Board; „ establish procedures to govern the effective and efficient conduct of the Board’s work; „ provide leadership to the Board to ensure it functions independently of management; „ take steps to foster the Board’s understanding of its responsibilities and boundaries with management; „ act as a resource and sounding board for the CEO; „ assist the Governance and Nominating Committee with the recruitment of new Directors in collaboration with the CEO; „ assist the Governance and Nominating Committee with the review of the composition of the Board and its Committees prior to each annual general meeting; „ facilitate the Board’s interaction with key management as appropriate; „ communicate to the CEO any matters arising from the Board’s meetings with shareholders and other stakeholders that require management’s attention; „ lead the Board and the Human Resources Committee in the evaluation of, and succession plan for, the CEO; and „ facilitate the Board’s efforts to promote engagement with, and feedback from, shareholders and stakeholders. „ developing and monitoring annual business and operational plans and budgets that support the Company’s long-term business plans and strategies, and leading the execution thereof; „ keeping the Board current in a timely fashion on major developments and providing the Board with sufficient information to enable the Board to discuss potential issues, make decisions and fulfill its mandate, including the oversight of the Company’s risk profile; „ participating in TELUS’ global strategic planning; „ recommending to the Board for its review, input and approval, the strategic direction for the Company’s business and, when approved, pursuing the continued development and progression of the Company’s strategy and leading the execution thereof; „ fostering a caring culture that promotes ethical practices and encourages individual and collective integrity in line with the Company’s values and brand attributes; „ developing and implementing operational policies to guide the Company within the limits prescribed by applicable laws and regulations and the framework of the strategy approved by the Board; „ creating, maintaining and reviewing with the Human Resources Committee an annual plan for the appointment, performance management, leadership development and succession of the senior leadership team; „ facilitating interaction between the Board and other key members of management; „ supporting the Governance and Nominating Committee in respect of recruiting new Directors to the Board; „ developing and leading the execution of strategies with respect to relations with shareholders, governments, communities and other stakeholders; „ participating in the Company’s charitable, educational and cultural activities; and „ being aware of potential conflict areas, real or perceived, and disclosing such conflicts together with their interests in the Company or related corporations, and any changes therein. Chair and Vice-Chair together - The Chair and Vice-Chair work together to: CEO - The CEO reports to the Board and bears the primary responsibility for managing the business and affairs of the Company. The CEO’s duties include:

TELUS International | 2024 Information Circular Our Board expects each Director to devote the time, energy and effort necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs, and become effective ambassadors of the Company. In accordance with the Board Policy Manual, each Director is expected to attend all Board and Committee meetings. The Governance and Nominating Committee takes a Director’s attendance into consideration during the nomination process if a Director attends less than 75 per cent of Board and Committee meetings held in a year (unless due to exceptional circumstances). In 2023, there were 12 meetings of our Board. There was 100 per cent Director attendance at each of these meetings with the exception of one Director, whose attendance was 91 per cent as a result of being unable to attend an ad hoc meeting of the Board. The Board has an in-camera session without management, including without Mr. Puritt, who is a Director and also the Company’s President and Chief Executive Officer, as a regular feature of each Board and Committee meeting. In 2024, the independent Directors also began meeting without management and without the non-independent Directors. The Board has adopted a policy stating that if our Directors are employed as chief executive officers, or in other senior executive positions, on a full-time basis with a public company then they should not serve on the boards of more than two public companies in addition to the Board. For other Directors, those who (i) only have full time employment with non-public companies, (ii) have full-time employment with public companies but not as the chief executive officer or in a senior executive position or (iii) do not have full time employment, the Board has determined that those Directors should not serve on the boards of more than four public companies in addition to the Board. With respect to our CEO, the Board has determined that the CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the chief executive officer of that other company serves on the Board. In all cases, our Directors are required to notify the Chair of the Board and the chair of the Governance and Nominating Committee before accepting any directorship with any other public company. We limit the number of other public company boards our Directors can serve on together. Currently, none of the Board members serve together on other public company boards. As noted above, the Lead Director position will be introduced into our corporate governance structure in 2024 and, following the 2024 annual general meeting, we anticipate that Mr. Blair will be appointed to that role. The roles and responsibilities of the Vice-Chair outlined above would become the roles and responsibilities of the Lead Director and our Board Policy Manual would be updated accordingly. Where a Lead Director is appointed, at the option of the Chair and upon consultation with the Governance and Nominating Committee, a director may also be appointed as the Vice-Chair, although it is not anticipated that a Vice-Chair will be appointed following the 2024 annual general meeting. If a Vice-Chair was appointed, the prime responsibilities of the Vice-Chair will be established upon their appointment and based upon the needs of the Board at the time, input from the Lead Director and such recommendations as may be proposed by the Governance and Nominating Committee, all applied as determined by the Chair. The Governance and Nominating Committee is responsible for Board and Committee succession planning and for making annual recommendations to the Board regarding the size and composition of the Board and its Committees. It also proposes new nominees for election as Directors, tracks the skills of the Company’s existing Directors and annually conducts a gap analysis. When recruiting new Directors, the Governance and Nominating Committee, subject to the Shareholders’ Agreement, identifies candidates for consideration as potential Directors and selects the names of the most suitable candidates. Such selection is made based on merit after considering the skill sets, background, experience and knowledge as prioritized by the Governance and Nominating Committee (with input from the Chair, Vice-Chair and CEO, as requested) from time to time as well as considering the Board Diversity Policy. The Governance and Nominating Committee may use the services of outside consultants in searching for or doing background checks on candidates. The Governance and Nominating Committee maintains a list of potential Directors who meet the established criteria and review such list as needed to track progress and identify suitable candidates. Board members, many of whom serve on other corporate boards, are encouraged to submit names. Expectations of our board — attendance, caps on outside service and interlocks Lead Director Succession planning 51

2024 Information Circular | TELUS International 52 It is the responsibility of the Governance and Nominating Committee to regularly evaluate the effectiveness and contribution of the Board, the Chair and/or Vice-Chair of the Board and all Committees and their chairs. The Governance and Nominating Committee is responsible to conduct an evaluation, either directly or through the CLO, and then report the results to the Board. If deemed appropriate, the Governance and Nominating Committee may elect to engage a third party to provide expertise on and to assist with the coordination of the evaluation. This process allows the Company to evaluate the mechanism in place for the Board and Committees to operate effectively, identify opportunities to enhance and maintain best corporate practices, meet regulatory requirements and develop strategies for recruiting and succession planning. To conduct and document this evaluation, the Governance and Nominating Committee approves a questionnaire that is completed by each Director. Through these questionnaires, each Director provides their evaluation of the performance of: (1) the Board as a whole; (2) each Committee; (3) each Committee chair, and (4) each Director. The CLO is tasked with reviewing the results of these questionnaires and providing them to the Vice-Chair and the chair of the Governance and Nominating Committee (each individually the “Reviewer”), with attribution to the originating Directors, except that, in the case of the Chair, and the Vice-Chair, results are provided to only the chair of the Governance and Nominating Committee. When the results are provided to the Reviewer, each Director may elect to have all or part of their comments included without attribution. To provide a broader scope to our evaluation, the Governance and Nominating Committee also approves a questionnaire that is completed by all members of the Company’s senior management team who have regular interaction with the Board or its Committees. The purpose of this questionnaire is to provide an evaluation of the overall effectiveness of the Board from the perspective of the senior management team and consider how the Board and management support one another and how their relationship can be improved. The CLO is tasked with reviewing these results and providing them to the Chair of the Board and the Reviewer, without attribution to any member of the senior management team. Once the responses have been received by the Reviewer, the Reviewer then conducts separate interviews with each Director to advise of the results of this evaluation and then report on key themes and recommendations to the Governance and Nominating Committee and the Board. The Reviewer then uses these results to create a set of Board goals and objectives to address matters raised during the evaluation. In addition to our assessment process, the Governance and Nominating Committee conducts an annual review of the skills of each member of the Board, including a gap analysis, and makes recommendations to the Board in the event any gaps are identified. In accordance with the Board Policy Manual, each non-management Director appointed to the Board is required to tender his or her resignation after serving 15 years on the Board. The Governance and Nominating Committee will consider such resignation and has the discretion to recommend to the Board that the term of the resigning Director be extended for such period as the Governance and Nominating Committee deems appropriate, if in our best interest to do so. Our Board has no mandatory retirement age. Our Governance and Nominating Committee is responsible for reviewing the composition of our Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us. Our Governance and Nominating Committee is expected to conduct a process for the assessment of our Board, each Committee and each Director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board. Board evaluation Term limits and mechanisms of board renewal As requested by the Governance and Nominating Committee, the Chair, Vice-Chair and CEO, as well as any other Directors the Committee deems appropriate, interviews the candidates. Following receipt of the reports of the Chair, the Vice-Chair and the CEO as to such interviews, the Governance and Nominating Committee then makes such recommendations as it deems appropriate to the Board. The Board relied on this succession planning process to assist in the recruitment of Ms. Andrews, Mr. Anton, Ms. Paish, Ms. Slaski and Ms. Stuart to the Board. The Human Resources Committee oversees succession planning for our CEO, with support from the Chair of the Board and the advice and recommendation of the Board. The Human Resources Committee also supports the CEO’s succession planning for our Company’s senior management team. At least annually, the Human Resources Committee reviews and approves the succession plans for the CEO and other members of the Company’s senior management team and specific development plans and career planning for potential successors.

TELUS International | 2024 Information Circular We have implemented an orientation program for new Directors under which each new Director: (1) receives a Director’s orientation manual including our key corporate governance documents and other information, (2) meets with the Chair and Vice-Chair of the Board, and (3) receives information and learns about our business purpose, strategic direction, operations, finance and control functions, human resources, significant risks and opportunities, and the local legal and business context. The orientation program also addresses key governance matters, including the role of the Board and its Committees. Our Governance and Nominating Committee is responsible for overseeing Director continuing education designed to maintain or enhance the skills and abilities of the Directors and to ensure that their knowledge and understanding of our business remains current. In addition to Director education sessions held as part of regularly scheduled Board meetings, Directors are also encouraged to attend external educational sessions. As part of our Director evaluation process, Directors are asked to suggest topics of interest for future Director education sessions. The following details education sessions held as part of the regularly scheduled Board meetings in 2023: Orientation and continuing education As of March 21, 2024, the TELUS International team is comprised of an executive leadership team that is 25 per cent women (two of eight), 42 per cent of managers and above are women, and 47 per cent of our workforce are women. One Executive Officer is a member of a visible minority, representing 13 per cent of the senior management team. In response to an internal survey, 92 per cent of our team member respondents said, ”TELUS International respects team members of different ages, race, color, gender, sexual orientation, religions, ethnic origin, language, marital status, family status and varied abilities.” We are proud of our efforts to ensure a diverse and talented team of professionals, and appreciate being recognized for these efforts. Marilyn Tyfting, Chief Corporate Officer for TELUS International, was named one of Mogul’s Top People Leaders and CHROs for 2023. The award recognizes leaders who are making a difference and championing diversity, equity, inclusion and belonging in their workplace. Prior to our 2023 annual general meeting, we stated that it was our intention to attain, and thereafter maintain, a Board composition in which at least 30 per cent of our Board are women. We have exceeded our target with a Board composition in which 36 per cent of our Board are women. In addition and over time, we aspire that our Board will achieve greater geographic, age and ethnic diversity.. Five of our 11 Directors self-identify as diverse, representing 45 per cent of our Board. The Governance and Nominating Committee continues to engage qualified independent external advisors to conduct searches for candidates that help the Company to achieve and maintain our diversity objectives. In order to provide equal employment and advancement opportunities to all individuals, employment decisions (including executive officer position decisions) are based on merit, qualifications, and abilities, while considering diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background. As such, we have not adopted a target regarding women in executive officer positions. We believe in supporting women as they progress in their careers, offering employee resource groups for women and mothers, awards, mentorship, succession planning that prepares the next generation of female leaders and a recognition of different leadership styles. 53 The TELUS International Diversity, Equity and Inclusion Policy is posted on our website at https://www.telusinternational.com/investors/governance. We are governed by the same values as our parent company, TELUS: Diversity, equity and inclusion „ We passionately put our customers and communities first „ We embrace change and innovate courageously „ We grow together through spirited teamwork

Subject	Attendees	Presenters	Dates
Cybersecurity Quarterly review of external material security incidents within the global marketplace including internal security improvements, audit programs and compliance.	Board and Audit Committee	CIO	February 3, 2023 May 3, 2023 July 28, 2023 October 26, 2023
Director Compensation An overview of recent developments and future trends with respect to director compensation.	Governance & Nominating Committee	Compensation Consultant	October 27, 2023
Enterprise Risk Updates on risk and control assessments including risk ranking, trends and appetite and overall risk management integration.	Board and Audit Committee	VP Risk Management & Chief Internal Auditor	February 3, 2023 May 3, 2023 July 28, 2023
Environmental, Social and Governance Review of reporting and regulatory requirements, overview of organizational risks and reporting challenges related to ESG matters	Board	External Auditor	November 30, 2023
Executive Compensation Landscape and Regulatory An update regarding developments in pay trends and disclosure-related executive compensation matters.	Human Resources Committee	Compensation Consultant	July 28, 2023
Generative AI An overview of fundamental concepts, market trends, use cases and regulatory requirements related to artificial intelligence and generative AI	Board	External Auditor	November 30, 2023
Human Resources, Compensation - Emerging Issues Updates on emerging global trends regarding best practices for executive compensation disclosure and related developments, such as with respect to incentive design and perquisites and benefits	Human Resources Committee	CCO-CHRO	October 27, 2023
Law & Governance Updates on global legal, policy and related political developments of potential impact and interest to the Company, including local-focused legislative and case law developments and broader trends in employment, privacy, security, antitrust and anti-bribery laws and regulations. The reports also review developments in corporate governance, reporting (ESG and CSR) and U.S. and Canadian securities laws as well as material proceedings and claims involving customers and competitors.	Board	CLO	February 3, 2023 April 28, 2023 July 28, 2023 October 28, 2023
Legal - Emerging Issues An update regarding developments in pay trends and disclosure-related executive compensation matters.	Board and Audit, Human Resources and Governance & Nominating Committees	CLO	March 6, 2023
Privacy Update on Privacy Program objectives and measures; privacy risks and mitigating processes; developments in global privacy laws.	Audit Committee	Head of Privacy Team	May 3, 2023 November 2, 2023
Strategic Session A strategic review of market dynamics and opportunities including an in-depth discussion of key focus areas: CXM, AI Data Solutions, Content Moderation, Digital IT and building a resilient organization ready for rapid growth.	Board	President & CEO and Management	December 1, 2023
Tax - Emerging Issues & Strategy Updates on emerging global tax issues and changes and review of overall tax strategy.	Audit Committee	VP Taxation	February 3, 2023 May 3, 2023 July 28, 2023 November 2, 2023

2024 Information Circular | TELUS International 54

TELUS International | 2024 Information Circular We have adopted a code of ethics and conduct applicable to all of our Directors, Officers and employees, including our President and Chief Executive Officer and Chief Financial Officer, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act. The code of ethics and conduct sets out our fundamental values and standards of behavior that are expected from our Directors, Officers and employees with respect to all aspects of our business. If we make any amendment to the code of ethics and conduct or grant any waiver therefrom, whether explicit or implicit, to a Director or Executive Officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC. The full text of the code of ethics and conduct is posted on our website at https://www.telusinternational.com and https://www. sedarplus.ca and https://www.sec.gov. The information on or accessible through our website is not part of and is not incorporated by reference into this information circular, and the inclusion of our website address in this information circular is only for reference. Together, our Audit Committee and our Human Resources Committee are responsible for reviewing and evaluating the code of ethics and conduct periodically and will recommend any necessary or appropriate changes thereto to our Board for consideration. These committees will also assist our Board with the monitoring of compliance with the code of ethics and conduct. Under the BCBCA and the Articles, any Director or Executive Officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a Director or Executive Officer of the Company, must promptly disclose the nature and extent of that conflict. A Director who has a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any Directors’ resolution to approve that contract or transaction. Our Board believes that regular communication is an important part of creating an open and constructive dialogue with our shareholders. To facilitate such engagement, our Board adopted a shareholder engagement policy that outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board and which topics are appropriate for the Board to address. It also provides an overview of how management interacts with shareholders. Our shareholder engagement policy is included in our Board Policy Manual, which can be downloaded at https://www.telusinternational.com/investors/governance. We communicate with our shareholders and other stakeholders through various channels, including our annual and quarterly reports, quarterly earnings conference calls, information circular, Form 20-F, news releases, website and presentations at industry and investor conferences. Since the Company’s initial public offering, the executive team and investor relations team have been actively engaged with existing shareholders and prospective investors. Some of our shareholder engagement practices are outlined in the following table: Code of ethics and conduct Shareholder engagement 55

2024 Information Circular | TELUS International 56 (1) As we look to balance optimization of shareholder engagement and cost efficiencies within our operations, while also leveraging technology, the May 2024 meeting will be conducted virtually. Shareholders and other stakeholders may communicate with the Board of Directors of TELUS International by emailing corporate.secretary@telusinternational.com or by mail, marking the envelope confidential, to TELUS International (Cda) Inc., Board of Directors, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely manner. Throughout the year, we also respond to any shareholder concerns and letters we receive. Event Who we engage with Who engages What we talk about Annual general meeting (in person(1) and webcast) Shareholders (retail and institutional) Chair and Vice-Chair of the Board and Board of Directors CEO Senior management as applicable Business of the meeting (financial statements, Director elections and other proposals for shareholder vote) Quarterly earnings conference calls (with simultaneous webcast) Financial analysts CEO CFO Most recently released financial and operating results for the quarter. Our conference calls include a question and answer session with pre-qualified analysts. The conference calls are also available to shareholders on a listen-only basis via webcast. The webcast, supplementary slides, a transcript and a webcast archive are available at https://www.telusinternational.com/investors New releases Shareholders (retail and institutional), financial analysts and media CEO CFO Senior management as applicable Quarterly results and any major corporate developments that occur throughout the year Investor Day Shareholders (retail and institutional), financial analysts, lenders and media CEO CFO Senior management as applicable Management presentations focused on strategy and growth opportunities, sales, operations and finance, providing access to our executive leadership team and details about our technology-based solutions and unique culture. Regular meetings, calls and discussions Shareholders (retail and institutional), brokers, financial analysts and media CEO CFO Senior management Investor Relations Responding to any inquiries received through 604-695-3455 or ir@telusinternational.com, consistent with TELUS International’s disclosure obligations

TELUS International | 2024 Information Circular The following discussion of our executive compensation program includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation earned by our Named Executive Officers (NEOs) for their 2023 performance. For 2023, our NEOs are: We pay for performance. We establish a clear and direct link between compensation and the achievement of business objectives — in both the short-term and long-term — by providing an appropriate mix of fixed versus at-risk compensation and immediate versus future income linked to the share price performance of the Company. We also continue to drive high levels of performance by setting ambitious targets. The Human Resources Committee of the Company’s Board of Directors takes an approach to compensation that is both market-based and performance-based. The primary focus of the Human Resources Committee is to maintain an executive compensation program that supports the achievement of three objectives: To meet the three objectives of our compensation program, we apply the following six principles: „ Jeff Puritt, President and Chief Executive Officer (CEO); „ Vanessa Kanu, Chief Financial Officer (CFO)(1); „ Maria Pardee, Chief Commercial Officer (CCO)(1); „ Marilyn Tyfting, Senior Vice President and Chief Corporate Officer (CCO-CHRO); „ Michael Ringman, Chief Information Officer (CIO); and „ Beth Howen, Chief Transformation Officer (CTO)(1). „ to advance our business strategy; „ to enhance our growth and profitability; and „ to attract and retain the key talent necessary to achieve our business objectives. 1. We pay for performance An NEO’s compensation is based on the NEO’s personal performance, together with corporate performance and position within a range determined with reference to market compensation data. Linking executive pay to actual performance helps ensure that executive compensation is aligned with creating shareholder value. 2. We promote sound risk-taking Our executive compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of our executive compensation program that help manage and mitigate risk in executive compensation: Overview Key compensation principles 57 Executive compensation (1) Ms. Kanu will resign from the company effective March 31, 2024, Ms. Pardee’s employment as CCO terminated effective December 31, 2023, and Ms. Howen’s employment as CTO terminated effective December 15, 2023.

2024 Information Circular | TELUS International 58 What we do What we do not do 9 Compensation consultant - We use an independent executive compensation consultant to assess our executive compensation program to confirm alignment with shareholder and corporate objectives, best practices and governance principles. 9 Pay for performance - Our performance metrics are well communicated and regularly monitored through the corporate scorecard, see “—TELUS International performance bonus program—Methodology—Step 1”, and include short- and long-term performance measures to align performance with business objectives. Additionally, 70 to 80 per cent of the TELUS International Performance Bonus Program payments are based on corporate performance. 9 Robust Share Ownership requirements - In place for our executives with respect to Company shares granted under the Omnibus Long-Term Incentive Plan (7x base salary for the CEO and 3x base salary for the other NEOs), and for our non-employee directors (at 5x the annual cash retainer portion of each director’s annual compensation within five years of their initial election), and the additional holding periods applicable to certain awards granted to our CEO, as described in “—Summary of NEO employment and separation agreements”. 9 Balance between short-term and long-term incentives - Reasonable balance between compensation elements that focus on short-term financial performance and longer-term Company share price appreciation. 9 Overlapping performance periods - Within our long-term incentive (LTI) program, the overlap in performance periods helps ensure that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own. See “—At-risk pay: Long-term incentives” for a summary of the treatment of the 2021 LTIP and treatment of the final grant of LTIP awards under the MIP in light of our initial public offering. 9 Caps on payouts - Equity incentive awards are generally capped at 200 per cent to avoid excessive payouts and are in line with market practices. 8 Guarantee a minimum level of vesting for our long-term incentives. 8 Allow an insider or any team member who holds a position at or above the director level to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements. 8 Over-emphasize any single performance metric. 8 Guarantee annual base salary increases or bonus payments. 8 Offer excessive perquisites.

TELUS International | 2024 Information Circular 3. We balance the short-term and long-term Our program features a well-balanced mix of fixed and variable pay elements, with the layering of payout timing, annual awards and overlapping vesting of equity incentives and various incentive vehicles. In connection with our initial public offering, our Board of Directors adopted the 2021 Omnibus Long-Term Incentive Plan (2021 LTIP), under which it granted equity awards to our NEOs at our initial public offering price. The 2021 LTIP is also used to grant annual long-term incentive awards (LTIs). LTIs for performance year 2023, granted in the form of restricted share units (RSUs) and performance share units (PSUs), as well as grants of RSUs and options (Options) that were granted in connection with and prior to our initial public offering, result in a laddered vesting schedule for each award, rather than one-time vesting of all outstanding awards on a specified date which can result in larger, sporadic settlements. The LTI awards are generally equity-settled. For information about the 2021 LTIP and equity compensation programs that we implemented in connection with our initial public offering, please see “—Company Equity Based Compensation Plans at a Glance”. 4. We reward contribution Our approach to executive compensation is both market-based and performance-based. LTI grant levels have historically been performance-differentiated and are based on an executive’s in-year performance and future potential. We consider this performance-based approach to granting LTIs to be a best practice, instead of granting LTIs based on market benchmarks only. 5. We align compensation with corporate strategy To align executive compensation with our corporate strategy, we make a direct link between an executive’s pay and the executive’s performance against the achievement of our corporate objectives. The CEO and the other NEO’s annual performance bonuses are evaluated by assessing the Company’s performance, which is based on a combination of corporate scorecards, and individual performance. Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals. 50 per cent of our 2023 LTI awards took the form of PSUs to align management with shareholders’ interests while incentivizing management to achieve performance targets based on corporate performance objectives tied to earnings per share and revenue growth. The other 50% of our 2023 LTI awards are in the form of RSUs that are subject to service-vesting conditions to incentivize management retention. 6. We align our pay practices across the organization Our pay practices are aligned across the organization. We also use the following methodologies in considering equitable compensation: „ bonus calculations include a mix of Company and individual performance metrics for executives, as well as all team members; „ overall annual increases to base salary for the executives are relatively aligned with increases to base salary for positions below the executive level; „ materially or significantly increased responsibility in any team member’s role and/or a subsequent promotion is accompanied by a change in pay, as appropriate; and „ compensation data, along with other relevant factors, such as internal equity and the strategic significance of the role, are considered to develop a base salary range and a total compensation target for all positions across the organization. 59

2024 Information Circular | TELUS International 60 „ upon the advice of the CEO, review and approve the proposed appointment of any person to the executive leadership team; „ review and approve all agreements, including those dealing with retirement, termination of employment or other special circumstances, between the Company and the CEO and the Company and any member of the executive leadership team; „ develop and recommend to the Board of Directors for its approval the Company’s compensation philosophy and guidelines on executive compensation and recommend any material changes to the Board of Directors for its approval; „ review and approve the design of and bonus pool guidelines for the annual performance bonus plan; „ review and approve any proposed establishment of, and material changes to, incentive compensation plans and employee benefit plans for the executive leadership team and all equity-based incentive plans of the Company or its subsidiaries; „ review management’s recommendations for and approve the granting of options or other securities under the Company’s or its subsidiaries’ equity-based incentive plans and administer such plans, in each case, within any guidelines established by the Board of Directors; „ review and approve the levels and types of benefits, including perquisites and vehicles, that may be granted to the CEO and the executive leadership team, subject to the terms of any applicable employee benefit plans and guidelines established by the Board of Directors; „ review and approve the corporate scorecard, individual goals and objectives relevant to CEO compensation; „ together with the chair of the Board of Directors, review and approve the CEO’s performance evaluation and the CEO’s compensation based on the Human Resources Committee’s assessment of the CEO’s performance; „ upon the recommendation of the CEO, review and approve the performance evaluations and the compensation of the executive leadership team; „ consider and determine all matters concerning incentive awards, perquisites and other remuneration matters with respect to the CEO and executive leadership team, including the adequacy of the Company’s say on pay policy; „ approve the list of companies in the comparator group against which the Company benchmarks its compensation program and review the compensation ranges for the Company’s senior management against the compensation of the companies in this comparator group; and „ periodically review the terms of any “clawback” or similar policy or agreement that allows the Company to cancel or recoup incentive compensation from an employee and, to the extent necessary, make the determinations required to be made under any such policy or agreement. Our executive compensation governance protects the peer relationships among the members of our Board of Directors and TELUS, our controlling shareholder. Under our Board Policy Manual, which describes the terms of reference for various Company governance functions, the Human Resources Committee has the authority to develop the Company’s philosophy and guidelines on executive compensation, oversee succession-planning and review and approve certain compensation and performance-rating decisions. In 2023, the Board Policy Manual set forth our governance policies around executive compensation as follows: Our Board of Directors has the following responsibilities: The CEO has the following responsibilities: The Human Resources Committee has the following responsibilities: „ reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve these strategic objectives; and „ appoint and replace the CEO (subject to the Shareholder Agreement), which responsibility the Board of Directors has delegated to the TELUS CEO. „ create, maintain and review with the Human Resources Committee an annual plan for the appointment, performance management, leadership development and succession of the executive leadership team. Board oversight and compensation governance

TELUS International | 2024 Information Circular The Governance and Nominating Committee has responsibility to review and determine the adequacy of the Company’s say on pay policy. Members of the Human Resources Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enable them to make effective decisions on our compensation practices. Some of the Human Resources Committee members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities for reviewing and considering executive compensation. The diverse experience of the Human Resources Committee members also includes an extensive understanding of accounting considerations in the context of executive compensation and practices for attracting, developing and retaining talent. As of December 31, 2023, the members of the Human Resources Committee were Mr. Blair, who chairs the committee, Ms. Paish and Ms. Slaski. Further information about the Human Resources Committee members can be found in “About our nominated directors - Director profiles,” and information about the current composition and responsibilities of the Human Resources Committee can be found in “Board of Directors - Committees”. The Human Resources Committee engaged an independent compensation consultant (Compensation Consultant) as a compensation consultant and advisor to the Board of Directors and management. Throughout 2023, the Compensation Consultant performed a variety of tasks for the Human Resources Committee, including reviewing the competitiveness of our executive and director compensation program and annual incentive and LTI program design. The key components of total direct compensation for the CEO and the other NEOs are fixed-base salary, short-term performance bonuses (paid in cash to reward annual performance) and LTIs (paid in the form of equity awards consisting of RSUs and PSUs (all of which may be settled in equity) to promote retention and reward performance over the long term). Benefits and perquisites, including retirement benefits, are also considered as part of the Company’s total compensation for the CEO and the other NEOs. See “—Benefits and perquisites” for more details. Human Resources Committee experience Compensation consultant Compensation elements for the CEO and the other NEOs in 2023 61

2024 Information Circular | TELUS International 62 The following table describes the components of total compensation that our NEOs have received for fiscal year 2022: Total compensation at a glance Component Description Objective Fixed-base salary Ranges are established for each position based on market practice, with the mid-point of the range being set at the median of the comparator group. Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. Annual performance bonus Target ranged from 60 to 70 per cent of base salary for NEOs and target of 150 per cent base salary for the CEO. Performance Bonus Program (PBP) tied to the performance of the NEO and the Company’s overall corporate performance, with corporate performance given 70 per cent weighting and individual performance given 30 per cent weighting for NEOs; and corporate performance given 80 per cent weighting and individual performance given 20 per cent weighting for the CEO. PBP metrics can lead to payouts ranging from zero (for substandard performance) to a maximum of 150 per cent of target (for exceptional performance). Provides an annual performance bonus paid in cash based on corporate and individual performance in the applicable year. Equity compensation Links a significant portion of the at-risk compensation to Company shareholder return and helps to promote retention of executives. Helps to promote retention of executives. Benefits and perquisites A competitive executive benefits program. Company vehicle or vehicle allowance for the CEO, vehicle allowance for the CCO-CHRO, an annual allowance for the CEO, and limited perquisites including contributions to the defined contribution plan and telecom benefits. Retirement benefits Benefits under TELUS’ Amended and Restated Pension Plan for Management and Professional Employees of TELUS Corporation (the DB Plan), a contributory, Canadian-registered defined benefit plan for our CEO and CCO-CHRO, benefits under the Supplemental Retirement Arrangement for Designated Executives of TELUS Corporation (SRA) consistent with market practice for Canadian executives for our CEO, benefits under TELUS’ Supplementary Employee Retirement Plan for Vice Presidents and Certain Other Designated Employees (SERP 2020) for our CCO-CHRO and benefits under TELUS’ Defined Contribution Pension Plan for Provincially Regulated Employees (Defined Contribution Plan) (a registered defined contribution plan) for our CFO. Our CEO and CCO-CHRO also have retirement benefits in the TELUS Supplementary Savings Plan (Savings Plan) (a nonqualified after-tax account), but no longer contribute to the Savings Plan. These retirement programs are further described in “—TELUS Retirement plan benefits.” Competitive 401(k) plan with Company match for US executives, including the CCO, CIO and CTO.

TELUS International | 2024 Information Circular Base salary methodology At-risk pay: annual performance bonus TELUS International performance bonus program At-risk incentive pay components During 2023, the Human Resources Committee considered and approved the CEO’s annual base salary. Mr. Blair, the Vice-Chair of the Board of Directors and the Chair of our Human Resources Committee, has been delegated the authority by our Board of Directors to approve any changes in base salary for members of the executive leadership team. We set our base salary range midpoints at the 50th percentile of a comparator group. As part of its annual pay assessment for 2023, the Human Resources Committee reviewed competitive pay data prepared by the Compensation Consultant. We then made adjustments to individual base salaries that we considered appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in a comparator group. As required, pursuant to the Board Policy Manual, the Human Resources Committee has reviewed and approved the CEO’s compensation based on the Human Resources Committee’s assessment of the CEO’s performance. The annual performance bonus for NEOs is determined pursuant to the PBP. A summary of the terms of the PBP follows. Methodology The PBP is designed to reward the achievement of business objectives in the short-term by providing immediate income in cash. For 2023, this component of at-risk pay was calculated for NEOs based on individual (30 per cent) and corporate (70 per cent) performance (for the CEO, the breakdown is individual (20 per cent) and corporate (80 per cent) performance) to better reflect affordability and our continued focus on funding strategic investments. In 2023, the annual performance targets for the NEOs ranged from 60 per cent to 70 per cent of base salary, and the CEO’s annual performance bonus target was equal to 150% of base salary. For 2023, each executive’s annual target performance bonus under the PBP was set using the following formula. Each element in the formula is explained in the steps outlined below: At-risk incentive pay consists of: The following outlines our approach in determining and delivering these at-risk incentive pay components. „ annual performance bonus (paid in cash); and „ long-term incentives (in the form of RSUs and PSUs). 2023 approach to compensation Executive’s actual salary earned in 2023 Executive’s actual salary earned in 2023 Corporate Scorecard Multiplier Minimum: 0% Maximum: 200% Individual Multiplier Minimum: 0% Maximum: 150% Executive’s target bonus, as a percentage of base salary Executive’s target bonus, as a percentage of base salary Corporate Weighting CEO: 80% ELT: 70% Corporate Performance Payout Individual Weighting CEO: 20% ELT: 30% Individual Performance Payout Annual Performance Payout X X X = X X X = + = 63

2024 Information Circular | TELUS International 64 Step 2: Assess an executive’s individual performance The individual performance of each NEO is initially assessed by the CEO and is reviewed and approved by the Human Resources Committee. The individual performance of the CEO is reviewed and approved by the Human Resources Committee. The chair of the Human Resources Committee invites the Board of Directors’ members to provide their feedback regarding the CEO’s performance. To determine the annual performance bonus for each executive, we follow a three-step process: Step 1: Assess Company corporate performance as measured by the corporate scorecard results; Step 2: Assess an executive’s individual performance; and Step 3: Calculate the annual performance bonus based on the above payout formula. The three-step process is described in further detail below. Step 1: Assess Company corporate performance as measured by the corporate scorecard results The Company’s corporate performance is measured through the results of our corporate scorecard, which is determined after the end of a performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2023 metrics measured achievements in the following areas: Team, Customers First, and Profitable Growth & Efficiency. See below table on the 2023 corporate scorecard metrics. For further information regarding the 2023 performance metrics, see “— Non-GAAP Financial Measures and Non-GAAP Ratios” in the TELUS International 2023 annual report on Form 20-F, which is available through https://www.sedarplus.ca and https://www.sec.gov. The objectives in the Company’s corporate scorecard are set annually by the CEO and CFO at the beginning of the year and recommended to the Governance and Nominating Committee and Human Resources Committee for review and approval. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the Board of Directors. The key aspects of the target-setting process include: During the year, results and/or targets may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the CEO, CFO, and CCO-CHRO collectively review and approve all adjustments proposed by management. Scorecard metrics Team (10%) „ Talent Retention Index (10%) Customers First (30%) „ Service Excellence Promise (30%) Profitable Growth and Efficiency (60%) „ Revenue (20%) „ Adjusted EBITDA (30%)(1) „ Free Cash Flow (10%)(1) (1) Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See “—Non-GAAP Financial Measures and Non-GAAP Ratios” in the TELUS International 2023 annual report on Form 20-F, which is available through https://www.sedarplus.ca and https://www.sec.gov, for a reconciliation to the most comparable GAAP financial measure. „ selecting measurable and auditable performance metrics; „ ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board of Directors; „ stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement; „ ensuring that the targets and stretch targets that are used to determine whether these objectives have been met or exceeded are set out in the Company’s corporate scorecard; and „ ensuring that all performance metrics are tied to the Company’s achievement of our corporate objectives.

TELUS International | 2024 Information Circular Step 3: Calculate the annual performance bonus based on the above payout formula Based on an assessment and recommendation from the CEO, the Human Resources Committee reviews each NEO’s performance and determines an individual multiplier, and along with the related multiplier in the Company corporate balanced scorecard, approves the annual performance bonus under the PBP for each NEO using the formula in this section. The Human Resources Committee, with input from the Chair of the Board of Directors, assesses the personal performance of the CEO and his leadership. Based on this assessment, the Human Resources Committee determines an individual multiplier and, along with the related multiplier in the Company corporate balanced scorecard, recommends to the Board of Directors for approval of the annual performance bonus under the PBP for the CEO, based on the formula in this section. The relative weight that corporate, business unit and individual performance has in determining a team member’s annual performance bonus under the PBP depends on the individual’s organizational level and ability to influence the Company’s overall performance. For each of our NEOs, Company corporate performance is weighted at 70 per cent and individual performance is weighted at 30 per cent; and for the CEO, Company corporate performance is weighted at 80 per cent and individual performance is weighted at 20 per cent. In addition to Company corporate and individual performance, the Board of Directors has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors, as it deems appropriate. At-risk pay: long-term incentives 2023 long-term incentives 2024 PSU Performance Determination of 2021 PSUs Our Human Resources Committee designed an executive compensation program to achieve the objectives described above under “Key compensation principles.” This includes the grant of annual equity awards by our Human Resources Committee, which are used to encourage an ownership culture and align management with stockholders’ interests. On March 17, 2023, our Human Resources Committee approved long-term performance incentive awards for our executive leadership team, including our NEOs, which were granted under the 2021 LTIP. 50% of the equity granted to our executive leadership team was in the form of RSUs and 50% of the equity granted to our executive leadership team was in the form of PSUs. We believe the use of RSUs and PSUs align the compensation of the executive leadership team with stockholders’ interests. The value recognized by individuals with respect to these awards will depend on the Company’s stock price performance and, in the case of the PSUs, if certain performance targets are met within the performance period, as described below. The number of RSUs and PSUs granted were calculated based on the closing price per TI share on March 16, 2023 of $21.17. The RSUs generally vest 25% on each of the first two anniversaries and 50% on the third anniversary of the grant date, subject to continued employment through each applicable vesting date. The PSUs will cliff vest on the third anniversary of the grant date, subject to achievement of the following performance targets: In March 2024, the Human Resources Committee certified performance for the PSUs awarded to certain of our NEOs in May 2021, which have a performance period that ended on December 31, 2023 and which will service-vest on May 20, 2024. The performance measures were EPS Growth CAGR (60% weight) and Organic Revenue Growth CAGR (40% weight) (in each case, the results associated with each metric were calculated in accordance with the 2021 LTIP and PSU award agreement). The Human Resources Committee determined that the earnings multiple applicable to these awards during the performance period was 25.48% of target. Additional information about the determination of the 2021 PSUs will be discussed in the Compensation Discussion and Analysis included in the annual report on Form 20-F for the fiscal year ending December 31, 2024 and the Company’s 2025 information circular. The RSUs and PSUs are subject to forfeiture if the applicable holder is terminated with cause (as defined in the award agreement). In the event of death, the RSUs and PSUs will vest (in the case of PSUs, assuming target performance). In the event of disability or the holder’s qualifying retirement, the RSUs and PSUs will continue to vest in accordance with their original vesting schedule. In the event of a termination without cause, the holder will be entitled to a prorated portion of the award, calculated based on the amount of service provided during the applicable performance period assuming target performance. On occasion where in the best interest of the Company, subject to approval of the Chair of the Human Resources Committee and execution of a full and final release agreement, vesting treatment for RSUs and PSUs may be modified upon separation. The individual grant values for each of our NEOs, including the threshold, target and maximum payout of PSUs, are set forth in the “Grants of plan-based awards table”, below. „ 60 per cent of the PSUs will be earned based on the Company’s earnings per share compound annual growth rate during the performance period, which we refer to as EPS Growth CAGR; and „ 40 per cent of the PSUs will be earned based on the Company’s organic revenue compound annual growth rate during the performance period, calculated pursuant to IFRS, which we refer to as Organic Revenue Growth CAGR 65

Benchmarking

When making compensation decisions, the Human Resources Committee takes into consideration the value of total direct compensation (TDC), which consists of base salary, annual performance bonus and long-term equity incentive compensation provided to executives. The Human Resources Committee generally looks to position the value of target TDC to be competitive with the 50th percentile of comparable companies, with exceptions made based on the Human Resources Committee's analysis of key factors including the NEO's performance and tenure.

In assessing competitive compensation levels and practices, the Human Resources Committee reviewed and compared compensation to executives at a peer group of companies. In connection with selecting companies for the peer group, the Human Resources Committee considered the following criteria: annual revenues, profitability, market capitalization and the comparator groups used by proxy advisory firms.

The Human Resources Committee selected the following list of companies that would comprise our peer group for 2023 compensation decisions:

Peer	Ticker	Exchange	As of fiscal year end date	Revenue (million)
Black Knight, Inc[1]				
Concentrix Corporation	CNXC	NASDAQ	November 30, 2023	$7,115
Conduent Inc.	CNDT	NASDAQ	December 31, 2023	$3,722
EPAM Systems, Inc.	EPAM	NYSE	December 31, 2023	$4,691
Genpact Limited	G	NYSE	December 31, 2023	$4,477
Jack Henry & Associates Inc.	JKHY	NASDAQ	June 30, 2023	$2,078
Qualtrics, LLC[2]				
Sabre Corporation	SABR	NASDAQ	December 31, 2023	$2,908
TTEC Holdings, Inc	TTEC	NASDAQ	December 31, 2023	$2,463
Unisys Corporation	UIS	NYSE	December 31, 2023	$1,666
Verint Systems Inc.	VRNT	VRNT	January 31, 2023	$902
WEX Inc.	WEX	NYSE	December 31, 2023	$2,548
Peer average				$3,257
TELUS International	**TIXT**	**NYSE / TSX**	**December 31, 2023**	**$2,708**

(1) *Black Knight's financial data is no longer publicly disclosed following its acquisition by ICE in 2023.*

(2) *Qualtrics' financial data is no longer publicly disclosed following its acquisition by Silver Lake in 2023.*

The Human Resources Committee reviewed a report on the Company's compensation programs for its executive leadership team, which incorporated data provided by the Compensation Consultant. The Compensation Consultant collected compensation data from the companies in our competitor peer group (the most recent peer compensation data available at the time) and compared the information to the executive leadership team's target total direct compensation and the elements of which that target total direct compensation is comprised.

2024 Information Circular | TELUS International 66

TELUS International | 2024 Information Circular 2023 actual compensation mix (percentage of total direct compensation)(1) (1) Sum of percentages may not total 100% due to rounding. Compensation element Provided as CEO Other NEOs Target 2023 actual Target 2023 actual Base salary (fixed) Cash 9% 11% 23% 27% Allowances (fixed) Cash 0% 1% — — Annual Performance bonus (at-risk) Cash 14% 0% 15% 0% Long-term incentive (at-risk) RSUs 38% 44% 31% 37% Long-term incentive (at-risk) PSUs 38% 44% 31% 37% 67

2024 Information Circular | TELUS International 68 Long-term incentives The individual grant values for each of our NEOs granted in March 2023 under the 2021 LTIP, including the threshold, target and maximum payout of PSUs, are set forth in the “Grants of plan-based awards table”, below. We provide our NEOs with a competitive benefits program that includes health and dental coverage, life, accident and critical illness insurance coverage, short-term and long-term disability coverage and health spending accounts as we do for all our employees. In addition, we offer our NEOs and all our employees the opportunity to purchase TI shares at a 15 per cent discount, through regular payroll deductions up to a maximum of $25,000 per year under the Company employee share purchase plan. We also offer Canadian executives who were participating in the TELUS employee share purchase plan before May 1, 2021 the opportunity to continue to participate in the TELUS employee share purchase plan and purchase TELUS shares through regular payroll deductions, with a match of currently 30 per cent (changed from 35% as of July 27, 2023) for Canadian executives to a maximum of 6 per cent of base salary under the TELUS employee share purchase plan. Benefits and perquisites 2023 PBP payouts (1) Base salary amounts reflected in the Summary Compensation Table differ from the amounts above since annual merit increases for 2023 took effect on April 1, 2023. (2) Base salary value converted from CAD $675,012 to USD using an exchange rate on December 29, 2023, of $0.76. (3) Base salary value converted from CAD $500,019 to USD using an exchange rate on December 29, 2023, of $0.76. Name 2022 Annual Base Salary(1) ($) Jeff Puritt 850,000(2) Vanessa Kanu 513,009(2) Maria Pardee 475,000(2) Marilyn Tyfting 380,014(3) Michael Ringman 400,000(2) Beth Howen 450,000(2) Base salary compensation The annual base salaries that our NEOs were entitled to receive in respect of calendar year 2023, were as follows: For more details about the actual amount of base salary paid to our NEOs in 2023, see “— Summary compensation table.” Each NEO’s annual performance bonuses were determined by applying the formulas outlined under the headings “— TELUS International performance bonus program”. Specifically, the Human Resources Committee assesses the Company’s corporate performance against the corresponding targets, as measured by the corporate scorecards for the Company, and then applies the corporate scorecard and personal performance multiplier for each NEO to determine the payout. In 2023, the annual performance targets for the NEOs ranged from 60 per cent to 70 per cent of base salary, and the CEO’s annual performance bonus target was equal to 150% of base salary. Following its critical assessment of 2023 overall Company performance, the Human Resources Committee approved a corporate scorecard multiplier of 0 per cent for all NEOs, including the CEO, and an individual multiplier of 0 per cent. Based on the above, none of our NEOs received bonuses under the PBP for fiscal 2023. 2023 actual compensation

TELUS International | 2024 Information Circular We have entered into employment agreements with our CEO and CFO, respectively, and offer letters with our other NEOs. Details on NEO severance arrangements can be found below under “—Summary of NEO employment and separation agreements”. In July 2023, the Board of Directors adopted a clawback policy to comply with the applicable provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules and requirements of the NYSE (including Section 303A.14 of the NYSE Listed Company Manual). In the event of an accounting restatement, under the Company’s clawback policy, the Human Resources Committee is authorized to recover certain incentive-based compensation paid to an executive officer of the Company on or after October 2, 2023 to the extent such incentive-based compensation was paid on the basis of financial results in respect of any of our three most recently completed fiscal years preceding the restatement. Mr. Puritt’s employment agreement provides that the TELUS clawback policy will apply to his compensation. The TELUS clawback policy allows TELUS to recover or cancel certain incentives to executive officers in circumstances where (1) there has been a material misrepresentation or material error resulting in the restatement of TELUS’ financial statements; (2) an executive would have received less incentive compensation based on the restated financials; and (3) the executive’s misconduct (such as an act of fraud, dishonesty or willful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the TELUS financial statements. In the circumstances described above, the board of directors of TELUS may cancel, or require the executive to repay to TELUS, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required: The board of directors of TELUS may seek recoupment if the restatement of the financial statement(s) occurs within 36 months of the original date the audited financial statements were filed with the requisite securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. We adopted a recoupment policy under which, upon certain triggering events, the Human Resources Committee is authorized to recoup or cancel all or a portion of certain incentive compensation from executive officers (as defined in accordance with SEC rules, which includes our NEOs). In addition, we will comply with the final terms of proposed Rule 10D-1 under the Exchange Act, implementing Section 954 of the Dodd-Frank Act. For further information, see “— Company Clawback Policy” Employment agreements Company Clawback Policy TELUS Clawback policy for Mr. Puritt „ the annual performance bonus; „ unvested Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs; „ vested but unexercised options; and „ any monetary payments and shares received from the exercise or settlement of LTI awards. 69 The use of perquisites is limited for our NEOs. Some of the perquisites we provide to our NEOs include (1) an executive health plan for Canadian executives; (2) a $25,000 annual allowance intended to cover financial and retirement counseling and other items, for our CEO; (3) a vehicle and vehicle allowance for our CEO, each for a portion of 2023; (4) a vehicle allowance for our CCO-CHRO; (5) telecom benefits for the home (for work and personal use) for our Canadian executives, including our CFO and CCO-CHRO; and (6) a telephone concession. For information regarding the value of perquisites paid to our NEOs in 2023, see “— Summary compensation table”. Our CEO is entitled to benefits under the DB Plan and SRA pension plans consistent with market practice for TELUS Canadian executives, our CFO is entitled to participate in the Defined Contribution Plan (a registered defined contribution plan) and the Savings Plan, and our CCO-CHRO is entitled to participate in the DB Plan and SERP 2020. Our NEOs in the United States are eligible to participate in the Company’s 401(k) plan and are entitled to receive an employer matching contribution. For information regarding the value of retirement benefits paid to our NEOs in 2023, see “— Summary compensation table,” “— Pension benefits” and “— TELUS Nonqualified after-tax account”.

Executive share ownership guidelines

Our executive share ownership demonstrates our compensation philosophy to align the interests of our executives with those of our shareholders. Our executives must beneficially own, either directly or indirectly, a certain number of shares based on targets varying by position.

Position	Share Ownership Requirement
CEO	7x annual base salary
Other executive leadership team	3x annual base salary

An executive must meet the requirement within five years of hire or promotion. We also require an executive who has not met the share ownership requirement to take 50 per cent of net equity awards (after taxes) in shares for any equity vesting unless that executive is pursuing other means of meeting the share ownership requirement. The executive must also hold such shares until the requirement is met.

Furthermore, upon retirement, an executive must continue to hold a number of shares equal to the share ownership requirement for one year following retirement.

Executive shareholdings summary

The following table lists the number and value of shares and total equity (including subordinate voting shares and RSUs, but excluding all unvested PSUs and all Options) for each NEO as of March 21, 2024 who was still serving as an executive officer as at that date. It also shows total shareholdings as a multiple of the individual's annual base salary.

Name	Base salary at year-end ($)	Total shares	Value of shares[1] ($)	Value of shareholdings as a multiple of base salary[2]	Total RSUs	Value of RSUs[1] ($)	Total equity (shares/ RSUs	Value of total equity[1] ($)	Value of total equity as a multiple of base salary
Jeff Puritt[3]	850,000	502,809	4,319,129	5.08	357,812	3,073,605	860,621	7,392,734	8.70x
Vanessa Kanu[4]	513,009	55,295	474,984	0.92	84,680	727,401	139,975	1,202,385	2.34x
Marilyn Tyfting	380,014	237,776	2,042,496	5.37	64,826	556,855	302,602	2,599,351	6.84x
Michael Ringman	400,000	156,171	1,341,509	3.35	50,411	433,030	206,582	1,774,539	4.44x

(1) *On March 21, 2024, the closing share price on the NYSE was $8.59.*

(2) *Excludes PSUs and RSUs, per Company requirements.*

(3) *Mr. Puritt's shareholdings exceed the industry norm requirements and should once again meet our more stringent requirements as our stock price appreciates in alignment with our operating performance expectations.*

(4) *Pursuant to our guidelines, each NEO is required to attain the applicable level of share ownership within the five years of their hire or promotion. Ms. Kanu began employment with TELUS International on September 7, 2020 and will resign from the company effective March 31, 2024.*

Tax and accounting considerations

In making compensation decisions, the impact of accounting implications and tax treatment of significant compensation decisions are considered. We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with the requirements of IFRS 2.

Conclusion

The Human Resources Committee believes that the overall executive compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executives to make a significant contribution to the Company's success, thereby enhancing the value of the Company for its shareholders. We also believe that the design of our executive compensation program does not encourage inappropriate risk-taking.

2024 Information Circular | TELUS International 70

Summary compensation table

The following table summarizes the compensation earned by our NEOs for the years ending December 31, 2023, December 31, 2022 and December 31, 2021.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total Compensation ($)
Jeff Puritt President and Chief Executive Officer	2023	850,000	—	6,975,007	—	—	832,574[3]	66,670[4]	8,724,251
	2022	850,000	—	6,625,020	—	892,500	2,016,775	88,340	10,472,635
	2021[10]	770,385	—	11,257,700	893,466	1,239,934	1,199,220	124,857	15,485,561
Vanessa Kanu Chief Financial Officer	2023	504,562[5]	—	2,250,032	—	—	—	64,677[6]	2,819,271
	2022	443,901	—	1,500,020	—	210,052	—	51,100	2,205,073
	2021[10]	393,690	—	3,173,932	446,745	225,112	—	42,803	4,282,282
Maria Pardee Chief Commercial Officer	2023	467,789	—	1,000,028	—	—	—	16,500[7]	1,484,317
	2022	450,000	—	1,000,013	—	207,657	—	15,250	1,672,920
	2021	—	—	—	—	—	—	—	—
Marilyn Tyfting Senior Vice President and Chief Corporate Officer	2023	374,369[5]	—	1,000,028	—	—	272,802[8]	26,960[9]	1,674,159
	2022	336,483	—	1,000,013	—	160,028	1,853	26,342	1,524,719
	2021[10]	296,869	—	2,283,974	446,745	156,678	165,979	47,699	3,397,943
Michael Ringman Chief Information Officer	2023	385,577	—	800,014	—	—	—	16,500[7]	1,202,091
	2022	340,039	—	700,020	—	142,816	—	16,832	1,199,707
	2021[10]	307,039	—	1,719,239	297,830	156,193	—	30,501	2,510,802
Beth Howen Chief Transformation Officer	2023	441,346	—	900,021	—	—	—	628,812[11]	1,970,179

(1) *Actual base salary paid in 2023 differs from our NEO's mid-year base salary because annual merit increases for 2023 took effect on April 1, 2023.*

(2) *The values set forth in the Stock Awards column for 2023 represent the aggregate grant date fair market value of RSUs and PSUs (at target) granted to the NEOs on March 17, 2023, computed in accordance with IFRS 2.*

(3) *This value is converted from CAD $1,095,492 to USD using an exchange rate on December 29, 2023 of $0.76 and reflects the actuarial increase in the present value of Mr. Puritt's benefits under the DB Plan (an increase of CAD$63,708), the SRA (an increase of CAD $587,984) and the JP SRA (an increase of CAD $443,800). See "—TELUS Retirement plan benefits" for more information on the pension plan benefits and how such amounts are calculated.*

(4) *For Mr. Puritt, this column includes the following amounts related to perquisites: $15,269 for vehicle use, $16,062 for vehicle allowance, $25,000 for his annual financial and tax planning allowance pursuant to his employment agreement, $7,206 for gifts, and $3,133 for telecom benefits for the home.*

(5) *With respect to Ms. Kanu's and Ms. Tyfting's base salary, the value is converted from CAD$663,897 and CAD$492,590, respectively, to USD using an exchange rate on December 29, 2023 of $0.76.*

(6) *For Ms. Kanu, this amount includes the following amounts related to perquisites: CAD $59,979 taxable benefit for the employer top-up matching contributions under the Company's Savings Plan, CAD $1,860 for telecom benefits for the home, CAD $2,055 taxable benefit for telephone concession, CAD $18,952 to TELUS' employee share purchase plan, and CAD $2,255 for an executive health assessment. These values were converted from CAD to USD using an exchange rate on December 29, 2023, of $0.76.*

71 TELUS International | 2024 Information Circular

2024 Information Circular | TELUS International 72 (7) This includes the following amounts related to perquisites: $16,500 for the employer matching contributions to the Company’s 401(k) plan for Ms. Pardee and Mr. Ringman. (8) This value is converted from CAD $358,950 to USD using an exchange rate on December 29, 2023 of $0.76 and reflects the actuarial increase in the present value of Ms. Tyfting’s benefits under the DB Plan (an increase of CAD $70,242) and the SERP 2020 (an increase of CAD $288,708). See “—TELUS Retirement plan benefits” for more information on the pension plan benefits and how such amounts are calculated. (9) For Ms. Tyfting, this includes the following amounts related to perquisites: CAD $15,000 for car allowance, CAD $4,286 taxable benefit for parking and telephone concession, CAD $3,251 for telecom benefits for the home and CAD $12,938 to TELUS’ employee share purchase plan. These values were converted from CAD to USD using an exchange rate on December 29, 2023, of $0.76. (10) Due to our initial public offering, MIP awards with respect to 2020 were granted to Mr. Puritt, Ms. Kanu, Ms. Tyfting and Mr. Ringman in 2021, and the 2021 compensation includes the value of such grants. With respect to Ms. Kanu, her 2021 compensation included a one-time sign-on grant in respect of her onboarding in 2020, which was paid at the time of our initial public offering in February 2021. (11) For Ms. Howen, this amount includes the following amounts: $16,500 for the employer matching contributions to the Company’s 401(k) plan, $44,450 for accrued paid time off and $567,862 representing what was agreed to in the separation agreement executed on December 9, 2023.

Grants of plan-based awards

The following table provides additional information about plan-based compensation awards for the fiscal year ended December 31, 2023.

Name	Grant Date	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: Number of shares or units	Grant date fair value of stock and option awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	
Jeff Puritt	Annual Incentive[1]	—	1,275,000	1,912,500	—	—	—	—	—
	03/17/2023[2]	—	—	—	—	—	—	164,738	3,487,503
	03/17/2023[3]	—	—	—	82,369	164,738	329,476	—	3,487,503
Vanessa Kanu	Annual Incentive[1]	—	359,106[4]	538,660[4]	—	—	—	—	—
	03/17/2023[2]	—	—	—	—	—	—	53,142	1,125,016
	03/17/2023[3]	—	—	—	26,571	53,142	106,284	—	1,125,016
Maria Pardee	Annual Incentive[1]	—	332,500	498,750	—	—	—	—	—
	03/17/2023[2]	—	—	—	—	—	—	23,619	500,014
	03/17/2023[3]	—	—	—	11,810	23,619	47,238	—	500,014
Marilyn Tyfting	Annual Incentive[1]	—	266,010[4]	399,015[4]	—	—	—	—	—
	03/17/2023[2]	—	—	—	—	—	—	23,619	500,014
	03/17/2023[3]	—	—	—	11,810	23,619	47,238	—	500,014
Michael Ringman	Annual Incentive[1]	—	240,000	360,000	—	—	—	—	—
	03/17/2023[2]	—	—	—	—	—	—	18,895	400,007
	03/17/2023[3]	—	—	—	9,448	18,895	37,790	—	400,007
Beth Howen	Annual Incentive[1]	—	270,000	405,000	—	—	—	—	—
	03/17/2023[2]	—	—	—	—	—	—	21,257	450,011
	03/17/2023[3]	—	—	—	10,629	21,257	42,514	—	450,011

(1) *This row reflects the possible payouts with respect to grants of annual incentive awards under the Performance Bonus Program for performance in the fiscal year ended December 31, 2023. The amounts shown indicate the dollar value of the potential payment upon attainment of the annual performance bonus performance criteria at threshold (0 per cent), target (150 per cent of base salary for Mr. Puritt; 70 per cent of base salary for Ms. Kanu, Ms. Pardee and Ms. Tyfting and 60% of base salary for Mr. Ringman and Ms. Howen) and maximum (150 per cent of target). Actual payments based on the Company's performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.*

(2) *This row reflects the number of equity-settled RSUs awarded in the fiscal year ended December 31, 2023, which were granted under the 2021 LTIP.*

(3) *This row reflects the threshold, target and maximum payout of PSUs that were awarded under the 2021 LTIP.*

(4) *Annual incentive amounts converted from CAD to USD using an exchange rate on December 29, 2023, of $0.76 as follows: target of CAD $472,508 and a maximum of CAD $708,763 for Ms. Kanu, and target of CAD $350,013 and a maximum of CAD $525,020 for Ms.Tyfting.*

73 TELUS International | 2024 Information Circular

Outstanding equity awards at fiscal year-end

The table below summarizes all option-based and share-based awards granted by the Company that were outstanding as of December 31, 2022, which includes RSUs, PSUs, and Options.

Name		Option Awards[1]			Stock Awards[2]			
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[3]
Jeff Puritt	296,942[3]	—	4.87	12/23/2026	—	—	—	—
	539,892[3]	—	4.87	12/23/2026	—	—	—	—
	1,259,748[3]	—	8.94	12/23/2026	—	—	—	—
	83,847	83,846[4]	25.00	02/02/2031	—	—	—	—
	—	—	—	—	102,654[5]	880,771	—	—
	—	—	—	—	52,494[6]	450,399	—	—
	—	—	—	—	94,176[7]	808,030	—	—
	—	—	—	—	164,738[8]	1,413,452	—	—
	—	—	—	—	26,750[9]	229,515	—	—
	—	—	—	—	—	—	125,569[10]	1,077,382
	—	—	—	—	—	—	164,738[11]	1,413,452
Vanessa Kanu	41,925	41,924[4]	25.00	02/02/2031	—	—	—	—
	—	—	—	—	47,678[5]	409,077	—	—
	—	—	—	—	6,770[6]	58,087	—	—
	—	—	—	—	21,323[7]	182,951	—	—
	—	—	—	—	53,142[8]	455,958	—	—
	—	—	—	—	3,450[9]	29,601	—	—
	—	—	—	—	—	—	28,431[10]	243,938
	—	—	—	—	—	—	53,142[11]	455,958
Maria Pardee [12]	—	—	—	—	4,285[13]	36,765	—	—
	—	—	—	—	4,739[14]	40,661	—	—
	—	—	—	—	5,905[15]	50,665	—	—
	—	—	—	—	4,367[9]	37,469	—	—
Marilyn Tyfting	41,925	41,924[4]	25.00	02/02/2031	—	—	—	—
	—	—	—	—	32,678[5]	280,377	—	—
	—	—	—	—	5,570[6]	47,791	—	—
	—	—	—	—	14,215[7]	121,965	—	—
	—	—	—	—	23,619[8]	202,651	—	—
	—	—	—	—	2,838[9]	24,350	—	—
	—	—	—	—	—	—	18,954[10]	162,625
	—	—	—	—	—	—	23,619[11]	202,651
Michael Ringman	27,950	27,949[4]	25.00	02/02/2031	—	—	—	—
	—	—	—	—	21,784[5]	186,907	—	—
	—	—	—	—	5,399[6]	46,323	—	—
	—	—	—	—	9,951[7]	85,380	—	—
	—	—	—	—	18,895[8]	162,119	—	—
	—	—	—	—	2,751[9]	23,604	—	—
	—	—	—	—	—	—	13,268[10]	113,839
	—	—	—	—	—	—	18,895[11]	162,119
Beth Howen [16]	—	—	—	—	—	—	—	—

2024 Information Circular | TELUS International 74

(1) *All Options have a term of ten years. Equity-settled Options vest equally over four years.*
(2) *The value is based on a closing TI share price of $8.58 on December 29, 2023.*
(3) *Represents Option awards granted on December 23, 2016 to Mr. Puritt. These Options fully vested on December 23, 2020 and became exercisable upon the effective date of the initial public offering.*
(4) *Represents equity-settled Options that vest ratably on the first trading day after February 2 in each of 2024 and 2025.*
(5) *Represents equity-settled RSUs that will vest ratably over two years on February 28, 2024 and 2025.*
(6) *Represents equity-settled RSUs that will vest ratably over two years on May 20, 2024 and 2025.*
(7) *Represents equity-settled RSUs that will vest ratably over three years on March 21, 2024, 2025 and 2026.*
(8) *Represents equity-settled RSUs that will vest 25% each over two years on March 17, 2024 and 2025 and 50% on March 17, 2026.*
(9) *Represents PSUs awarded in 2021 and earned based on the performance period that began January 1, 2021 and ended on December 31, 2023. The number of shares issuable pursuant to the awards was determined in March 2024 and is subject to service-based vesting through May 20, 2024.*
(10) *Represents equity-settled PSUs (at target) that will vest on March 21, 2025.*
(11) *Represents equity-settled PSUs (at target) that will vest on March 17, 2026.*
(12) *Pursuant to the separation agreement executed on July 12, 2023, Ms. Pardee's equity grants of 31,475 RSUs and 42,573 PSUs have been forfeited.*
(13) *Represents equity-settled RSUs that will vest on May 20, 2024.*
(14) *Represents equity-settled RSUs that will vest on March 21, 2024.*
(15) *Represents equity-settled RSUs that will vest on March 17, 2024.*
(16) *For information about the treatment of Ms. Howen's outstanding equity awards upon her separation, see "—Summary of NEO employment and separation agreements."*

Option exercises and shares vested

The following table provides information on stock options that were exercised and shares that were acquired on vesting of stock awards by each NEO during the 2023 fiscal year.

Name	Option Awards		Stock Awards	
	Number of shares acquired or exercised (#)	Value realized on exercise ($)(1)	Number of shares acquired on vesting (#)(2)	Value realized on vesting ($)
Jeff Puritt	41,935	641,161	108,967	2,259,287
Vanessa Kanu	—	—	34,333	745,713
Maria Pardee	—	—	9,024	170,723
Marilyn Tyfting	16,776	256,495	23,865	516,180
Michael Ringman	11,182	170,966	16,909	361,539
Beth Howen	—	—	11,810	91,037

(1) *The values in this column represent exercised cash-settled TI Phantom Options that were granted pursuant to the MIP.*
(2) *The values in this column represent vested equity-settled RSUs and PSUs that were granted pursuant to the 2021 LTIP.*

TELUS Retirement plan benefits

Defined benefit pension and supplemental retirement arrangement — Jeff Puritt

Mr. Puritt participates in the TELUS executive retirement program. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SRA, which is a supplemental pension benefit plan that provides benefits to retired executives in addition to the pension income provided under the DB Plan. The SRA supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2 per cent of a participant's highest consecutive three-year average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 70 per cent of the average pensionable remuneration.

Pensionable remuneration for Mr. Puritt under the SRA is equal to his base salary plus the actual annual performance bonus paid to him in cash, up to 100 per cent of his base salary. As is common with non-registered plans of this nature, the SRA is unfunded. The pension benefits under the registered DB Plan and the SRA are payable for a participant's lifetime, with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 55 if the participant has at least ten years of credited service. Retirement benefits are not reduced if the participant retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age at which the participant would have qualified for the full benefit amount, and further reduced by the lesser of 0.25 per cent for each month that the participant's service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month that the participant's age is less than 65. The SRA permits TELUS to grant additional years of credited service.

75 TELUS International | 2024 Information Circular

Effective January 1, 2016, Mr. Puritt ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SRA. Pursuant to his employment agreement with the Company, Mr. Puritt's prior years of service with TELUS, from July 26, 2001 to December 31, 2015, were recognized under the SRA in three equal installments on each of January 1, 2018, January 1, 2020 and January 1, 2022.

Effective May 1, 2023, Mr. Puritt ceased active participation in the registered defined benefit pension plan and the SRA. A new supplemental pension benefit plan, the Supplemental Retirement Agreement for Jeff Puritt (JP SRA), was established effective May 1, 2023. The JP SRA provides similar pension benefits as the aggregate of the Canadian-registered defined benefit pension plan and the SRA, but only in respect of service on and after May 1, 2023.

Defined benefit pension and supplemental pension plan — Marilyn Tyfting

As of January 1, 2020, Ms. Tyfting participates in the TELUS retirement program for vice presidents and senior vice presidents The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SERP 2020, which is a supplemental pension benefit plan that provides benefits to retired vice presidents and senior vice presidents in addition to the pension income provided under the DB Plan. The SERP 2020 supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2 per cent of a participant's highest consecutive five-year average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 70 per cent of the average pensionable remuneration.

Pensionable remuneration for Ms. Tyfting under the SERP 2020 is equal to her base salary plus the actual annual performance bonus paid to her in cash. As is common with non-registered plans of this nature, the SERP 2020 is unfunded. The pension benefits under the registered DB Plan and the SERP 2020 are payable for a participant's lifetime, with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 45 if the participant has at least 25 years of continuous service. Retirement benefits are not reduced if the participant retires on or after age 55 with at least 25 years of credited service, or on or after age 60 with at least 20 years of credited service. Otherwise, the annual benefit is reduced so that the early retirement benefits are actuarially equivalent to the unreduced pension at the earliest unreduced retirement age.

Effective January 1, 2020, Ms. Tyfting ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SERP 2020.

Pension benefits

The following table sets out information regarding Mr. Puritt's DB Plan, SRA and JP SRA retirement benefits and Ms. Tyfting's DB Plan and SERP 2020 retirement benefits as of December 31, 2023.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Jeff Puritt	DB Plan	7.333	287,660[2]	—
	SRA	21.749	10,088,772(3)	—
	JP SRA	0.667	337,288[4]	—
Marilyn Tyfting	DB Plan	4	144,552[5]	—
	SERP 2020	4	430,540[6]	—

(1) *The present value of the accumulated benefit is calculated using a valuation method and assumptions consistent with the most recent financial statements and is based on a projection of both pensionable earnings and credited service. Key economic assumptions include a discount rate of 4.65 per cent per annum. Mortality rates are assumed to follow the 80 per cent of the Canadian Pensioners' Monthly CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Certain other assumptions have been made with respect to retirements and withdrawals.*

(2) *This value is converted from CAD $378,500 to USD using an exchange rate on December 29, 2023, of $0.76.*

(3) *This value is converted from CAD $13,274,700 to USD using an exchange rate on December 29, 2023, of $0.76.*

(4) *This value is converted from CAD $443,800 to USD using an exchange rate on December 29, 2023, of $0.76.*

(5) *This value is converted from CAD $190,200 to USD using an exchange rate on December 29, 2023, of $0.76.*

(6) *This value is converted from CAD $566,500 to USD using an exchange rate on December 29, 2023, of $0.76.*

2024 Information Circular | TELUS International 76

TELUS Non-qualified after-tax account

Mr. Puritt, Ms. Kanu and Ms. Tyfting have retirement benefits in the Savings Plan. The Savings Plan is a "top-up" program that works in conjunction with the Defined Contribution Plan. The Savings Plan allows participants to contribute toward their retirement in excess of what the Canada Revenue Agency (CRA) permits participants to contribute annually under the Defined Contribution Plan.

Participants can elect to contribute between 3 per cent and 10 per cent of their income and, based on their election, the Company will make a matching contribution that ranges between 3 per cent and 8 per cent. Contributions up to the CRA maximum annual contribution limit are deposited in the participant's Defined Contribution Plan. Once the CRA maximum annual contribution limit is reached, participants may continue to make contributions and receive the employer contributions in the Savings Plan. Unlike participant contributions in the Defined Contribution Plan, which are made on a pre-tax basis, participant and employer contributions in the Savings Plan are made on an after-tax basis. A participant is always fully vested in the participant's own contributions; a participant vests in the Company contributions after the participant's termination of employment. A participant pays taxes on any investment gains and losses in the Savings Plan annually.

Ms. Kanu participates in the Defined Contribution Plan and Savings Plan at the 8 per cent contribution level for which she receives a corresponding 8 per cent Company match. Mr. Puritt participated in the Savings Plan prior to 2016, but effective January 1, 2016, Mr. Puritt ceased participation in the Savings Plan and commenced participation in the registered defined benefit plan and the SRA. Ms. Tyfting ceased participation in the Savings Plan effective January 1, 2020.The following table provides information regarding Mr. Puritt's, Ms. Kanu's and Ms. Tyfting's benefits under the Savings Plan as of December 31, 2023, disclosed pursuant to Item 402(i) of Regulation S-K of the Securities Act.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Jeff Puritt	—	—	45,668	—	358,028[3]
Vanessa Kanu	45,584[4]	45,584[4]	20,569	—	232,389[5]
Marilyn Tyfting	—	—	21,843	—	162,396[6]

(1) *Represents the Company's contributions under the Savings Plan.*

(2) *Represents aggregate earnings based on investment performance.*

(3) *This value is converted from CAD $471,089 to USD using an exchange rate on December 29, 2023, of $0.76.*

(4) *This value is converted from CAD $59,979 to USD using an exchange rate on December 29, 2023, of $0.76.*

(5) *This value is converted from CAD $305,775 to USD using an exchange rate on December 29, 2023, of $0.76.*

(6) *This value is converted from CAD $213,679 to USD using an exchange rate on December 29, 2023, of $0.76.*

77 TELUS International | 2024 Information Circular

2024 Information Circular | TELUS International 78 We entered into an employment agreement with Ms. Kanu setting forth the terms and conditions of her employment as our Chief Financial Officer, effective September 7, 2020. Ms. Kanu’s employment agreement provides for (1) a base salary (currently CAD $675,012); (2) an annual incentive bonus target (currently 70 per cent) of her annual base salary, and for 2020 only, the annual incentive compensation award will be no less than CAD $210,000 (70 per cent of the target award); (3) participation in the MIP and 2021 LTIP; (4) a signing bonus of CAD $500,000 (subject to repayment by Ms. Kanu if she resigned prior to September 7, 2021, breaches her employment agreement or the restrictive covenants to which she is bound or engages in conduct constituting just cause); (5) certain perquisites, including reimbursement of annual membership fees for professional associations and other business-related expenses; and (6) participation in other benefit plans of the Company, including the Defined Contribution Plan. Under her employment agreement, Ms. Kanu is also entitled to receive a grant of long-term incentive compensation with a grant value of $1,200,000 and a grant of phantom restricted share units with a grant value of $750,000. In the event that Ms. Kanu’s employment is terminated by the Company without just cause, she will be entitled to a lump-sum severance payment equal to 12 months of her then-current base salary, as well as continued health benefits and continued employer contributions to the Defined Contribution Plan for 12 months. Ms. Kanu is also entitled to exercise any rights with respect to equity Jeff Puritt Vanessa Kanu On May 1, 2018, we entered into an employment agreement with Mr. Puritt setting forth the terms and conditions of his employment as our President and Chief Executive Officer, which was amended on June 18, 2019. Mr. Puritt’s employment agreement provides for (1) a base salary (currently $850,000); (2) an annual incentive bonus target of 100 per cent of his annual base salary in 2018, and thereafter, an annual incentive bonus target as determined by the Human Resources Committee, in consultation with the Chair of the Board (currently 150 per cent); (3) participation in the MIP; (4) opportunity to earn an additional annual allowance of $25,000; (5) certain perquisites, including reimbursement of moving and legal expenses related to his employment agreement up to $250,000, and annual membership fees for professional associations, other business-related expenses and a vehicle allowance; (6) participation in other benefit plans of the Company; and (7) continued participation in the DB Plan and SRA. In the event that Mr. Puritt’s employment is terminated by the Company without just cause, he will be entitled to a lump-sum severance payment equal to 18 months of his then-current base salary, as well as continued benefits, COBRA premium coverage and continued participation in the TELUS pension plans for such period of time. If at any time during the 18 months following the termination date, Mr. Puritt’s age plus years of service equals at least 80, then all of Mr. Puritt’s equity in the MIP will continue to vest and be paid out in accordance with the terms of the MIP and LTIP, where applicable, and in accordance with the Company’s retirement policies and procedures applicable to retirement-eligible employees under the LTIP. Applying this formula, if Mr. Puritt’s employment is terminated without just cause, then his age plus years of service will be equal to 80 and his pension will be deemed fully vested. Mr. Puritt is also entitled to certain severance benefits upon termination due to disability. Mr. Puritt’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release. Following the initial public offering, Mr. Puritt and TELUS agreed that Mr. Puritt would hold for specified periods up to a maximum of 2,721,295 of our subordinate voting shares issuable to Mr. Puritt in connection with equity awards granted to him between 2016 through our initial public offering, less the number of subordinate voting shares withheld to cover the exercise price, taxes or fees due upon the exercise or vesting of such awards. The holding periods will expire with respect to 20 per cent of the subordinate voting shares received upon exercise of long-term incentive awards (including Options), equity-settled Phantom Options or otherwise held as of the second anniversary of our initial public offering, 60 per cent on the third anniversary of our initial public offering, and 100 per cent on the fourth anniversary of our initial public offering, provided that, in each case, the sale of subordinate voting shares following the expiration of the applicable holding periods is subject to our share ownership guidelines and our Insider Trading Policy. The arrangement provides Mr. Puritt with certain rights to participate in registered offerings we undertake and a put right to cause TELUS to acquire at fair market value subordinate voting shares following the expiration of the applicable holding period, to the extent not previously sold. In the event that Mr. Puritt’s employment is terminated by the Company without cause or due to death or disability, all holding requirements will lapse, and Mr. Puritt may exercise a put right for TELUS within 12 months of such termination. In the event of Mr. Puritt’s resignation, retirement or termination of employment by the Company with cause, all holding requirements, offering rights and put rights will lapse. We have entered into employment agreements with Mr. Puritt and Ms. Kanu, respectively, and offers of employment with each of our other NEOs. Each employment agreement has an indefinite term. The material terms of each of our NEO employment agreements follow: Summary of NEO employment and separation agreements

TELUS International | 2024 Information Circular On February 22, 2021 we entered into an offer of employment with Ms. Pardee setting forth the terms and conditions of her employment as our Chief Commercial Officer. Ms. Pardee’s offer letter provides for (1) a base salary ($475,000 in 2023); (2) an annual incentive bonus target (70 per cent in 2023) of her annual base salary; (3) participation in the LTIP; (4) participation in other benefit plans of the Company; and (5) a signing bonus of $250,000. Under her employment agreement, Ms. Pardee was also entitled to receive an annual payment of $75,000 in the fourth quarter of 2021 and 2022; and for the 2021 and 2022 performance years, a bonus up to a maximum of $100,000, based on the achievement of annual net new sales target on a prorated basis for achievement of or exceeding 75 per cent of target at the Company’s sole and absolute discretion. Ms. Pardee was also entitled to receive an initial grant of long-term incentive compensation of restricted share units and performance share units with a total grant value of $1,000,000. On December 31, 2023, Ms. Pardee entered into a separation agreement with the Company. Pursuant to her separation agreement, Ms. Pardee received a severance payment equal to six months of her then-current base salary, subject to her entering into a temporary employment agreement with the Company (TTA) for the provision of commercial services. Under the TTA, Ms. Pardee will continue to receive medical, dental and vision benefits coverage through payment deductions or COBRA. On or about March 31, 2024, Ms. Pardee will be entitled to a bonus in an amount not to exceed $100,000. The actual amount of the bonus will be calculated by the Company based on the achievement of the 2023 annual net new sales target on a prorated basis for achievement of or exceeding 75% of the target, subject to the Company’s discretion. Additionally, equity grants made on May 20, 2021, March 21, 2022 and March 17, 2023 under the LTIP will continue to vest past the termination date in the normal course subject to the terms of the LTIP. Ms. Pardee’s separation agreement includes certain 12-month post-termination of employment non-competition and non-solicitation restrictive covenants, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release. Please refer to “—Potential Payments Upon Termination or Change-in-Control” for more details. Maria Pardee Marilyn Tyfting Michael Ringman On August 18, 2015, we entered into an offer of employment with Ms. Tyfting setting forth the terms and conditions of her employment as our Senior Vice President and Chief Corporate Officer. Ms. Tyfting’s offer letter provides for (1) a base salary (currently CAD $500,019); (2) an annual incentive bonus target (currently 70 per cent) of her annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; (5) an initial grant of CAD $250,000 under the MIP; (6) eligibility to participate in a TELUS management performance share unit plan; and (7) certain perquisites, including a Company leased vehicle with a capital cost allowance of CAD $40,000 or a vehicle allowance (currently CAD $1,250) per month, paid parking, executive home office equipment, a telecommunications products and services discount and participation in the health assessment program. In the event that Ms. Tyfting’s employment is terminated by the Company without just cause, she will be entitled to a lump-sum severance payment equal to 18 months of her then-current base salary, as well as continued health benefits for such period of time. Ms. Tyfting is also entitled to exercise any rights arising as a result of her termination of employment pursuant to the express terms of the MIP and the TELUS management performance share unit plan and any applicable award agreement thereunder. Ms. Tyfting’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release. On May 17, 2012, we entered into an offer of employment with Mr. Ringman setting forth the terms and conditions of his employment as our Vice President Information Technology. Mr. Ringman’s offer letter provides for (1) an initial base salary (currently $400,000); (2) an annual incentive bonus target (currently 60 per cent) of his annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; and (5) an initial grant of $40,000 under the MIP upon the completion of six months of employment. In the event that Mr. Ringman’s employment is terminated by the Company without just cause (and not in response to a notice of resignation), he will be entitled to a gross lump-sum payment equal to six months of base salary, plus one additional month of base salary for each complete calendar year of service performed by Mr. Ringman, up to a maximum termination payment equal to a period of 18 months, as well as a lump-sum payment equal to the Company’s contributions to his health benefits for such period of 79 awards arising as a result of her termination of employment pursuant to the express terms of the applicable equity plan. Ms. Kanu’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release. Ms. Kanu will resign from the company effective as of March 31, 2024 and will not receive any severance payments.

2024 Information Circular | TELUS International 80 Employment of an NEO may be terminated by any of the following means: resignation by the executive, termination by the Company for just cause, termination by the Company without just cause, the retirement of the executive or disability or death of the executive. Severance entitlements are set out in individual NEO employment agreements and the LTIP. See “— Summary of NEO employment and separation agreements,” “— Potential payments upon termination or change-in-control” and “— Omnibus Long-Term Incentive Plan (LTIP)” for more information regarding NEO severance entitlements. The LTIP contains change of control provisions (as defined in the LTIP and below in “— Omnibus Long-Term Incentive Plan (LTIP) — Change of control”). Upon a change of control of the Company, the Board of Directors may take one or more of the following actions: (1) arrange for the Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the Options; (3) make a determination as to the market price for the purpose of further actions with respect to the Options; (4) arrange for cash or other compensation in exchange for a surrender of any Options; or (5) make any other determinations as appropriate. If the Board of Directors does not accelerate unvested awards upon a change of control of the Company, then for any participant whose employment is terminated without just cause within 12 months of the change of control, all unvested Options and RSUs will vest on the termination date and be exercisable for 90 days following termination. For more information on the change of control provisions see “— Potential payments upon termination or change-in-control” and “— Omnibus Long-Term Incentive Plan (LTIP) — Change of control”. Each NEO is subject to a prohibition on the improper disclosure and use of confidential information and a one-year non-solicitation restriction following termination. Certain NEOs are also subject to a one-year non-compete restriction following termination. The payments and benefits described in the table in “— Potential payments upon termination or change-in-control” are subject to each NEO’s compliance with the post-employment obligations in each of their executive employment agreements, including compliance with the confidentiality provisions, which are not limited in time. A breach of these contractual provisions will result in the immediate termination of any and all entitlement of the NEO to continue to be compensated, except and only to the extent that compensation is owed under applicable law. In accordance with the compensation treatment under the various termination events outlined under “— Severance on termination of employment” and “— Change of control” the following table sets out the potential incremental amounts that may be payable to each NEO, assuming a termination date of December 31, 2023 (based on a closing Company share price of $8.58 on December 29, 2023). The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those set forth in the following table: Severance on termination of employment Change of control Confidentiality, non-compete and non-solicit Potential payments upon termination or change-in-control time. The base salary calculation includes Mr. Ringman’s base salary at the time of termination and his monthly average performance bonus earnings based upon the previous four performance bonus cash payments as of the date of termination. All severance benefits are subject to the execution of a general release. Beth Howen On August 22, 2022 we entered into an offer of employment with Ms. Howen setting forth the terms and conditions of her employment as our Chief Transformation Officer. Ms. Howen’s offer letter provides for (1) a base salary ($450,000) in 2023; (2) an annual incentive bonus target (60% in 2023) of her annual base salary; (3) participation in the LTIP; (4) participation in other benefit plans of the Company; and (5) a signing bonus of $100,000. Under her employment agreement, Ms. Howen was also entitled to receive an initial grant of long-term incentive compensation with a grant value of $840,000. On December 15, 2023, Ms. Howen entered into a separation agreement with the Company. Pursuant to her separation agreement, Ms. Howen received a one-time lump-sum cash severance payment equal to $476,824. Additionally, 5,905 shares underlying RSUs and 5,905 shares underlying PSUs immediately vested and settled. Ms. Howen’s separation agreement includes certain 12-month post-termination of employment non-competition and non-solicitation restrictive covenants, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release. Please refer to “—Potential Payments Upon Termination or Change-in-Control” for more details.

	Annual Cash		Long-Term Incentives			Benefits ($)	Continued Pension Accrual ($)	Total ($)
	Base Salary ($)	Bonus ($)	Options ($)	RSUs ($)	PSUs ($)			
Jeff Puritt								
Resignation[1]	212,500[2]	—	—	—	—	—	—	212,500
Termination without just cause[4]	1,275,000[3]	—	—	1,170,895	1,851,736	47,366[5]	758,936[6]	5,103,933
Retirement[7]	—	—	—	3,552,652	3,391,631	—	—	6,944,283
Disability[8]	1,275,000[8]	—	—	3,552,652	3,391,631	47,366[5]	415,416[9]	8,682,065
Death[10]	—	—	—	3,552,652	3,391,631	—	—	6,944,283
Termination with just cause	—	—	—	—	—	—	—	—
Change of control[11]	—	—	—	3,552,652	3,391,631	—	—	6,944,283
Vanessa Kanu[22]								
Resignation[1]	—	—	—	—	—	—	—	—
Termination without just cause[4]	513,009[12]	—	—	384,324	379,004	1,647[5]	11,993[13]	1,289,977
Retirement[7]	—	—	—	—	—	—	—	—
Disability[8]	—	—	—	1,106,074	816,078	—	—	1,922,152
Death[10]	—	—	—	1,106,074	816,078	—	—	1,922,152
Termination with just cause	—	—	—	—	—	—	—	—
Change of control[11]	—	—	—	1,106,074	816,078	—	—	1,922,152
Maria Pardee								
Resignation[1]	—	—	—	—	—	—	—	—
Termination without just cause[4]	—[20]	—[20]	—	128,091	147,070	—[20]	—	275,161
Retirement[7]	—	—	—	—	—	—	—	—
Disability[8]	—	—	—	398,146	512,346	—	—	910,492
Death[10]	—	—	—	398,146	512,346	—	—	910,492
Termination with just cause	—	—	—	—	—	—	—	—
Change of control[11]	—	—	—	398,146	512,346	—	—	910,492
Marilyn Tyfting								
Resignation[1]	—	—	—	—	—	—	—	—
Termination without just cause[4]	570,022[3]	236,311[17]	—	234,594	240,652	2,471[5]	212,876[18]	1,496,926
Retirement[7]	—	—	—	—	—	—	—	—
Disability[8]	—	—	—	652,784	460,875	—	929,176[19]	2,042,835
Death[10]	—	—	—	652,784	460,875	—	—	1,113,659
Termination with just cause	—	—	—	—	—	—	—	—
Change of control[11]	—	—	—	652,784	460,875	—	—	1,113,659
Michael Ringman								
Resignation[1]	—	—	—	—	—	—	—	—
Termination without just cause[4]	566,667[14]	208,242[15]	—	169,850	196,962	30,573[16]	—	1,172,294
Retirement[7]	—	—	—	—	—	—	—	—
Disability[8]	—	—	—	480,729	368,614	—	—	849,343
Death[10]	—	—	—	480,729	368,614	—	—	849,343
Termination with just cause	—	—	—	—	—	—	—	—
Change of control[11]	—	—	—	480,729	368,614	—	—	849,343
Beth Howen								
Resignation[1]	—	—	—	—	—	—	—	—
Termination without just cause[4]	476,824[21]	—	—	45,519	45,519	—[21]	—	567,862
Retirement[7]	—	—	—	—	—	—	—	—
Disability[8]	—	—	—	—	—	—	—	—
Death[10]	—	—	—	—	—	—	—	—
Termination with just cause	—	—	—	—	—	—	—	—
Change of control[11]	—	—	—	—	—	—	—	—

81 TELUS International | 2024 Information Circular

2024 Information Circular | TELUS International 82 (1) Upon a voluntary resignation by an NEO, any unvested and vested but unsettled award or any portion thereof will expire on the termination date. (2) Payment of a maximum of three months’ base salary will be provided if Mr. Puritt resigns but the Company elects to terminate his employment before the expiration of the notice period. (3) Payment of a maximum of 18 months’ base salary at the time of termination. This value for Ms. Tyfting is converted from CAD $750,029 to USD using an exchange rate on December 29, 2023, of $0.76. (4) Upon termination of employment without just cause, all unvested PSUs and RSUs, will vest pro-rata. Such pro-rata number is determined by multiplying the total number of PSUs and RSUs by a fraction where the numerator is the total number of calendar months between the applicable grant date of the award and the termination date and the denominator is the number of total calendar months (with any partial month counting as a full month for this purpose) in the original performance period. (5) Mr. Puritt and Ms. Tyfting are entitled to a maximum of 18 months of continued health benefits, and Ms. Kanu is entitled to a maximum of 12 months of continued health benefits. (6) Pursuant to his employment agreement, if Mr. Puritt’s employment is terminated without just cause, his pension will be deemed fully vested, and he is entitled to 18 months of continued vesting service under the DB Plan and the JP SRA. This value is converted from CAD $998,600 to USD using an exchange rate on December 29, 2023, of $0.76. (7) Upon termination of employment due to disability of an NEO or an NEO’s retirement, all awards held by the NEO will continue to vest and be settled or exercised as if the NEO remained an active employee of the Company. Mr. Puritt is retirement eligible under the MIP as of June 1, 2020. (8) Payment of a maximum of 18 months’ base salary at the time of termination. However, if Mr. Puritt receives alternate income during any portion of the 18-month period, the Company’s payment obligations will cease. (9) Upon disability, Mr. Puritt is entitled to continue accruing service until his retirement date under the DB Plan and the JP SRA. For purposes of this table, we have calculated the incremental benefit to Mr. Puritt assuming retirement at the later of age 60 and January 1, 2024. This value is converted from CAD $546,600 to USD using an exchange rate on December 29, 2023, of $0.76. (10) Upon the death of an NEO, all unvested Options, RSUs, and PSUs will immediately vest. (11) Upon termination of employment without just cause within 12 months following a change of control (as defined in the LTIP), all unvested Options, RSUs and PSUs will vest on the termination date, and the RSUs and PSUs will be settled in accordance with the LTIP. (12) Payment of a maximum of 12 months’ base salary at the time of termination. This value is converted from CAD $675,012 to USD using an exchange rate on December 29, 2023, of $0.76. (13) Ms. Kanu is entitled to 12 months of employer contributions to the Defined Contribution Plan. This value is converted from CAD $15,780 to USD using an exchange rate on December 29, 2023 of $0.76. (14) Payment equal to six months’ base salary plus one month of base salary for each completed year of service, up to a maximum total of 18 months. (15) Payment equal to six months’ severance bonus (the monthly bonus in an amount that is the average performance bonus earned by the NEO in the past four years, or less as applicable) plus one month of such severance bonus for each completed year of service, up to a maximum of 18 months. (16) Payment equal to six months of Company contributions to health benefits (excluding short-term and long-term disability), plus one month for each completed year of service, up to a maximum total of 18 months. (17) Payment equal to 18 months’ severance bonus (the monthly bonus in an amount that is the average performance bonus earned by Ms. Tyfting in the past two years). The value is converted from CAD $310,935 to USD using an exchange rate on December 29, 2023 of $0.76. (18) Ms. Tyfting is entitled to 18 months of continued vesting service under the DB Plan and the SERP 2020. This value is converted from CAD $280,100 to USD using an exchange rate on December 29, 2023, of $0.76. (19) Upon disability, Ms. Tyfting is entitled to continue accruing service until her retirement date under the DB Plan and the SERP 2020. For purposes of this table, we have calculated the incremental benefit to Ms. Tyfting assuming retirement at age 60. This value is converted from CAD $1,222,600 to USD using an exchange rate on December 29, 2023, of $0.76. (20) Pursuant to the separation agreement executed on July 12, 2023, Ms. Pardee’s equity grants of 14,929 RSUs and 17,141 PSUs continued to vest past the termination date in the normal course subject to the terms of the 2021 LTIP. (21) Pursuant to the separation agreement executed on December 9, 2023, Ms. Howen received a one-time lump-sum cash severance payment equal to $476,824. Additionally, 5,905 shares underlying RSUs and 5,905 shares underlying PSUs immediately vested and settled. (22) Ms. Kanu resigned from the Company as of March 31,2024 and will not receive any severance payments.

Pay versus performance

As required by SEC disclosure rules that we comply with, the following table and supporting details provide information on the relationship of compensation and financial performance for our principal executive officer ("PEO") and the average of our non-PEO NEOs for fiscal years ending in 2023, 2022 and 2021.

Pay versus performance table

The following table is our pay versus performance table. The amounts set forth in the table below are calculated pursuant to SEC rules but do not represent amounts that have actually been earned or realized, including with respect to equity awards granted to our executives. Performance and vesting conditions for several of these awards have not yet been satisfied.

As described in footnote 10 to our Summary Compensation Table, due to the timing of our initial public offering in 2021, we postponed the final MIP grant from its original timing in December 2020 to the effective date of our initial public offering in February 2021. As a result, the compensation paid to the NEOs during 2021 includes amounts associated with this postponement and was not representative of their annual compensation for services rendered in 2021.

Year	Summary compensation table total for PEO[1]	Compensation actually paid to PEO[2]	Average summary compensation table total for non-PEO named executive officers[1]	Average compensation actually paid to non-PEO named executive officers[2]	Value of initial fixed $100 investment based on:"		Net income (millions)[5]	Company selected measure ("CSM") Adjusted EBITDA (millions)[6]
					Total shareholder return[3]	Peer group total shareholder return[4]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	8,724,251	$(3,387,312)	$1,811,796	$(8,178)	$34.32	$76.53	$54	$583
2022	$10,472,635	$497,148	$1,650,605	$(334,697)[8]	$79.16	$78.14	$183	$607
2021	$15,485,561	$21,832,256	$3,368,721	$5,337,890	$132.24[9]	$136.61	$78	$540

(1) *The PEO reflected in this table for each of the years shown is Mr. Puritt. The NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023, Vanessa Kanu, Maria Pardee, Marilyn Tyfting, Michael Ringman and Beth Howen; (ii) for 2022, Vanessa Kanu, Maria Pardee, Marilyn Tyfting and Michael Ringman; and (iii) for 2021, Vanessa Kanu, Charles (Chuck) Koskovich, Marilyn Tyfting and Michael Ringman.*

(2) *Represents the amount of "compensation actually paid" to Mr. Puritt and the average "compensation actually paid" to our other NEOs (excluding Mr. Puritt), as computed in accordance with Item 402(v) of Regulation S-K and calculated in accordance with the following table.*

83 TELUS International | 2024 Information Circular

Adjustments to Determine "Compensation Actually Paid"	2021		2022		2023	
	PEO ($)	All NEOs (Other than PEO) ($)	PEO ($)	All NEOs (Other than PEO) ($)	PEO ($)	All NEOs (Other than PEO) ($)
Total Reported in Summary Compensation Table	15,485,561	3,368,721	10,472,635	1,650,605	8,724,251	1,811,796
Less, amounts reported in "Stock Awards" and "Option Awards" columns of the Summary Compensation Table for each applicable year	12,151,166	2,807,292	6.625,020	1,050,017	6,975,006	1,190,025
Plus, the fair value of equity awards granted during the covered year	15,550,411	3,870,819	4,970,021	787,711	2,826,904	482,769
Plus, the change in fair value from the beginning to the end of the covered year of equity awards granted prior to the covered year that were outstanding and unvested at year-end	1,377,784	367,069	(5,619,504)	(1,193,156)	(7,763,392)	(1,111,949)
Plus, the change in fair value from the prior year-end to the vesting date of equity awards granted prior to the covered year that vested during the covered year	2,324,886	550,838	(3,388,909)	(562,677)	131,209	33,409
Less, amounts reported in "Change in Pension and Nonqualified Deferred Compensation" column of the Summary Compensation Table for each applicable year	1,199,220	41,495	2,016,775	463	832,574	54,560
Plus, amounts deducted or added in calculating the total pension benefit adjustments, in accordance with Item 402(v) of Regulation S-K	444,000	29,230	2,704,700	33,300	501,296	20,383
"Compensation Actually Paid"	21,832,256	5,337,890	497,148	(334,697)	(3,387,312)[(a)]	(8,178)[(a)]

(a) *This amount is negative due to the decline in our share price year over year and illustrates the link between variable executive pay and company performance.*

(3) *TSR is calculated as the difference between the Company's share price at the end and the beginning of the measurement period. The measurement period is from the date of the IPO, February 3, 2021, through December 31, 2023.*

(4) *Represents the peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the performance peer group as disclosed in the TELUS International 2023 annual report on Form 20-F, which is available through https://www.sedarplus.ca and https://www.sec.gov. The composition of the peer group may vary year-over-year.*

(5) *The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.*

(6) *Represents our CSM, Adjusted EBITDA, a non-GAAP financial measure. See "—TELUS International performance bonus program, Scorecard metrics" for an explanation of how we use Adjusted EBITDA in our PBP and "—Non-GAAP Financial Measures and Non-GAAP Ratios" in the TELUS International 2023 annual report on Form 20-F, which is available through https://www.sedarplus.ca and https://www.sec.gov, for a reconciliation to the most comparable GAAP financial measure.*

(7) *The company was a private company before it went public on February 3, 2021.*

2024 Information Circular | TELUS International 84

TELUS International | 2024 Information Circular Pay versus performance relationship descriptions The following table reflects the relationships between the PEO and the average non-PEO compensation actually paid and the performance measures shown in the Pay versus Performance table from 2021 to 2023. The relationship between compensation actually paid to our PEO and the average of the compensation actually paid to the non-PEO NEOs, and the company’s TSR: from 2022 to 2023, the compensation actually paid to our PEO and the average of the compensation actually paid to the non-PEO NEOs decreased by 781% and the average of the compensation actually paid to the non-PEO NEOs increased by 98%, compared to a 57% decrease in our TSR. The relationship between compensation actually paid to our PEO and the average of the compensation actually paid to the non-PEO NEOs, and the company’s net income: from 2022 to 2023, the compensation actually paid to our PEO and the average of the compensation actually paid to the non-PEO NEOs decreased by 781% and the average of the compensation actually paid to the non-PEO NEOs increased by 98%,, compared to a 70% decrease in our net income over the same period. The relationship between compensation actually paid to our PEO and the average of the compensation actually paid to the non-PEO NEOs, and the company’s adjusted EBITDA: from 2022 to 2023, the compensation actually paid to our PEO and the average of the compensation actually paid to the non-PEO NEOs decreased by 781% and the average of the compensation actually paid to the non-PEO NEOs increased by 98%, compared to a 4% decrease in our adjusted EBITDA over the same period. The relationship between the company’s TSR and the peer group TSR: the TSR for the peer group disclosed in the table above decreased by 2% from January 1, 2023 to December 31, 2023 compared to the company’s TSR, which decreased by 57% over the same period. Period Compensation actually paid to PEO Average compensation actually paid to non-PEO named executive officers Company TSR Peer group TSR Net income CSM - Adjusted EBITDA 2022 to 2023 (781%) 98% (57%)(1) (2%)(1) (70%) (4%) 2021 to 2022 (98%) (106%) (40%)(1) (43%)(1) 135% 12% (1) The measurement period is February 3, 2021 through December 31, 2023. 85 Most important measures to determine FY2023 CAP The Company has determined that the most important financial performance measures used to link executive compensation and performance are as follows: Most Important Performance Measures Adjusted EBITDA(1) Revenue Free Cash Flow(1) EPS Growth CAGR Organic Revenue Growth CAGR (1) Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See “—Non-GAAP Financial Measures and Non-GAAP Ratios” in the TELUS International 2023 annual report on Form 20-F, which is available through https://www.sedarplus.ca and https://www.sec.gov, for a reconciliation to the most comparable GAAP financial measure.

2024 Information Circular | TELUS International 86 Company equity-based compensation plans at a glance The following table provides information as of December 31, 2023 on the securities of the Company authorized for issuance under the Omnibus Long-Term Incentive Plan (MIP), 2021 LTIP and the 2021 ESPP (security-based compensation arrangements under the TSX rules). No further grants will be made under the MIP and long-term equity incentive compensation awards will instead be granted under the 2021 LTIP. The following table provides information as of December 31, 2023 on the number of securities of the Company granted under the 2021 LTIP and the 2021 ESPP, which are currently the Company’s only equity compensation plans (security-based compensation arrangements under the TSX rules), expressed as a percentage of the weighted average number of outstanding shares for the applicable fiscal year. The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the TSX’s definition of security-based compensation arrangements. For simplicity, this section groups all such plans together and provides a number of tables that highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables. Name Type of plan New equity grants being issued Company securities issuable Equity-based from treasury compensation Other Omnibus Long-Term Incentive Plan X No Yes 2021 Omnibus Long-Term Incentive Plan X Yes Yes 2021 Employee Share Purchase Plan X Yes Yes Plan category(1) Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) A Weighted-average exercise price of outstanding options, warrants and rights ($) B Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (#) C Equity compensation plans approved by security holders 6,850,693(1) $10.39(2) 14,882,527(3) Equity compensation plans not approved by security holders — — — Total 6,850,693 $10.39 14,882,527 (1) Consists of the following outstanding awards: under the 2021 LTIP, 1,926,994 RSUs, 688,752 PSUs (assuming target level of achievement), 440,201 Options and 1,698,164 cash-denominated awards that can be settled in Shares at the Company’s election, calculated assuming maximum performance is achieved and the Company’s closing share price on December 29, 2023; and 2,096,582 Options under the MIP. (2) Weighted-average exercise price includes Options and equity-settled Phantom Options, and excludes RSUs and PSUs as they do not have an exercise price. (3) Consists of 4,807,489 shares available for issuance under the 2021 ESPP and 10,075,038 shares available for issuance under the 2021 LTIP. Equity compensation plans

Year	Number of awards granted under the Omnibus Long-Term Incentive Plan	Number of awards granted under the 2021 Omnibus Long-Term Incentive Plan	Number of awards granted under the 2021 Employee Share Purchase Plan	Weighted Average Number of Shares(1)	Omnibus Long- Term Incentive Plan Burn Rate(2)	2021 Omnibus Long- Term Incentive Plan Burn Rate(2)	2021 Employee Share Purchase Plan Burn Rate(2)
Equity compensation plans approved by security holders	Nil	884,875	311,551	273,541,668	—	0.30%	0.10%
Equity compensation plans not approved by security holders	—	—	—	—	—	—	—
Total	Nil	884,875	311,551				

(1) *Calculated based on our total shares outstanding, including both SVS and MVS.*

(2) *Burn rate is calculated by dividing the number of securities granted during the applicable fiscal year by the weighted average number of shares outstanding or the applicable fiscal year.*

Omnibus Long-Term Incentive Plan (MIP)

The purpose of the MIP was to promote the retention of key management employees, to align their interests with those of the shareholders and to provide incentive compensation based on the value of Company and TELUS shares. Eligible employees (any employee, Director or Officer) were determined by the chair of the Human Resources Committee. The MIP authorized the issuance of TI Options, Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs. The exercise price for TI Options and Phantom Options was determined by the chair of the Human Resources Committee on the date that such options are granted and will be the fair market value of the underlying shares as of the date of grant. The TI Phantom Options will be settled 50 per cent in cash and 50 per cent in shares. The final settlement of awards under the MIP occurred in June 2022. Unless otherwise determined by the Human Resources Committee, TI Options and Phantom Options will expire upon the earliest of:

- resignation of employment by a participant (other than retirement or by reason of disability), for both vested and unvested;
- 90 days after the termination of employment without just cause for vested awards;
- termination of employment without just cause for unvested awards;
- termination of employment of the participant for just cause, for both vested and unvested; or
- the tenth anniversary of the date of grant.

The total number of shares issuable pursuant to the exercise of TI Options or Phantom Options cannot exceed 5.5 per cent of all issued and outstanding shares at the grant date of the TI Option or Phantom Option.

For preliminary information about the equity compensation programs implemented in connection with our initial public offering, please see "— 2021 Omnibus Long-Term Incentive Plan" and "— 2021 Employee Share Purchase Plan".

87 TELUS International | 2024 Information Circular

2024 Information Circular | TELUS International 88 Change of control Amendment procedure Unless the Board determines otherwise, a change of control is defined as (1) any transaction or any transaction or series of transactions whereby any person or group of persons, as defined in the MIP, acting jointly or in concert, becomes the beneficial owner, directly or indirectly, of more than 50 per cent of the voting shares; (2) any transaction or series of transactions whereby any person or group of persons, as defined in the plan, acting jointly or in concert, acquires all or substantially all of the assets of the Company and its subsidiaries; (3) the approval by the shareholders of the Company of a complete liquidation or dissolution of Company, other than pursuant to an internal reorganization; and (4) any transaction or series of transactions involving the Company, its subsidiaries or its shareholders, which the Company, in its sole discretion, deems to be a change of control. However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. If the Board does not accelerate unvested Phantom Options upon a change of control, then for any participant whose employment is terminated without just cause within 12 months of the change of control prior to the fifth anniversary of the Shareholders’ Agreement, the unvested TI Options and Phantom Options will immediately vest and be exercisable for 90 days following termination, and TI Phantom RSUs and TELUS Phantom RSUs will immediately vest. Alternatively, upon a change of control, the Board may take one or more of the following actions: (1) arrange for the Phantom Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the Phantom Options; (3) make a determination as to the market price for the purpose of further actions with respect to the Phantom Options; (4) arrange for cash or other compensation in exchange for a surrender of any Phantom Options; or (5) make any other determinations as appropriate. In connection with our initial public offering, the Board approved amendments to the MIP to provide the Board with the power to amend or discontinue the MIP at any time without shareholder approval, provided that such amendment is not prejudicial to any award previously granted under the MIP. However, shareholder approval shall be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) involves a reduction in the exercise price of an option or the Phantom Option price of a Phantom Option, except in connection with a corporate transaction, (3) extends the term of an Award beyond its original expiry date, (4) permits transfers to persons except for estate settlement or (5) deletes or reduces the range of amendments requiring shareholder approval. In 2021, a few non-material amendments were made to the text of the MIP to reflect the fact that the Company has now completed the public offering. The changes did not require shareholder approval under the terms of the MIP. The changes (1) reference the new shareholders agreement, by and among the Company and holders of the Company’s multiple voting shares, instead of the prior shareholders agreement, (2) reflect the fact that prior classes of common shares have now become subordinate voting shares of the Company, (3) acknowledge that the Company now has publicly traded securities, (4) remove the need for an annual valuation of the Company and align timing for the treatment of awards on death to the date of death rather than to an annual valuation, and (5) provide for settlement of share-settled phantom options in shares rather than in cash.

89 TELUS International | 2024 Information Circular Administration of the 2021 LTIP Shares available under the 2021 LTIP Limits on awards The Human Resources Committee administers the 2021 LTIP and has the discretion to select the individuals who receive awards and determine the form and terms of the awards, including any vesting, exercisability, payment or other restrictions. Subject to certain limitations, the Human Resources Committee may delegate some or all of its authority to one or more 2021 LTIP administrators, including members of the Human Resources Committee, Officers or selected advisors. Any decision made or action taken by the Board of Directors, Human Resources Committee or any Officers or employees to whom authority has been delegated under the 2021 LTIP arising out of or in connection with the administration or interpretation of the 2021 LTIP is final, conclusive and binding. The exercise price for share options and the grant price for share appreciation rights may not be less than the closing trading price of a share on the trading day prior to the grant date. The term of share options and share appreciation rights may not exceed ten years, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period. The total number of shares that may be delivered under the 2021 LTIP is 18,651,120 of our authorized but unissued shares. The number of shares available under the 2021 LTIP may be equitably adjusted to reflect certain transactions, including, but not limited to, merger, consolidation, reorganization, recapitalization, separation, reclassification, share dividend, share split, reverse share split, split up or spin-off. The 2021 LTIP limits the grants of awards to a single participant in any calendar year as follows: The 2021 LTIP limits the grants of awards to a single non-employee Director in any calendar year as follows: The 2021 LTIP also limits the number of shares issuable to insiders (as defined in the TSX Company Manual) or issued within any one-year period under the 2021 LTIP and any other security-based compensation arrangement to up to ten per cent of the issued and outstanding shares. In connection with our initial public offering, our Board of Directors adopted, and our shareholders approved, the 2021 LTIP to provide equity awards to employees, non-employee Directors and selected third-party service providers of the Company and its subsidiaries and affiliates. Under the 2021 LTIP, the Company may grant awards of restricted shares, restricted share units, performance shares, performance share units, deferred share units, share options, share appreciation rights, cash-based awards and other forms of equity-based or equity-related awards. The Human Resources Committee administers the 2021 LTIP and has the discretion to select the individuals who receive awards and determine the form and terms of the awards, including any vesting, exercisability, payment or other restrictions. The maximum number of shares that may be delivered under the 2021 LTIP is 18,651,120 of our authorized but unissued subordinate voting shares. The Board of Directors has the authority to amend, suspend or terminate the 2021 LTIP. No amendment, suspension or termination will be effective without the approval of the Company’s shareholders if such approval is required under applicable laws, rules and regulations. Unless sooner terminated by our Board of Directors, the 2021 LTIP will terminate ten years from the Company’s initial public offering. 2021 Omnibus Long-Term Incentive Plan „ the maximum aggregate number of shares that may be granted in the form of share options or share appreciation rights is 4,500,000 shares; „ the maximum aggregate number of shares that may be granted in the form of restricted shares, restricted share units, performance share units and deferred share units is 4,500,000 shares; „ the maximum aggregate payout at the end of an applicable performance period or vesting period with respect to awards of performance shares, performance share units (settled in shares), deferred share units, restricted shares or restricted share units (settled in shares) is 4,500,000 shares, determined as of the date of grant; and „ the maximum aggregate amount that may be paid under an award of performance share units (settled in cash), cash-based awards or any other award that is payable in cash is $10,000,000, determined as of the date of grant. „ the aggregate maximum grant date fair market value of shares that may be granted under the plan in any calendar year to any non-employee Director, when added to any cash compensation paid to such non-employee Director in respect of such year, will not exceed $1,000,000.

2024 Information Circular | TELUS International 90 Share usage Minimum vesting Treatment of awards upon a participant’s termination of employment Clawback Amendment of the 2021 LTIP The number of shares remaining available for issuance will be reduced by the number of shares subject to outstanding awards and, for awards that are not denominated by shares, by the number of newly-issued shares actually delivered upon settlement or payment of the award. For purposes of determining the number of shares that remain available for issuance under the 2021 LTIP, the number of shares related to an award to be settled in newly-issued shares granted under the 2021 LTIP that terminates by expiration, forfeiture, cancellation or otherwise without the issuance of the shares, are settled through the delivery of market- purchased shares or the delivery of consideration other than shares (including cash), will be available again for grant under the 2021 LTIP. However, where awards providing for settlement solely in newly-issued shares have been surrendered for cancellation, in consideration of the satisfaction of the payment of the purchase price or tax withholding obligations related to the Award, the shares underlying such award will not be available again for grant under the 2021 LTIP. Except for deferred share units granted to Directors, all awards are subject to a minimum time-based vesting restriction or performance period, as applicable, of not less than one year. The minimum vesting requirements do not apply to (1) acceleration in the event of a termination of employment or termination of directorship on or following a change in control, or due to retirement, death or disability; (2) a substitute award subject to time-based vesting restrictions no less than the restrictions of the awards being replaced; and (3) awards involving an aggregate number of shares not in excess of 5 per cent of the total shares authorized for issuance under the 2021 LTIP. The Human Resources Committee may determine, at or after the time of grant, the terms and conditions that apply to any award upon a participant’s termination of employment with the Company and its affiliates. Subject to applicable laws, rules and regulations, as well as the minimum vesting period of one year, in connection with a participant’s termination, the Human Resources Committee has the discretion to accelerate the vesting, exercisability or settlement of, to eliminate the restrictions and conditions applicable to, or to extend the post-termination exercise period of an outstanding award. All awards are subject to clawback or recoupment pursuant to applicable laws, rules, regulations or Company policy as in effect from time to time. Our Board of Directors has the right to amend the 2021 LTIP and any award made under the 2021 LTIP at any time for any reason or no reason; provided that no amendment may adversely affect in any material way any award previously granted under the 2021 LTIP without the written consent of the participant, subject to certain conditions described in the 2021 LTIP. However, shareholder approval will be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) increases or removes the limits on shares issuable or issued to insiders, (3) involves a reduction in the exercise price of an option or grant price of a share appreciation right, except in connection with a corporate transaction, (4) extends the term of an award beyond its original expiry date, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period, (5) permits transfers to persons other than permitted transferees or for estate settlement purposes or (6) deletes or reduces the range of amendments requiring shareholder approval. Unless provided otherwise in an agreement or by the Human Resources Committee prior to the date of the change in control, the 2021 LTIP provides that in the event of a change in control: „ outstanding awards may be assumed by, or similar awards be substituted by, the successor in a transaction; „ if the participant’s employment with a successor terminates in connection with or within one year following the change in control for any reason other than an involuntary termination by a successor for “cause” (as such term is defined in the applicable award agreement), all of the participant’s awards will become vested in full or deemed earned in full (assuming the target performance goals provided under the award were met, if applicable) effective on the date of the participant’s termination of employment. The minimum vesting period will not apply to a substitute award subject to time-based vesting restrictions no less than the restrictions of the Awards being replaced; and „ if the successor does not assume the awards or issue replacement awards, the Human Resources Committee will cancel all awards then held by participants in exchange for cash payment or other compensation as described in the 2021 LTIP.

91 TELUS International | 2024 Information Circular Shares authorized for issuance Administration Purchase price and contributions Purchase of shares The total number of shares that may be purchased under the 2021 ESPP is 5,328,891 of our shares. The shares to be issued under the 2021 ESPP may be authorized but unissued shares or may be reacquired shares, including shares purchased on the open market. The 2021 ESPP is administered by the Human Resources Committee or such other Committee appointed by the Board of Directors to administer the 2021 ESPP. The plan administrator may delegate its administrative responsibilities and powers under the 2021 ESPP to any employees or a group of employees. The plan administrator may designate separate offerings under the 2021 ESPP, the terms of which need not be identical, in which eligible employees of one or more participating subsidiaries and affiliates will participate, even if the dates of the applicable offering periods in each such offering are identical; provided that the terms of participation are the same within each separate offering as determined under Section 423 of the Code. The plan administrator may also adopt sub-plans, appendices, rules and procedures relating to the operation and administration of the 2021 ESPP to facilitate participation in the 2021 ESPP by employees who are foreign nationals or employed outside the U.S. To the extent any sub-plan is inconsistent with the requirements of Section 423 of the Code, it will be considered part of the Non-Section 423 Component. Under the 2021 ESPP, participating employees are granted rights to purchase subordinate voting shares at a price equal to at least 85 per cent of the share’s fair market value on the purchase date (unless and until such percentage is changed by the plan administrator prior to the commencement of the enrollment process for the applicable purchase interval). An eligible employee will be able to elect to participate in an offering period under the 2021 ESPP by authorizing after-tax payroll deductions from gross wages on or before the start date of such offering period or such other payments as may be permitted. Offering periods will commence at quarterly intervals and have a maximum duration of six months and a minimum duration of up to three months unless otherwise determined by the plan administrator prior to the start of such offer period (but in no event may an offering period exceed 24 months). Employees may generally authorize contributions in multiples of 1 per cent, up to a maximum of 15 per cent, of gross wages to purchase shares under the 2021 ESPP. On the start date of each offering period in which a participant is enrolled, the participant will be granted a separate purchase right for such an offering period. The purchase will be effected by applying the participant’s contributions for the purchase interval ending on such purchase date to the purchase of whole or fractional shares. No participant may purchase more than $25,000 of subordinate voting shares (using the fair market value of the shares on the date the purchase rights are granted) under the 2021 ESPP (and any other employee share purchase plan of the Company or an affiliate) per calendar year. We adopted an employee share purchase plan (2021 ESPP), under which our eligible employees and the eligible employees of our participating subsidiaries and affiliates may elect to acquire our subordinate voting shares at a discount up to 15 per cent from the prevailing fair market value. The 2021 ESPP is designed with two components so that the Company may grant purchase rights to U.S. employees that are intended to be tax-qualified under Section 423 of the Internal Revenue Code (Section 423 Component), and to non-U.S. employees that are not intended to be tax-qualified under Section 423 of the Internal Revenue Code (Non-Section 423 Component). The total number of shares that may be purchased under the 2021 ESPP is 5,328,891 of our shares. 2021 Employee Share Purchase Plan (2021 ESPP) Termination of employment Generally, if a participant’s employment terminates for any reason (including death, disability or change in status), his or her right to purchase shares during the current offering period will terminate with effect after the final payroll following termination is processed. However, if a participant ceases to remain in active service by reason of an approved leave of absence, then the participant will have the right, exercisable up until 90 days before the next purchase date, to withdraw all the contributions collected to date on his or her behalf for that purchase interval. Contributions will continue with respect to any gross wages received by a participant while he or she is on an approved leave of absence unless the participant elects to withdraw from the offering period.

2024 Information Circular | TELUS International 92 Change in control Amendment and termination of the 2021 ESPP If a change in control of the Company occurs, each outstanding purchase right will automatically be exercised immediately prior to the effective date of such change in control. The purchase price applicable for the purchase interval in which the change in control occurs will be equal to 85 per cent of the fair market value per share of our subordinate voting shares immediately prior to the effective date of such change in control. However, participants will, following the receipt of notice from us of a change in control, have the right to terminate their outstanding purchase rights prior to the effective date of such change in control. Furthermore, the plan administrator may terminate any outstanding purchase rights prior to the effective date of a change in control, in which case all payroll deductions for the purchase interval in which such contributions are terminated will be promptly refunded. The Board of Directors has the right to terminate, suspend or amend the 2021 ESPP at any time, generally to become effective immediately following the close of any purchase interval, subject to applicable laws and the requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). However, shareholder approval will be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) reduces the purchase price payable for the shares under the 2021 ESPP, (3) modifies the eligibility requirements for participation or (4) deletes or reduces the range of amendments requiring shareholder approval. Unless sooner terminated by the Board of Directors, the 2021 ESPP will terminate upon the earliest of: (1) ten years from the effective date; (2) the date on which all shares available for issuance under the 2021 ESPP have been sold pursuant to purchase rights exercised under the 2021 ESPP; or (3) the date on which all purchase rights are exercised in connection with a change in control of the Company. In 2021, a few non-material amendments were made to the text of the 2021 ESPP (1) to permit the purchase of shares, for the benefit of plan participants, on the market, (2) provide for fractional share interests, and (3) to update the country-specific provisions to address legal requirements in international jurisdictions and the address for delivery of materials to the Company. These changes did not require shareholder approval under the terms of the 2021 ESPP. If a participant transfers employment from the Company or any participating subsidiary for the Section 423 Component to a participating subsidiary for the Non-Section 423 Component, he or she will immediately cease to participate in the Section 423 Component. However, any contributions made for the offering period in which such transfer occurs will be transferred to the Non-Section 423 Component, and such participant will immediately join the then-current offering under the Non-Section 423 Component upon the same terms and conditions in effect for his or her participation in the 2021 ESPP. The plan administrator may establish different rules to govern transfers of employment between subsidiaries participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.

93 TELUS International | 2024 Information Circular 1. Introduction 2. Board of directors 2.1 No delegation 2.2 Composition 2.3 Meetings The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management, subject to applicable laws and the terms of the Shareholders’ Agreement. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees. The Board may not delegate the following matters to any committee: Unless otherwise required by applicable laws, the Company’s articles or the Shareholders’ Agreement: (a) the removal of a director from or the filling of a vacancy on the Board or any Board committee; (b) the issuance of securities except on the terms authorized by the directors; (c) the declaration of dividends; (d) the purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors; (e) the establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee; (f) the adoption, amendment or repeal of the charter documents of the Company; and (g) any other matter which is required under the Shareholders’ Agreement or applicable corporate or securities laws to be decided by the Board as a whole. (a) the Board will not exceed 15 directors; (b) subject to election by the shareholders and the requirements of the applicable laws, the rules of the stock exchanges on which the shares of the Company are listed, and the rules and regulations of the U.S. Securities and Exchange Commission, the CEO will be a member of the Board; (c) the Chair and Vice-Chair of the Board will be selected by the Board from among the members of the Board; (d) directors constituting a majority of the Board should be ordinarily resident in the country where the Company is resident for tax purposes; and (e) while (d) describes the preferred approach, in circumstances where (d) is not implemented, a majority of the Board will not be ordinarily resident in a country that is not the country where the Company is resident for tax purposes. (a) Meetings of the Board will be conducted in accordance with applicable laws and the Company’s articles. (b) The Board will meet at least once each quarter. (c) The Chair, with the assistance of the Vice-Chair, CEO and the CLO, will be responsible for the agenda for each Board meeting. To the extent possible, Board materials will be made available in advance of each meeting in electronic format (d) The Board will invite management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board. (e) The Board should have an in-camera session without management as a regular feature of each Board meeting. Appendix A: Terms of reference for the Board

2024 Information Circular | TELUS International 94 2.4 Election or appointment of directors 2.5 Committees of the board Subject to the terms of the Shareholders’ Agreement and the articles, the Board, following a recommendation by the Governance and Nominating Committee, will: The Board will have the following committees and, after considering the recommendation of the Governance and Nominating Committee, approve and/or modify their terms of reference: The Board will: As the Company is a member of an integrated global business or transacts with affiliated companies in other countries, the Board will: The Board may establish other standing or ad hoc committees. Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix E— Terms of Reference for the Committees of the Board of Directors. (a) review and approve the slate of nominees proposed for election at the annual or special meetings of the Company; (b) approve candidates to fill any casual vacancy occurring on the Board; and (c) fix the number of directors as permitted by the Company’s articles. (a) Audit Committee — Appendix F; (b) Governance and Nominating Committee — Appendix G; and (c) Human Resources Committee — Appendix H. (a) annually consider and approve the Company’s objectives and goals and its strategic plan to achieve those objectives and goals and approve any material changes thereto; (b) monitor and assess developments which may affect the Company’s strategic plan; (c) evaluate and, as required, enhance the effectiveness of the strategic planning process; and (d) monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals. (a) strive to ensure that the Company’s management participates in TELUS’ global strategic planning; (b) review and adopt the goals and objectives of the TELUS global strategic plan to the extent that the Board agrees with the plan objectives and determines that they are beneficial to the Company; and (c) monitor the Company’s execution of the TELUS global strategic plan objectives that are adopted by the Company. (a) Subject to the terms of the Shareholders’ Agreement, the Board will appoint or replace the CEO. (b) Upon the advice of the CEO, the Human Resources Committee will approve the appointment of all other members of the Executive Leadership Team. (c) The Board is responsible for satisfying itself as to the integrity of the CEO and other Executive Leadership Team members. (d) The Human Resources Committee is responsible for overseeing succession planning for the CEO with the advice and recommendation of the Chair and the Board. 3. Selection of management 4. Strategic determination 5. Global business strategy

95 TELUS International | 2024 Information Circular 7. Public reporting 8. Risk oversight and management 8.1 Board responsibilities 8.2 Additional board responsibilities Subject to applicable laws and the Shareholders’ Agreement and delegation by the Board to a committee of the Board or management, the Board will review and approve all material transactions and investments. The Board is responsible for: The Board is responsible for ensuring the identification of material risks to the Company’s business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks to the Company’s business, including strategic, operational, financial, legislative, compliance and regulatory risks. In discharging this oversight duty, the Board will review and assess annually: The Board will: In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those key risks that have not been allocated to a Board committee. The Board is also responsible for the integrity of the Company’s internal control, disclosure control and management information systems. (a) the Company’s risk management program, including risk appetite and integrated enterprise risk assessment; (b) the quality and adequacy of risk-related information provided to the Board by management, to make the Board aware (directly or through its committees) of the Company’s material risks on a timely basis, and to provide the Board sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them; and (c) the respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to coordinate the risk oversight function through these bodies, and to adopt a shared understanding as to accountabilities and roles. (a) work to promote a culture of integrity throughout the Company. (b) adopt, implement and respect standards and policies consistent with those of TELUS, making such modifications as are appropriate to suit the Company’s local requirements. The finance policies adopted should address local financial reporting requirements, but where possible should be consistent with those of TELUS where necessary to support and facilitate TELUS’ consolidated financial reporting requirements. (c) monitor and promote compliance with all significant policies and procedures by which the Company is operated. (a) reviewing and approving financial and other reporting to shareholders on a timely and regular basis; (b) ensuring that the financial results are reported fairly and in accordance with generally accepted accounting principles and standards and related legal and regulatory disclosure requirements; (c) reviewing and approving the policies and procedures in place for the timely disclosure of any other developments that have a significant and material impact on the Company; (d) reporting annually to shareholders on its stewardship for the preceding year; (e) reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve these strategic objectives; and (f) providing for measures that promote engagement with, and feedback from, shareholders. 6. Material transactions 9. Culture, procedures and policies

2024 Information Circular | TELUS International 96 The Board will monitor the Company’s compliance with all applicable laws and regulations. The Board will evaluate annually the effectiveness of the Chair and/or the Vice-Chair, the CEO and the Board as a whole, individual directors and committees as provided in Appendix K - “Evaluation Process”. References to appendices in Appendix A of this information circular relate to the TELUS International Board Policy Manual, which can be found at www.telusinternational.com/investors/governance. 10.Legal requirements 11. Evaluation

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